Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187827

PROSPECTUS

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Exchange Offer for

$90,000,000 9 1/4% Senior Notes due 2019

We are offering to exchange up to $90,000,000 of our 9  1/4% Senior Notes due 2019, which will be registered under the Securities Act of 1933, as amended, for up to $90,000,000 of the outstanding 9 1/4% senior notes due 2019 which we issued on March 12, 2013 (the “March 2013 Offering”). We are offering to exchange the exchange notes for the outstanding notes to satisfy our obligations contained in the registration rights agreement that we entered into when the outstanding notes were sold pursuant to Rule 144A and Regulation S under the Securities Act. The terms of the exchange notes are identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes.

We issued $200,000,000 of 9  1/4% Senior Notes due 2019 on April 12, 2011 (the “Existing Notes”). The exchange notes offered hereby and nearly all of the Existing Notes will be treated as a single class for all purposes under the indenture. The exchange notes will have the same CUSIP number as the Existing Notes. Unless otherwise indicated, we refer to the outstanding 9 1/4% Senior Notes due 2019 issued in the March 2013 Offering as “the outstanding notes,” the 9  1/4% Senior Notes due 2019 which will be registered under the Securities Act as “the exchange notes,” and the outstanding notes, the Existing Notes and the exchange notes collectively as “the notes.”

The exchange offer will expire at 5:00 p.m., New York City time on August 1, 2013, unless we extend it.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must acknowledge that they will deliver this prospectus in any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should consider carefully the “Risk Factors” beginning on page 19 of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and will be subject to reduced public company reporting requirements permitted thereby.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

The date of this prospectus is July 3, 2013.

This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information provided by other sources is accurate or complete. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the exchange offer and the notes, including the merits and risks involved.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the “Risk Factors” included elsewhere in this prospectus. Unless otherwise specified or unless the context otherwise requires, in this prospectus, “Navios Logistics,” “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc. and its consolidated subsidiaries, as the context may require. We are incorporated as a Marshall Islands corporation. References to the “Co-Issuer” and “Logistics Finance” are to Navios Logistics Finance (US) Inc., our wholly owned subsidiary incorporated in Delaware that was formed solely for the purpose of serving as a co-issuer and guarantor of our debt securities and that does not have any material assets or operations. References herein to the “Co-Issuers” are to the Company and Logistics Finance as joint and several co-issuers of the notes. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Marshall Islands corporation. Navios Holdings is not our subsidiary and will not guarantee the outstanding notes and will not guarantee the exchange notes. The Co-Issuers issued and sold $200.0 million of 9 1/4% Senior Notes due 2019 (the “Existing Notes”) on April 12, 2011. For a reconciliation of our calculation of EBITDA used in this prospectus, see footnote (1) under “—Summary Consolidated Financial Data.” This prospectus includes forward-looking information that involves risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Holdings, is one of the world’s leading shipping and maritime logistics companies and provides significant business expertise and know-how to our operations.

The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market. The Hidrovia is one of the largest navigable river systems in the world, comparable in length to the Mississippi River in the United States. According to Drewry, the countries along the Hidrovia accounted for approximately 55% of world soybean production in 2012, as compared to 32% in 1995. Soybean production in the region has grown from 2000 to 2012 by a compounded annual growth rate, or CAGR, of 6.2%, including 6.9% for Paraguay and 30.7% for Uruguay. In addition to grain commodities, in the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 8.5 million metric tons in 2012, representing a CAGR of 16.0%. We believe the Hidrovia river system and seaborne trade up and down the South American coast are efficient means of commodity transportation, given the current shortage of adequate highway and rail infrastructure in that area.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of Archer Daniels Midland Company (“ADM”), Axion Energy (formerly known as Esso), Bunge Limited (“Bunge”), Cargill Incorporated (“Cargill”), Glencore International AG (“Glencore”), Louis Dreyfus SAS (“Louis Dreyfus”), Petróleo Brasilero S.A. (“Petrobras”), Petropar S.A. (“Petropar”) (the national oil company of Paraguay), Royal Dutch Shell plc (“Shell”), Vale S.A. (“Vale”), Vitol S.A. (“Vitol”) and YPF. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average (such as affiliates of Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 287 barges and pushboats and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG). Since the business combination in January 2008, we have grown our vessel fleet from 123 to 297 vessels, including barges, pushboats and tankers, of which 289 are owned by us and eight are chartered-in. The following is the current core fleet as of June 4, 2013.

Navios Logistics Fleet Summary (Owned and Chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet(1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges(2)(3)	39	122,449 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges(4)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	291

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H(5)	2010	16,871	Double-hulled Product Tanker
Stavroula(5)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	One pushboat is chartered-in with a horsepower of 580.
(2)	Seven tank barges are chartered-in with total capacity of 16,040 m3.
(3)	One tank barge is currently under construction and is expected to be delivered in June 2013.
(4)	These tank barges service the Argentine cabotage business.
(5)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2011 and 2012, 3.7 million and 4.0 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key global customers for more than 14 years on average.

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our port terminal has a current capacity of 45,660 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

Based on data from Drewry, in the Argentine cabotage trade, we operate the largest cabotage fleet in terms of capacity and one of the youngest fleets, consisting of six double-hulled product tankers and two self-propelled barges. We own four product tanker vessels and charter-in two additional product tanker vessels, representing a total capacity of 81,224 dwt. We also own two self-propelled barges, with a total capacity of 11,600 cubic meters. According to Drewry, the average age of the tankers in our market is 14.9 years, with 22% of the tanker vessels in our market having an age of 20 years or older. By comparison, our tanker fleet has an average age of approximately four years. Given that the MARPOL regulations require the retirement of all single-hull tanker vessels in the market by 2015, we believe our modern tanker fleet provides us with a competitive advantage.

Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

Market Opportunity

We believe that the following factors create opportunities for us to successfully grow our business:

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Growing Production and Exports of Grain Commodities: The Hidrovia region produces and exports a significant and growing amount of agricultural products. Moreover, the region continues to have large amounts of unused arable land available for soybeans and other crops. The countries along the Hidrovia accounted for approximately 55% (or 148.5 million metric tons) of world soybean production in 2012, as compared to 32% in 1995 (or 39.9 million metric tons). Soybean production in the region has grown from 2000 to 2012 by a compounded annual growth rate, or CAGR, of 6.2%, including 6.9% in Paraguay and 30.7% for Uruguay.

Production of corn (maize), wheat and other grains (primarily barley and sorghum) in the Hidrovia region have also grown during the period. For example, Argentine production of coarse grains has risen from 19.6 million tons in 2008 to 30.1 million in 2011, an increase of 53% in just three years. During this same period, Brazilian production of coarse grains also increased by 42% to reach 75.9 million tons.

Although not all grain commodities produced in the Hidrovia region are shipped for export through the Hidrovia waterway, we believe that the increased grain production in the region is expected to increase the amount of grains transported via the Hidrovia over time. For example, Argentinean and Paraguayan exports of coarse grains, soybean and soymeal have increased from 48.8 million tons in 2000 to 71.2 million tons in 2011, equivalent to a CAGR of 3.5%. Portions of soybean production in Bolivia, Paraguay and southern Brazil for export must be transhipped by barge to deepwater ports, and is particularly important for the Hidrovia. Significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia for export on oceangoing ships. In addition, global growth in wealth and in industrial agriculture has resulted in greater consumption of meat and convenience foods, raising demand for soybeans as animal feed and as soybean oil (the second most widely used vegetable oil after palm oil). Soybeans are vital to the production of livestock feed, industrial oils, infant formula, soaps, solvents, clothing and other household materials.

We believe exporting grain and grain products provides a valuable solution to global water scarcity challenges. Agriculture is the largest economic sector in terms of water use. Sufficient water resources are available in the Hidrovia region and can be utilized economically to produce grain and grain products for export, while growing grain in many importing countries would require use of scarce water resources better utilized for other activities. As one of the richest regions in terms of available fresh water resources per capita, South America is a major exporter of “virtual water” products (those products that require significant water for production). In contrast, Asia, with about 60% of the world population, has a high food demand and is one of the largest importers of virtual water products in the world. The increasing virtual water trade to developing countries is expected to drive agricultural growth and export in South America.

Source: Data from Drewry

•

Growing Exports of Mineral Commodities: In addition to grain commodities, companies in the region are initiating the production of other goods, including forest products, iron ore and pig iron. In the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 8.5 million metric tons in 2012, representing a CAGR of 16.0%. Their production of iron ore is transported by barge via the Hidrovia. South America is becoming a significant exporter of mineral commodities to emerging market countries, including China, which has had to look to new sources at greater distances to meet its growing commodity demand. We believe the Hidrovia region will benefit significantly from this continuing trend going forward.

Source: Data from Drewry

•

Reliance on Waterborne Transportation in the Hidrovia. The Hidrovia is a vital transportation link in South America given the limited highway and rail alternatives and is critical to facilitating access to the Atlantic Ocean and the global export market. The Hidrovia river system passes through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay), and encompasses over 4,500 kilometers, comparable to the length of the Mississippi river system in the United States. There is dredging work underway to increase the water depth in certain portions of the river and to add a 600 kilometer section from Santa Fe to Corrientes, to allow for better barge access to agrarian products in northern provinces. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

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Efficient Means of Transportation: River barges are an efficient and cost-effective mode of transportation compared to other modes of transportation such as railroads and trucks. According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge, the type of barge in our fleet, has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks. Additionally, the capacity of a 15 barge tow is equivalent to 870 tractor-trailer trucks and can be manned by only eight crew members. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

•

Key Part of Region’s Oil Supply System: Waterborne transportation via the Hidrovia and coastal tanker trade form a key part of the region’s oil supply system. Approximately 70% of Argentina’s refinery capacity is located in the Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coast destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reaches consumers via the Hidrovia. Paraguay does not produce any crude oil and only has one small refinery. It relies on the Hidrovia for imports of crude oil and petroleum products. Imports into Paraguay from larger, more complex refineries in Argentina can provide higher specification products and take advantage of economies of scale. In Brazil, for example, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion and provides for an increase in drilling rigs.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve.

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Axion Energy.

Developing Leading Position through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We have completed the construction of a new silo with a capacity of 100,000 metric tons to meet customer demand, which brings the terminal’s total capacity to 460,000 metric tons. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that the 80 acres of total available land, following our recent purchases, and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal, including for the development of a new transshipment facility for wet and dry commodities. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 45,660 cubic meters of storage, serve the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and marine transportation services in the Hidrovia region, which gives us economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. In addition, the use of modern vessels in our cabotage operations permits us to use advanced technology and a computerized navigational system that allows for efficient maneuverability and decreased fuel consumption for our vessels.

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately four years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2011 and 2012 was 83.5% and 79.3%, respectively.

We also seek to optimize the use of pushboats. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the river system.

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our oceangoing vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary, gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Furthermore, the countries of the Hidrovia region have established a regional cabotage system in which we participate.

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. Corporacion Navios Sociedad Anonima (“CNSA”) was founded by one of our predecessor companies in 1955. Horamar Group (“Horamar”) was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 10 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

Track Record of High Standards of Performance and Safety. Our in-house technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

Established History and Experienced Management Team. We have operated in the Hidrovia region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez.

Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average approximately 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in time charter, voyage and port terminal revenues and sales of products.

Business Strategy

Our business strategy is to continue to operate as a diversified logistics and port terminals company and to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow faster than the U.S. economy. For example, in 2013, Brazil is expected to grow by 3.5% and Argentina by 3.1%, according to the International Monetary Fund’s latest World Economic Outlook. Advanced economies, including the United States, are expected to grow by 1.4% in 2013 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position as a market leader in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. For example, we are developing a new transshipment facility for mineral ores and liquid bulks in Nueva Palmira. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. We have been working with our customers in our barge business to increase the proportion of our business under time charters and CoAs of one to five years’ duration, some of which have minimum volume guarantees. Furthermore, we intend to develop relationships with new customers and cargoes as we grow our fleet capacity.

Generating Operational Efficiencies. We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our barge business, we plan to increase the size and capacity of our barge fleet and invest in new engines that burn less expensive fuel for our line pushboats, which we use on our longer river voyages. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

Continue to Improve Quality. We have developed a reputation for having quality operations in the storage and marine transportation industry. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers.

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and access debt financing on favorable terms.

We also believe that we benefit from the leading risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Risk Factors—Risks Relating to Our Industry and Our Business—We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected” in this prospectus.

Our History

We have a long history of operating in the Hidrovia region of South America. Corporacion Navios Sociedad Anonima (“CNSA”) was founded by one of our predecessor companies in 1955. Horamar Group (“Horamar”) was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under our umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned, except for Hidronave S.A.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. See “Risk Factors—Risks Relating to Our Industry and Our Business— As an ‘emerging growth company’ under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.”

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This exemption allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to rely on this exemption.

We may remain an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws.

Our Controlling Stockholder

Navios Holdings, through its wholly owned subsidiary, Navios Corporation, is our controlling stockholder. Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. Navios Holdings’ shares of common stock trade on the New York Stock Exchange under the symbol “NM”.

Corporate Structure

The chart below summarizes our ownership and corporate structure as of June 4, 2013.

Shaded entities are guarantors of the notes.

*	Third party joint venture partner owns 49% of the Joint Venture.
†	100% directly or indirectly owned.
(1)	Angeliki Frangou, our Chairman, beneficially owns approximately 23.9% of the outstanding common stock of Navios Maritime Holdings Inc.
(2)	The families of Claudio Pablo Lopez, our Chief Executive Officer, Vice Chairman and Director, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Director, and Horacio Enrique Lopez, our Chief Operating Officer-Shipping Division and Director, together own 100% of Peers Business Inc.

Summary of the Exchange Offer

On March 12, 2013, we sold $90,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2019 (the “outstanding notes”) in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). We are conducting this exchange offer to satisfy our obligations contained in the registration rights agreement that we entered into in connection with that sale. You should read the discussion under the headings “The Exchange Offer” and “Description of Notes” for further information regarding the exchange notes to be issued in the exchange offer.

Securities Offered	Up to $90,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2019 registered under the Securities Act (the “exchange notes”). The terms of the exchange notes offered in the exchange offer are identical to those of the outstanding notes issued on March 12, 2013, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes. We issued $200,000,000 of the notes on April 12, 2011 (the “Existing Notes”), which nearly all are now unrestricted. The exchange notes offered hereby and the Existing Notes will be treated as a single class for all purposes under the indenture. The exchange notes will have the same CUSIP number as nearly all of the Existing Notes.

The Exchange Offer	We are offering exchange notes in exchange for a like principal amount of our outstanding notes. The exchange notes are being offered only in exchange for the outstanding notes, and not for any other notes.

You may tender your outstanding notes for exchange notes by following the procedures described under the heading “The Exchange Offer.”

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on August 1, 2013, unless we extend it. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of this exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” for a more complete description of the tender and withdrawal period.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions, other than that:

• the exchange offer does not violate any applicable law or applicable interpretations of the staff of the SEC;

• the outstanding notes are validly tendered in accordance with the exchange offer; and

•        there is no action or proceeding instituted or threatened in any court or by any governmental agency that in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

Procedures for Tendering Outstanding Notes	To participate in this exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by book-entry delivery following the procedures described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus.

See “The Exchange Offer — Procedures for Tendering.”

U.S. Federal Tax Considerations	Your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax purposes. See “U.S. Federal Income Tax Considerations” for a summary of United States federal tax consequences associated with the exchange of outstanding notes for the exchange notes and the ownership and disposition of those exchange notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. See “Use of Proceeds.”

Exchange Agent	Wells Fargo Bank, National Association under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer — Exchange Agent.”

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We do not currently intend to register the outstanding notes under the Securities Act. If your outstanding notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding notes.

Resales of the Exchange Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for sale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

•        you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of our company, as that term is defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver this prospectus when it resells or transfers any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Summary of Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the exchange notes. Unless otherwise indicated, the outstanding notes and the exchange notes offered hereby are collectively referred to herein as the “notes”.

Issuers	Navios South American Logistics Inc. and Navios Logistics Finance (US) Inc.

Notes offered	$90,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2019. The exchange notes offered hereby and the $200,000,000 of Existing Notes issued on April 12, 2011 (which nearly all are now unrestricted) will have the same terms and ranking, will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase). The exchange notes will have the same CUSIP number as nearly all of the Existing Notes.

Maturity	The exchange notes will mature on April 15, 2019.

Interest payment dates	We will pay interest on the notes semi-annually on April 15 and October 15 of each year, beginning April 15, 2013. Interest will accrue on the notes from October 15, 2012.

Ranking	The exchange notes will be the senior unsecured obligations of Navios South American Logistics Inc. and Navios Logistics Finance (US) Inc. Except as described below with regards to our non-wholly owned subsidiary, Hidronave S.A., each of our direct and indirect subsidiaries (other than Logistics Finance) will guarantee the exchange notes offered hereby.

The exchange notes will rank:

• equal in right of payment to all of our existing and future unsecured obligations that are not, by their terms, expressly subordinated in right of payment to the exchange notes;

• senior in right of payment to all existing and future obligations that are, by their terms, expressly subordinated in right of payment to the exchange notes;

• effectively subordinated to all existing and future secured obligations, and other secured obligations, to the extent of the value of the assets securing such obligations; and

• effectively subordinated to the liabilities of our non-guarantor subsidiary.

As of March 31, 2013, the Co-Issuers and the Guarantors had approximately $318.1 million of Indebtedness outstanding, and the non-guarantor Restricted Subsidiaries had approximately $0.6 million of Indebtedness outstanding, which is structurally senior to the notes.

The non-guarantor Subsidiaries accounted for approximately $3.9 million, or 1.6%, of total revenue, approximately $0.2 million, or 0.4%, of total EBITDA, approximately $5.7 million, or 0.9%, of total assets, and approximately $4.4 million, or 1.4%, of total liabilities, in each case as of and for the year ended December 31, 2012. As of and for the three months ended March 31, 2013, the non-guarantor Subsidiaries accounted for approximately $0.5 million, or 0.7%, of total revenue, approximately $0.1 million, or 0.6%, of total EBITDA, approximately $5.6 million, or 0.7%, of total assets, and approximately $4.3 million, or 1.0%, of total liabilities.

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries except for Hidronave S.A. and Logistics Finance. Each wholly owned material subsidiary that we create or acquire following the issue date will also be required to guarantee the exchange notes unless such subsidiary has been designated as an “unrestricted subsidiary” or is a securitization subsidiary. See “Description of Notes—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries—Subsidiary Guarantees.”

Optional redemption	We may redeem the notes in whole or in part, at our option, at any time (1) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium described under “Description of Notes—Optional Redemption” plus accrued and unpaid interest, if any, to the redemption date and (2) on or after April 15, 2014, at the redemption prices listed under “Description of Notes—Optional Redemption” plus accrued and unpaid interest, if any to the redemption date.

Equity offering optional redemption	In addition, at any time before April 15, 2014, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. See “Description of Notes—Optional Redemption.”

Change of control	Upon the occurrence of certain change of control events, you will have the right, as a holder of the notes, to require us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Certain covenants	The indenture governing the notes contains covenants that, among other things, will limit the ability of Navios South American Logistics Inc. and its restricted subsidiaries to:

• incur additional indebtedness or issue certain preferred stock;

• pay dividends on, redeem or repurchase our capital stock or make other restricted payments and investments;

• create certain liens;

• transfer or sell assets;

• enter into certain transactions with our affiliates;

• merge, consolidate or sell all or substantially all of our properties and assets; and

• create or designate unrestricted subsidiaries.

These restrictions and prohibitions are subject to a number of important qualifications and exceptions. See “Description of Notes—Certain Covenants.”

No assurance of trading market	We cannot assure you that an active and liquid market for the exchange notes will develop or be maintained. If an active and liquid market for the exchange notes is not maintained, the market price of the exchange notes may be adversely affected.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” before participating in the exchange offer.

For more complete information about the exchange notes, see the “Description of Notes” section of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial and other data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. See “Index to Consolidated Financial Statements.” The as of December 31, 2010 financial and other data is derived from our audited consolidated financial statements, which are not included in this prospectus. The summary consolidated financial data for the three month periods ended March 31, 2013 and 2012 have been derived from our unaudited condensed financial statements included elsewhere in this prospectus or from financial data, which is not included in this prospectus. In the opinion of management, the unaudited financial statements referenced above include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

The results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. The summary consolidated historical financial data set forth below should be read together with “Capitalization,” “Operating and Financial Review and Prospects” and our consolidated historical financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars)
Statement of Income Data
Time charter, voyage and port terminal revenues	$44,150	$37,545	$178,619	$165,625	$136,756
Sales of products	29,080	12,602	68,414	69,063	51,217
Time charter, voyage and port terminal expenses	(9,452)	(9,850)	(41,776)	(41,680)	(35,410)
Direct vessel expenses, excluding amortization of deferred dry dock and special survey costs	(17,740)	(15,603)	(69,476)	(63,422)	(50,422)
Cost of products sold	(26,017)	(11,597)	(65,039)	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(5,158)	(5,693)	(22,502)	(18,180)	(17,729)
Amortization of intangible assets and liabilities, net	(935)	(1,109)	(4,438)	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	(484)	(304)	(1,332)	(718)	(394)
General and administrative expenses	(3,070)	(3,634)	(14,844)	(13,662)	(12,210)
Provision for losses on accounts receivable	(317)	(86)	(747)	(492)	(652)
Taxes other than income taxes	(2,371)	(1,797)	(8,212)	(8,934)	(7,921)
Gain on sale of assets	—	—	—	36	52
Interest expense and finance cost, net	(5,431)	(5,011)	(20,057)	(17,074)	(4,526)
Interest income	50	89	388	843	298
Foreign exchange differences	(344)	310	(279)	(645)	(3)
Other income, net	221	831	1,492	669	64

Income/(loss) before income taxes and noncontrolling interest	$2,182	$(3,307)	$211	$236	$7,561
Income tax benefit/(expense)	3,770	923	(35)	348	(64)

Net income/(loss)	$5,952	$(2,384)	$176	$584	$7,497

Less: Net income attributable to the noncontrolling interest	(18)	(2)	(20)	(780)	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,934	$(2,386)	$156	$(196)	$5,600

	Three Month Period Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars)
Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents	$206,342	$86,598	$98,182	$85,952	$70,424
Total assets	752,090	619,659	636,344	621,234	547,461
Current liabilities, including current portion of long-term debt	82,412	78,532	61,701	76,710	43,780
Total long-term debt, including current portion	293,904	200,649	200,598	200,668	127,422
Total liabilities	424,737	300,818	314,943	300,009	218,182
Total Navios Logistics stockholders’ equity	326,774	318,298	320,840	320,684	310,030
Other Financial Data
Net cash provided by operating activities	$13,080	$10,368	$24,230	$14,589	$34,310
Net cash used in investing activities	(9,390)	(3,637)	(17,632)	(70,598)	(14,114)
Net cash provided by/(used in) financing activities	90,227	(549)	(1,589)	57,344	(7,919)

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars)
EBITDA(1)	$14,122	$8,719	$48,132	$39,021	$32,501
Ratio of earnings to fixed charges(2)	1.34	—	1.00	1.00	1.76

Other Operating Data
Dry Port—dry cargo tons moved	820,600	969,500	3,973,200	3,727,200	3,851,100
Liquid Port—cubic meters of stored liquid cargos	67,795	50,344	231,613	241,481	262,628
Liquid Port—cubic meters of sales of products	28,345	12,796	66,108	73,943	74,757
Barge—cubic meters of liquid cargos	158,770	194,658	828,427	1,092,962	1,019,309
Barge—dry cargo tons	231,794	181,963	1,048,089	1,074,359	818,617
Cabotage—cubic meters of liquid cargos	564,393	405,934	2,140,289	2,405,471	2,301,692
Cabotage—available days	675	686	2,739	2,734	2,220
Cabotage—operating days	544	471	2,173	2,282	1,933

Revenues per Segment
Port Business	$36,713	$19,637	$100,623	$92,410	$74,591
Revenue—dry port	6,991	6,373	29,161	21,592	21,020
Revenue—liquid port	642	662	3,048	1,755	2,354
Sales of products—liquid port	29,080	12,602	68,414	69,063	51,217
Barge Business	23,282	19,974	93,853	91,049	76,296
Cabotage Business	13,235	10,536	52,557	51,228	37,086

(1)	EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$5,934	$(2,386)	$156	$(196)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	5,158	5,693	22,502	18,180	17,729
Amortization of intangible assets and liabilities, net	935	1,109	4,438	4,436	4,486
Amortization of deferred drydock and special survey costs	484	304	1,332	718	394
Interest income	(50)	(89)	(388)	(843)	(298)
Interest expense and finance cost, net	5,431	5,011	20,057	17,074	4,526
Income tax (benefit)/expense	(3,770)	(923)	35	(348)	64

EBITDA	$14,122	$8,719	$48,132	$39,021	$32,501

(2)	The ratio of earnings to fixed charges is calculated as follows:

	Three Months Ended March 31,		December 31,
	2013	2012	2012	2011	2010
Earnings:
(a) Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	2,182	(3,307)	211	236	7,561
(b) Fixed charges	5,834	5,582	22,000	18,880	7,851
(c) Amortization of capitalized interest	38	35	377	140	131
(d) Distributed income of equity investees	—	—	—	—	—
(e) Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
(a) Interest capitalized	(249)	(210)	(535)	(312)	(1,758)
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total	7,805	2,100	22,053	18,944	13,785

Fixed charges:
(a) Interest expensed and capitalized	5,388	4,860	19,648	15,675	5,679
(b) Amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	299	263	1,090	1,185	365
(c) An estimate of the interest within rental expense	147	459	1,262	2,020	1,807
(d) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(e) Interest and amortization of discount or premium of guaranteed debt of a less than 50% owned person or unaffiliated	—	—	—	—	—

Total	5,834	5,582	22,000	18,880	7,851

Earnings to fixed charges	1.34	(A )	1.00	1.00	1.76
(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees of $3,482 necessary to generate a ratio of earnings to fixed charges to 1.00

RISK FACTORS

You should carefully consider all of the information included in this prospectus and the risks described below before deciding to participate in the exchange offer. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, you might lose all or part of your investment in the notes. In deciding whether to participate in the exchange offer, you should also refer to the other information set forth in this prospectus, including “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included herein..

Risks Relating to Our Industry and Our Business

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

The international transportation industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which we operate are still developing and the nature of the industry’s cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract rates and spot market rates. However, we expect that our industry will exhibit significant cyclicality and volatility as it matures. The contract rates earned by the tankers in our cabotage business and barges and pushboats in our barge business will depend in part upon the state of the tankers, barges and pushboats market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the respective markets on any future date.

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, drybulk commodities, soybean and iron ore in particular, and petroleum and refined petroleum products;

•	local government subsidies that affect the price of refined petroleum products;

•	cabotage regulations in the region where we operate;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

Our dry port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our dry port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect our operations and revenues.

A significant portion of our dry port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels or port operations and which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned and operated vessels, including barges and pushboats under bareboat charter contracts. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. The rest of our fleet is chartered-in under voyage on time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the three month period ended March 31, 2013, two customers, Vale and Petrobras accounted for 14.6% and 14.1% of our revenues, respectively. For the three month period ended March 31, 2012, three customers, Vale, Esso and YPF, accounted for 24.9%, 16.7% and 12.0% of our revenues, respectively. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. During the year ended December 31, 2010, our largest customer, Petrobras, accounted for 17.5% of our revenues, and our five largest customers accounted for approximately 50% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we are paid a rate per ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially adversely affected.

When our contracts expire, we may not be able to successfully replace them.

The process for concluding contracts for our services, including port logistics services, vessel contracts and longer-term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of our ports and fleet, medium- and longer-term contracts tend to be awarded based upon a variety of other factors relating to the operator, including but not limited to:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping and port operating experience and quality of operations, including cost-effectiveness;

•	construction management experience, including the ability to procure on-time delivery of vessels according to customer specifications;

•	ability to negotiate contract terms, including those allocating operational risks;

•	competitiveness of the bid in terms of overall price; and

•	general reputation in the industry.

As a result of these factors, when our contracts, including our long-term charters, expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above.

However, if we are successful in employing our vessels under longer-term contracts, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels with profitable contracts, our results of operations and operating cash flow could be materially adversely affected.

Our business can be affected by adverse weather conditions, effects of climate change and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

A significant portion of our business is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. For example, we were adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2008 and extended into 2009, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations.

A prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our business in general may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially adversely affect our results of operations and financial condition.

Our capital expenditures during 2010, 2011 and 2012 were $58.1 million, $72.2 million and $28.5 million, respectively, used to acquire among others one product tanker, three pushboats, 66 barges and to expand our port terminal operations through the construction of one drying and conditioning facility, new tanks and a silo. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. For example, we are currently constructing a new conveyor belt in our dry port terminal in Uruguay which is expected to be completed in the third quarter of 2013 and one tank barge which is expected to be delivered in June 2013.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. In addition, the terms of any joint venture arrangements we may enter into in the future may limit the ability of the joint venture to distribute cash to us, and other joint venture partners may need to consent to the actions taken by the joint venture. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the senior notes and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

The failure of Petrobras to successfully implement its business plan for 2011-2015 could adversely affect our business.

During 2011, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 479 by 2015. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government (the “Assignment Agreement”) to conduct operations in specified pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. In May 2011, we also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Any failure to capitalize on our relationship with Petrobras could have a material adverse effect on our results of operations.

Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays, which could result in a loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our ports and our fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and our ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and our ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for us.

We own and operate an up-river port terminal in San Antonio, Paraguay that we believe is well-positioned to become a hub for industrial development based upon the depth of the river in the area and the convergence between land and river transportation. If the port does not become a hub for industrial development, our future prospects could be materially and adversely affected.

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. However, if the location is not deemed to be advantageous, or the use of the river or its convergence with the land is not fully utilized for transportation, then the port would not become a hub for industrial development, and our future prospects could be materially and adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our six product tanker vessels is four years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. We cannot assure you that, as our operational port equipment and vessels age, market conditions will justify those expenditures or enable us to operate our ports and vessels profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially adversely affected.

We are subject to various laws, regulations and conventions, relating to environmental, health and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

Our business is materially affected by government regulation to protect the environment, health and safety in the form of international conventions, national, state and local laws, customs inspections and related procedures, and regulations in force in the jurisdictions in which our ports are located and our fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels, or on the operation of our ports. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially and adversely affect our operations, as well as the shipping industry generally. In various jurisdictions, legislation has been enacted or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and customers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to higher environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international, national and local laws and regulations. We believe that our vessels and operations are in substantial compliance with applicable environmental and safety laws, regulations and standards. However, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. There is also a risk that any non-compliance that may be found to exist could lead to penalties or fines, that these could be imposed regardless of fault or intent, and that they could materially adversely affect our financial position.

In addition, various international and domestic laws have been adopted that impose liability to pay damages or compensation for environmental loss or other damage resulting from ship operations, notably through pollution by oil or other hazardous or noxious substances. Relevant international laws include the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) (which imposes liability for pollution damage caused by the escape or discharge of persistent oil from a tanker), and the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 (which applies to oil pollution damage from the bunkers of vessels other than tankers falling within CLC). Domestic legislation also exists that imposes similar liabilities in respect of pollution damage, notably in respect of incidents falling outside these international regimes. We could also become subject to personal injury or property or natural resources damage claims relating to exposure to, or releases of, regulated materials associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

We maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be materially and adversely impacted.

For a more detailed discussion regarding the details of these international and domestic laws, please see the section titled “Business” in this prospectus.

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.

We intend to grow our port terminal, barge and cabotage businesses, either through land acquisition and expansion of our port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to our fleet will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new businesses.

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have purchased land near the Nueva Palmira Free Zone area in Uruguay with the intention of expanding our port facilities and add a new port terminal for minerals and liquid cargo. In order to complete this project, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, we will not be able to proceed with this project.

Growing any business by acquisition presents numerous risks. Acquisitions expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies or assets, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to expand our business through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition. Furthermore, because the volume of cargo we ship is at or near the capacity of our existing barges during the typical peak harvest season, our ability to increase volumes shipped is limited by our ability to acquire or charter-in additional barges.

With respect to our existing infrastructure, our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

As of March 31, 2013, we employed 374 land-based employees: 43 employees in the Asuncion, Paraguay office, 49 employees at the port facility in San Antonio, Paraguay, 128 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 135 employees at the port facility in Nueva Palmira, Uruguay, and 13 employees at Hidronave S.A.’s Corumba, Brazil office.

At December 31, 2012, we employed 367 land-based employees and approximately 640 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Concerns relating to the European sovereign debt crisis have recently intensified. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects. During 2012, Standard and Poor’s Rating Services (“S&P”) and Moody’s Investors Service (“Moody’s”) downgraded the long term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

In addition, the availability of borrowings under our revolving credit facility with Cyprus Popular Bank Public Co. Ltd. may be affected by the agreement by Cyprus in March 2013 to restructure and recapitalize its banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund. Among other provisions, it was agreed that certain assets and liabilities of Cyprus Popular Bank Public Co. Ltd. would enter into receivership and the remaining assets and liabilities would be transferred to the Bank of Cyprus. As this restructuring process is on-going, the availability of our revolving credit facility has not been confirmed. If we are unable to borrow under this facility, we will need to seek other sources of financing which may be unavailable or may be more costly than our current facility or subject us to more restrictions, which may have a material adverse impact on our ability to finance acquisitions of vessels or other assets or otherwise operate our business.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the repricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.

We provide services through our ports and employ our fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and we compete with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

If we fail to fulfill the oil majors’ vetting processes, it could materially adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, OCIMF, have developed and are implementing two basic tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If we fail to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of our vessels, and, consequently, on our results of operations.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of our owned and chartered-in fleet is currently enrolled with Lloyd’s Register of Shipping, RINA (Italian Naval Register), ABS (American Bureau of Shipping) and Bureau Veritas.

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For oceangoing vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Every oceangoing vessel is also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while inland navigation vessels are required to be drydocked every seven years on special survey for inspection of the underwater parts of such vessel and every three and a half years for a floating intermediate survey.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a material adverse effect on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, barge or pushboat, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the “sister ship” theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. As of December 31, 2012, 66% of our cabotage fleet and 61% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

Because the fair market values of vessels fluctuate significantly, we may incur losses when we sell vessels.

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	general economic, political and market conditions affecting the shipping industry;

•	number of vessels of similar type and size currently on the market for sale;

•	the viability of other modes of transportation that compete with our vessels;

•	cost and number of newly constructed vessels and scrapped vessels;

•	governmental or other regulations;

•	prevailing level of contract rates; and

•	technological advances that can render our vessels inferior or obsolete.

Our industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of vessels in international and regional trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire or defense insurance. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage for our fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us in the future may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel or other asset in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet and port terminals. Our insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our indebtedness.

We do not carry any strike insurance. As a result, if we were to become subject to a labor strike, we may incur uninsured losses, which could have a material adverse effect on our results of operations.

We do not currently maintain any strike insurance. As a result, if the crew of our vessels were to initiate a labor strike, we could incur uninsured liabilities and losses as a result. There can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if we are able to obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on our results of operations.

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 23.9% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2013. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling stockholder, Navios Holdings, is a global, vertically integrated seaborne shipping and logistics company which operates numerous businesses focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. In addition, certain of our directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a company.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairman, our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officers and our Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete. We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees could adversely affect our results of operations.

One of our subsidiaries, Hidronave S.A., is a joint venture and we are party to a joint venture agreement that contains a non-compete provision which could affect our ability to engage in certain business opportunities or expand our operations.

We are party to a joint venture agreement that contains a non-compete provision. This provision restricts us, along with our joint venture partners, from engaging in certain businesses in specified locations which could be in competition with any part of the business of the joint venture. As a result of this non-compete provision, we could be prevented from engaging in certain business opportunities that we would otherwise undertake.

There can be no assurance that the non-compete provision in our joint venture agreement will be adequate to deter our joint venture partners from competing with our joint venture or other businesses. In addition, litigation to enforce our rights under a non-compete provision could result in substantial cost and divert our management’s time and effort.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling stockholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Our guarantors are organized under the laws of Argentina, the Republic of the Marshall Islands, Panama, Paraguay and Uruguay. Certain of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Argentina, Greece, Panama, Paraguay, Uruguay or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, our guarantors, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to service our indebtedness and satisfy our obligations depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, our subsidiaries’ future credit agreements may contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt and satisfy our obligations unless we obtain funds from other sources, which may not be possible.

We are a “foreign private issuer” which exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; and

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

Accordingly, investors in the senior notes will not be able to obtain information of the type described above except as otherwise required by our indenture governing the senior notes.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws. For so long as we remain an emerging growth company, we will not be required to, as applicable:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say on pay” and “say on frequency;” and

•	include detailed compensation discussion and analysis in our filings under the Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

The exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

In addition, as an “emerging growth company,” we have elected under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Therefore, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the senior notes.

The continuing rise in inflation may have material adverse effects on the Argentine economy.

After several years of price stability under the convertibility regime, which established a fixed exchange rate of one U.S. dollar per one Argentine peso, the formal devaluation of the Argentine peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2004, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 6.1% and in 2005 reached 12.3% according to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC. The rate of inflation, according to data published by INDEC, decreased to 9.8% in 2006, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2008, 2009, 2010, 2011 and 2012, the inflation rate year-on-year, according to INDEC data, was 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively.

A return to a high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by an Argentine peso devaluation, while also negatively affecting the economy’s activity and employment levels. Uncertainty about future inflation may contribute to slow the economic activity level by reducing the economy’s growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiaries could be affected by inflation in the future.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the senior notes or the related guarantees.

In 2001 and during the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt, its domestic debt and to maintain the convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to us for the payment of our indebtedness. In addition, the above restrictions and requirements, and any other restrictions or requirements that may be imposed in the future, expose us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affect our operations in Argentina and could further increase the fiscal burden on our operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit us to deduct as depreciation for our past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. If the Argentine government continues to increase the tax burden on our operations in Argentina, our results of operations and financial condition could be materially and adversely affected.

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, our subsidiaries may continue with their operations from the free zone, but under a different tax regime.

Other Risks Relating to the Countries in which We Operate

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

We are an international company and conduct all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks we are generally exposed to through our operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

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the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of our status or the rules and regulations relating to the international tax-free trade zone in which we operate our dry port;

•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing our foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially adversely affect us.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to pre-empt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

With respect to Brazil, the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect us.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies. There is no guarantee that such an initiative will be successful or that each of the governments involved in the initiative will follow through on its intentions to participate and if such regional initiative is unsuccessful, it could have a material adverse impact on our results of operations.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although we believe that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match our expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, our results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate could have a material adverse effect on our results of operations.

In the markets in which we currently operate, in cabotage or regional trades, we are subject to restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including our Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. For the three month periods ended March 31, 2013 and 2012, approximately 40.7% and 51.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. As of December 31, 2012, 2011 and 2010 approximately 50.4% , 48.5% and 50.4%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to the Notes and Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes.

At March 31, 2013, we had approximately $318.1 million in aggregate principal amount of debt outstanding, excluding approximately $0.6 million of indebtedness of our non-guarantor restricted subsidiaries and $40.0 million of additional credit available to us under our Revolving Facility.

Our substantial debt could have important consequences to our business and holders of the notes. Because of our substantial debt:

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our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions of businesses or vessels or general corporate purposes and our ability to satisfy our obligations with respect to the notes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we may be exposed to the risk of increased interest rates because the additional credit available to us under the Revolving Facility is at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

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we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may not be positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

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our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our indebtedness levels after this offering, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At March 31, 2013, we had approximately $318.1 million in aggregate principal amount of debt outstanding, excluding approximately $0.6 million of indebtedness of our non-guarantor restricted subsidiaries. At March 31, 2013 and December 31, 2012, we also had $40.0 million of additional credit available to us under the Revolving Facility. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the notes. In addition, the indenture governing the notes will not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The revolving facility and the indenture governing the notes impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business and adversely affect the holders of the notes.

The Revolving Facility and the indenture governing the notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens;

•	make investments;

•	make capital expenditures;

•	engage in sale and leaseback transactions;

•	change the management of vessels or terminate the management agreements we have relating to each vessel;

•	sell vessels or other assets;

•	enter into long-term vessel arrangements without the consent of the lender;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us; or

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

Therefore, we will need to seek permission from our lender in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lender’s interests may be different from our interests or the interests of the holders of the notes, and we cannot guarantee that we will be able to obtain our lender’s permission when needed. This may prevent us from taking actions that are in our best interest. Any other future credit agreement may include similar or more restrictive provisions.

In addition, the Revolving Facility requires that we maintain specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, the Revolving Facility would prevent us from borrowing additional money under the facilities and could result in a default under them.

Our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to shipbuilding contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the Revolving Facility or our future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated shipbuilding contract and possible foreclosure of our rights in the related newbuild. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease our ability to generate positive cash flow from operations and, therefore, to service our debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our success at keeping our costs low, our ability to successfully implement our overall business strategy and our charter rates. Any future credit agreement or amendment may contain similar or more restrictive covenants.

Our ability to generate the significant amount of cash needed to pay interest and principal on the notes and service our other debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, including the notes offered hereby, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under the Revolving Facility or future credit facilities, or to fund our other liquidity needs.

We will use cash to pay the principal and interest on our debt, including the notes offered hereby. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our ports and fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our ports or owned vessels.

Borrowings under the Revolving Facility have amortization requirements prior to final maturity. As a result, we may be required to refinance any outstanding amounts under the Revolving Facility prior to the scheduled maturity of the notes offered hereby. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations.

The Revolving Facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under the Revolving Facility (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness other than the notes offered hereby. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

The London market for dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Interest in most loan agreements in our industry has been based on published LIBOR rates. For example, our debt under the Revolving Facility bears interest at variable rates based on LIBOR. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in our loan agreements or there is an increase in market interest rates, the cost of servicing, our lending costs could increase significantly, which would have a material adverse effect on our profitability, earnings and cash flows.

The market values of our vessels may fluctuate significantly, which could cause us to breach covenants in the revolving facility.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply and demand;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel construction;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in the Revolving Facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on that debt. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

The notes will be unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the notes permits us to incur a significant amount of secured indebtedness, including indebtedness under the Revolving Facility and indebtedness to be used for acquisitions of vessels and businesses. At March 31, 2013, we had approximately $318.1 million of indebtedness outstanding, excluding approximately $0.6 million of indebtedness of our non-guarantor restricted subsidiaries, and including $0.6 million of secured indebtedness. Indebtedness under the Revolving Facility will be secured by some of our assets, including vessels. The notes offered hereby are unsecured and therefore do not have the benefit of such collateral. Accordingly, the notes will be effectively subordinated to all such secured indebtedness. If an event of default occurs under the Revolving Facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the notes, even if we are in default under the notes offered hereby. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under the Revolving Facility), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

The notes will be effectively subordinated to the obligations of our current non-guarantor subsidiary, Hidronave S.A., and any future non-guarantor subsidiaries.

The notes will not be guaranteed by our non-wholly owned subsidiary, Hidronave S.A., or any of our future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the notes offered hereby are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of our non-guarantor subsidiary and any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. We may also be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor. Our non-guarantor restricted subsidiaries accounted for approximately $3.9 million, or 1.6% of total revenue, approximately $0.2 million or 0.4% of total EBITDA, approximately $5.7 million or 0.9% of our total assets, and approximately $4.4 million or 1.4% of our total liabilities, in each case as of and for the year ended December 31, 2012. As of and for the three months ended March 31, 2013, the non-guarantor Subsidiaries accounted for approximately $0.5 million, or 0.7%, of total revenue, approximately $0.1 million, or 0.6%, of total EBITDA, approximately $5.6 million, or 0.7%, of total assets, and approximately $4.3 million, or 1.0%, of total liabilities.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the notes offered hereby (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under the Revolving Facility. There are also change of control events that would constitute a default under the Revolving Facility that would not be a change of control under the indenture. In addition, the Revolving Facility prohibits the purchase of the notes by us in the event of a change of control, unless and until such time as the indebtedness under the Revolving Facility is repaid in full. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under the Revolving Facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes offered hereby. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under the Revolving Facility. See “Description of Notes.”

Our inability to repay the indebtedness under the Revolving Facility will constitute an event of default under the indenture governing the notes, which could have materially adverse consequences to us and to the holders of the notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under the Revolving Facility and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control. If we are unable to fill such debt obligations it could materially adversely affect our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of Argentina, Brazil, the Marshall Islands, Panama, Paraguay and Uruguay and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

The notes will be guaranteed by guarantors organized under the laws of different countries. Your rights under the guarantees will thus be subject to the laws of these jurisdictions, and there can be no assurance that you will be able to effectively enforce your rights in multiple bankruptcy, insolvency or similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of your rights.

In addition, the bankruptcy, insolvency, administrative and other laws of the various jurisdictions of organization may be materially different from, or in conflict with, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect your ability to enforce your rights and to collect payment in full under the notes and the guarantees.

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the notes, the Argentine guarantor would not be required to discharge its obligations in the original currency of the notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the notes could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford you full compensation of the amount invested in the notes plus accrued interest.

Brazil

The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, noteholders may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such rate of exchange will afford full compensation of the amount due on the notes.

Panama

Under Panamanian bankruptcy laws, Panamanian courts would not agree to hear any bankruptcy arising from activities in another country other than Panama. If there is a bankruptcy proceeding against a Panamanian corporation operating in another country, it will be the bankruptcy courts of that country which will be competent to hear the bankruptcy proceeding.

Any judgment issued by a court of competent jurisdiction with respect to a Panamanian corporation operating outside Panama may be enforceable in Panama by registering such judgement with the Supreme Court in Panama.

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to you than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

Uruguay

Uruguayan courts are competent to consider cases where the debtor has a permanent address, its main business or a local office in Uruguay.

If the guarantors, or any of the creditors of the guarantors, file a petition for bankruptcy in Uruguay, Uruguayan bankruptcy law will apply except for the impact of the bankruptcy declaration on the contracts that are governed by a foreign law.

Upon a court declaration of bankruptcy, all the assets of the bankrupt party shall be placed under the control of a receiver to be held for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the cooperation of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void by operation of law, or may be declared null and void by the court after an examination of the merits, as follows:

•	Free of charge contracts executed within two years of the court declaration of bankruptcy;

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Any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration;

•	Any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration;

•	Cancellation of contracts executed within six months of the court declaration.

In addition, upon the petition of an interested party the court may nullify transactions entered into up to 2 years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations.

Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

Argentina

Foreign judgments would be recognized and enforced by the courts in Argentina provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met. These requirements include (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court.

We have been advised that there is doubt as to the enforceability in Argentina, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Moreover, court costs, including (without limitation) filings fees and deposits to secure judgments, and the payment of stamp taxes may be required by the competent authorities in Argentina in case a foreign judgment has effects in Argentina, upon, for instance, re-litigation, enforcement or registration of such judgment in Argentina.

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in Brazilian currency. If proceedings were brought in the courts of Brazil seeking to enforce the obligations under the guarantees, we would not be required to discharge its obligations in a currency other than Brazilian currency. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be expressed in Brazilian currency. We cannot assure you that this amount in Brazilian currency will afford you full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the notes and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justica,) such ratification being subject to:

•	the judgment fulfills all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;

•	the judgment contemplates an order to pay a determined sum of money;

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the judgment is issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment is legalized by the Brazilian consulate with jurisdiction over the location of the court which issued the judgment;

•	the judgment is translated into Portuguese by a certified translator; and

•	is not contrary to Brazilian public order, Brazilian sovereignty or Brazilian good practices.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the notes and the guarantees. In addition:

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civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us and the guarantors (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public order, Brazilian sovereignty or Brazilian good practices and provided further that Brazilian courts can assert jurisdiction over the particular action); and

•	the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures for the collection of payments under the notes and the guarantees.

Panama

Foreign judgments would be recognized and enforced in Panama by the Supreme Court, provided that the requirements of Article 1419 of the Judicial Code of the Republic of Panama are met. Article 1419 establishes that judgments issued by foreign courts as well as foreign arbitral awards will be effective in accordance with the respective agreements or treaties. If there are no special treaties with the country in which the judgment has been issued, the judgment can be executed in Panama, unless there is proof that the country does not recognize judgments issued by Panamanian courts. If the judgment comes from a country in which awards or judgments issued by Panamanian courts are not recognized, then the judgment will not be recognized in Panama. Without prejudice to what is established in special treaties, no foreign judgment will be executed in Panama unless it complies with the following requisites: (1) that the judgment be issued as a consequence of a personal action, provided what it is specially stipulated by the law in testamentary successions in foreign countries; (2) that the judgment has not been issued in contumacy, contempt of court or default, it being understood, that the lawsuit has not been personally served or notified to the defendant, being said personal service of process ordered by the competent court, unless the defendant in contumacy requests its execution; (3) that the obligation contained in the judgment be licit in Panama; and (4) that the copy of the judgment be authentic. Judgment means the decision granting the pretention.

Paraguay

Foreign judgments have force in Paraguay provided that: (1) the judgment was obtained in an action in personam; (2) the defendant must have been personally served with the summons and given an opportunity to defend against foreign action (3) the obligation on which the action was based is valid in accordance with Paraguay’s law; (4) the decision is final; and proper certification and legalization is complied with in accordance with Paraguay law; (5) the judgment has not been pronounced by default of condemned party; (6) The judgment does not violate Paraguayan law principles of public policy, and (7) the judgment is not contrary to a prior or simultaneous judgment by a Paraguayan court.

Uruguay

Should the courts of the US rule to enforce the guarantees granted by the Uruguayan subsidiaries, the corresponding court’s resolution will be recognized and enforced in the Courts of Uruguay without review of the merits (“exequatur proceeding”) if the following formalities are met:

•	the resolution complies with the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered;

•	the resolution and any relevant documents should be duly legalized in the country where it was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•

the court that granted the resolution should have international jurisdiction to hear the matter pursuant to the law of the state where it will produce effects and that the matter is not considered as a matter of exclusive jurisdiction for Uruguay;

•	the defendant was given proper notice of the proceeding (shall be duly notified) and was provided with the guarantees of due defense;

•	the judgement has the force of “res judicata”;

•	the decision does not violate Uruguayan international public order; and

•	the aforementioned requirements must derive from the certified copy of the judgment.

The resolution must be filed before the Supreme Court of Justice in Uruguay, who shall be in charge of verifying compliance with the aforementioned requirements. Notice of the judgment shall be given to the other party who shall have 20 days to respond. Then, the government attorney is heard and a resolution is adopted, which is not appealable.

If enforcement is admitted, it is remitted to the competent national court to carry out enforcement. Upon completion of the exequatur proceeding as described above, it will be possible to enforce the guarantees against each of the Uruguayan subsidiaries, without the need to appoint any agent for service of process.

Obligations under the guarantees are subordinated to certain statutory preferences.

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the notes.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the notes and the guarantees.

Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate the notes or the guarantees, including for the reasons a United States court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the notes or the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Argentina

A court could, under fraudulent conveyance law, declare null and void the following transactions if celebrated within two years before the declaration of bankruptcy:

•	transactions where the guarantor did not receive a fair consideration in exchange for celebrating such transaction;

•	early payment of obligations maturing at the time of the declaration of bankruptcy or afterwards;

•	pledges, mortgages or any other privileges in relation to any obligation not already overdue and which originally did not have such privilege;

•	transactions where the counterparty was aware of the insolvency of the guarantor.

Therefore, it may be possible that the guarantees may not be enforceable under Argentine law. In the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

Brazil

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and that the guarantor was any of the following:

•	was already insolvent;

•	was rendered insolvent by reason of its entering into such guarantee;

•	was engaged in business or transactions for which the assets remaining with it constituted unreasonable small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	received less than reasonably equivalent value or fair consideration therefore.

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios South American Logistics Inc. and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non related parties, the guarantee of the notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

Under Paraguayan law, fraudulent conveyance of assets is covered by Art. 305 to 316 of the Civil Code by which an affected creditor may ask the Civil and Commercial Courts to annul the fraudulent or simulated conveyance, reverting the transferred assets to the debtor, which then become attachable by local or foreign creditors. In the event of bankruptcy of a Paraguayan subsidiary, Article 8 of Law 154/69 states that the declaration of bankruptcy in a foreign country cannot be opposed to creditors domiciled in Paraguay or over assets held by a debtor in the country, nor covered by agreements that have been executed with such debtor. If bankruptcy is declared by Paraguayan courts, creditors that are part of the bankruptcy process in a foreign country shall not be taken into consideration by the local courts; if local creditors have been fully paid, foreign creditors may be paid with the remaining assets. The bankruptcy declared in a United States court will not imply the bankruptcy of the subsidiary operating in Paraguayan jurisdiction under Paraguayan law. Under fraudulent conveyance law, a court may void the guarantee if it deems that it was incurred with the intention to hinder or defraud its creditors.

Uruguay

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee.

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well. If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios South American Logistics Inc. and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Other Jurisdictions

The laws of the other jurisdictions in which guarantors may be organized may also limit the ability of such guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if you were to enforce the guarantees in such jurisdictions, your claims may be limited. Furthermore, although we believe that the guarantees of such guarantors are enforceable (subject to local law restrictions), a third party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the guarantees will be enforceable.

The foreign exchange policy of Argentina may affect the ability of the guarantors that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The foreign exchange control regulations in Argentina may restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the notes.

You should not expect the Co-Issuer to participate in servicing the interest and principal obligations under the notes.

The Co-Issuer is our wholly-owned subsidiary that was formed solely for the purpose of serving as a co-issuer and guarantor of our debt securities. The Co-Issuer is capitalized only with a minimal amount of common equity and will not receive any proceeds from the issuance of the notes offered hereby. The Co-Issuer does not have (and is not permitted to have) any assets (other than its equity capital), operations, revenues or debt (other than as a Co-Issuer of the notes and a co-obligor or guarantor of other indebtedness permitted to be incurred by the terms of the indenture). As a result, prospective purchasers of the notes should not expect the Co-Issuer to participate in servicing the interest and principal obligations under the notes.

We cannot assure you that an active trading market will develop for the exchange notes.

The exchange notes will have the same CUSIP number as nearly all of the Existing Notes. Although the initial purchasers in the March 2013 Offering have informed us that they intend to make a market in the exchange notes, the initial purchasers are not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer. Accordingly, we cannot give you any assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for listing of the exchange notes on any other securities exchange.

Even if a trading market for the exchange notes does develop, you may not be able to sell your exchange notes at a particular time, if at all, or you may not be able to obtain the price you desire for your exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of securities. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on many factors, including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the notes, the price of any other securities we issue, our performance, prospects, operating results and financial condition, as well as of other companies in our industry.

The liquidity of, and trading market for, the exchange notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

Your failure to tender outstanding notes in the exchange offer may affect their marketability.

If outstanding notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted outstanding notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your outstanding notes in the future. We issued the outstanding notes in a private placement exempt from the registration requirements of the Securities Act.

Accordingly, you may not offer, sell or otherwise transfer your outstanding notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your outstanding notes for exchange notes in the exchange offer, or if you do not properly tender your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the outstanding notes under the Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Summary” and “Risk Factors” and elsewhere in this prospectus constitute “forward-looking statements.” These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other important factors described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

For purposes of the information contained in this prospectus, when we state that a risk, uncertainty or problem may, could or would have “a material adverse effect on our business” or words to that effect, we mean that the risk, uncertainty or problem may, could or would have a “material adverse effect on the business, results of operations, financial condition, cash flow or prospects of our company.”

In addition to the factors and matters described in this prospectus, including under “Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	changes in production or demand for the types of products that are transferred through, or stored at, our port facilities or transported by our vessels;

•	the cyclical nature of the international logistics and commodities transportation and storage industries;

•	general market conditions, including fluctuations in vessel contract rates and vessel values;

•	the effect of short-term decreases in shipping rates;

•	the loss of any port, customer, contract or vessel;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	damage to our ports, facilities or vessels;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	customers’ increasing emphasis on environmental and safety concerns;

•	the ability to obtain financing for growth or future capital expenditures;

•	the aging of our ports and vessels and resultant increases in operation costs;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	environmental compliance costs or environmental disaster liabilities;

•	potential liability from pending or future litigation;

•	our capacity to manage our expanding business;

•	changes in our operating expenses;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the ability of our vessels to pass classification inspection;

•	future purchase prices of vessels;

•	changes in the market values of our vessels;

•	insurance coverage;

•	our participation in protection and indemnity associations subjecting us to calls or premiums based on the records of other members;

•	our relationship with Navios Holdings;

•	retention of key members of our senior management team;

•	political, social and economic risks associated with operating in emerging markets;

•	potential disruption of shipping routes due to accidents, political, terrorist events or weather;

•	fluctuations in currencies and interest rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	changes in the value of the U.S. dollar, Argentine peso, Brazilian real, Uruguayan peso, Paraguayan guarani and other currencies in which our sales or expenses are denominated and paid;

•	changes in the foreign exchange control regulations in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate and sell products and services;

•	our possible liability for additional income and other taxes in jurisdictions in which we operate, and possible changes in tax laws;

•	the effects of our substantial indebtedness and the covenants and limitations contained in the agreements governing such indebtedness; and

•	our ability to service debt obligations and our ability to incur additional indebtedness.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement entered into in connection with the issuance of the outstanding notes on March 12, 2013. We will not receive any cash proceeds from the issuance of the exchange notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange outstanding notes in like principal amount. The form and terms of the exchange notes are identical to the form and terms of the outstanding notes, except as otherwise described herein under “The Exchange Offer — Terms of the Exchange Offer.”

The net proceeds from the offering of the outstanding notes were approximately $90.6 million, after deducting fees and estimated expenses relating to the offering. We intend to use the net proceeds from the March 2013 Offering for growth in our capital expenditures, including, without limitation, the purchase of new convoys and, to the extent there are remaining proceeds, for other capital expenditures.

The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013. Through June 4, 2013 there are no material adjustments to our capitalization.

The information in this table should be read in conjunction with “Use of Proceeds” and our unaudited condensed consolidated financial statements and related notes thereto and the other information included in this prospectus.

As of March 31, 2013
(Actual)
(unaudited)
(Expressed in thousands of U.S. dollars)
Cash and cash equivalents	$139,455

Debt:
Revolving Facility(1)	—
Non-guarantor subsidiary debt	582
Capital leases	24,786
Existing Notes	200,000
Notes offered for exchange hereby, including premium of $3,375	93,322

Total debt	318,690

Stockholders’ equity:
Common stock	20
Additional paid-in capital	303,518
Accumulated earnings	23,236

Total Navios Logistics Stockholders’ equity	326,774

Noncontrolling interest	579

Total stockholders’ equity	327,353

Total capitalization (total debt and equity)	$646,043

(1)	At March 31, 2013, our $40.0 million Revolving Facility was undrawn and remains undrawn at the date of this prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth the selected consolidated historical financial data for our business. The selected consolidated historical financial information as of December 31, 2012 and 2011 and operating results for the years ended December 31, 2012, 2011, and 2010, is derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated historical financial information as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and December 31, 2008 have been derived from our audited financial statements not included in this prospectus. This information is qualified by reference to, and should be read in conjunction with, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this prospectus or from financial data, which is not included in this prospectus. The selected consolidated financial data for the three month periods ended March 31, 2013 and 2012 have been derived from our unaudited condensed financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements referenced above include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars-except share data)
Statement of Income Data
Time charter, voyage and port terminal revenues	$44,150	$37,545	$178,619	$165,625	$136,756	$112,263	$97,977
Sales of products	29,080	12,602	68,414	69,063	51,217	26,627	9,801
Time charter, voyage and port terminal expenses	(9,452)	(9,850)	(41,776)	(41,680)	(35,410)	(32,428)	(29,146)
Direct vessel expenses, excluding amortization of deferred dry dock and special survey costs	(17,740)	(15,603)	(69,476)	(63,422)	(50,422)	(37,095)	(31,804)
Cost of products sold	(26,017)	(11,597)	(65,039)	(66,757)	(47,073)	(24,246)	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	(5,158)	(5,693)	(22,502)	(18,180)	(17,729)	(18,020)	(14,747)
Amortization of intangible assets and liabilities, net	(935)	(1,109)	(4,438)	(4,436)	(4,486)	(3,111)	(3,244)
Amortization of deferred drydock and special survey costs	(484)	(304)	(1,332)	(718)	(394)	(270)	(70)
General and administrative expenses	(3,070)	(3,634)	(14,844)	(13,662)	(12,210)	(9,115)	(8,044)
Provision for losses on accounts receivable	(317)	(86)	(747)	(492)	(652)	(1,351)	(115)
Taxes other than income taxes	(2,371)	(1,797)	(8,212)	(8,934)	(7,921)	(4,821)	(2,954)
Gain on sale of assets	—	—	—	36	52	—	—
Interest expense and finance cost, net	(5,431)	(5,011)	(20,057)	(17,074)	(4,526)	(4,246)	(4,421)
Interest income	50	89	388	843	298	11	502
Foreign exchange differences	(344)	310	(279)	(645)	(3)	378	831
Other income, net	221	831	1,492	669	64	569	206

Income/(loss) before income taxes and noncontrolling interest	$2,182	$(3,307)	$211	$236	$7,561	$5,145	$5,525
Income tax benefit/(expense)	3,770	923	(35)	348	(64)	1,654	(1,190)

Net income/(loss)	$5,952	$(2,384)	$176	$584	$7,497	$6,799	$4,335

Less: Net income attributable to the noncontrolling interest	(18)	(2)	(20)	(780)	(1,897)	(1,448)	(907)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,934	$(2,386)	$156	$(196)	$5,600	$5,351	$3,428

Basic and diluted net earnings/(loss) per share attributable to Navios Logistics’ stockholders	0.2967	(0.1193)	0.0078	(0.0098)	0.2800	0.2676	0.1714

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000	20,000	20,000

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars-except share data)
Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents	$206,342	$86,598	$98,182	$85,952	$70,424	$57,777	$32,580
Total assets	752,090	619,659	636,344	621,234	547,461	484,549	450,201
Current liabilities, including current portion of long-term debt	82,412	78,532	61,701	76,710	43,780	31,396	22,430
Total long-term debt, including current portion	293,904	200,649	200,598	200,668	127,422	120,393	81,328
Total liabilities	424,737	300,818	314,943	300,009	218,182	174,517	150,249
Total Navios Logistics stockholders’ equity	326,774	318,298	320,840	320,684	310,030	293,560	288,209

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars-except share data)
Other Financial Data
Net cash provided by operating activities	$13,080	$10,368	$24,230	$14,589	$34,310	$23,080	$11,425
Net cash used in investing activities	(9,390)	(3,637)	(17,632)	(70,598)	(14,114)	(27,168)	(203,320)
Net cash provided by/(used in) financing activities	90,227	(549)	(1,589)	57,344	(7,919)	19,499	196,061
Ratio of earnings to fixed charges (1)	1.34	—	1.00	1.00	1.76	1.37	1.54

(1)	The ratio of earnings to fixed charges is calculated as follows:

	Three Months Ended March 31,		December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
(a) Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	2,182	(3,307)	211	236	7,561	$5,145	$5,525
(b) Fixed charges	5,834	5,582	22,000	18,880	7,851	7,594	6,509
(c) Amortization of capitalized interest	38	35	377	140	131	72	21
(d) Distributed income of equity investees	—	—	—	—	—	—	—
(e) Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Less:
(a) Interest capitalized	(249)	(210)	(535)	(312)	(1,758)	(2,409)	(2,030)
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
(c) Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Total	7,805	2,100	22,053	18,944	13,785	$10,402	$10,024

Fixed charges:
(a) Interest expensed and capitalized	5,388	4,860	19,648	15,675	5,679	$6,051	$5,840
(b) Amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	299	263	1,090	1,185	365	284	140
(c) An estimate of the interest within rental expense	147	459	1,262	2,020	1,807	1,259	529
(d) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
(e) Interest and amortization of discount or premium of guaranteed debt of a less than 50% owned person or unaffiliated	—	—	—	—	—	—	—

Total	5,834	5,582	22,000	18,880	7,851	$7,594	$6,509

Earnings to fixed charges	1.34	(A )	1.00	1.00	1.76	1.37	1.54
(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees of $3,482 necessary to generate a ratio of earnings to fixed charges to 1.00

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our financial condition and results of operations. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the three month periods ended March 31, 2013 and 2012 and for each of the fiscal years ended December 31, 2012, 2011 and 2010 which are included elsewhere in this prospectus.

This prospectus contains forward-looking statements. These forward-looking statements are based on our current expectations and observations. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus for the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this prospectus.

General

We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. We are one of the largest logistics companies in the Hidrovia region of South America. We serve the storage and marine transportation needs of our customers through two port storage and transfer facilities, one in Uruguay for dry bulk commodities, agricultural, forest and mineral-related exports and the other in Paraguay for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. We have combined our ports with our versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. We provide transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron and rolling stones).

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary, CNSA, in exchange for the issuance and delivery of 12,765 of our shares, representing 63.8% of our outstanding stock. We acquired all ownership interests in the Horamar in exchange for (i) $112.2 million in cash and (ii) the issuance of 7,235 of our shares representing 36.2% of our outstanding stock. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under our umbrella created one of the largest logistics companies in the Hidrovia Region of South America. As of December 31 2012, Navios Holdings owns 63.8% of our stock.

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol.

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira, Uruguay and the other for refined petroleum products in San Antonio, Paraguay. Our port facility in Nueva Palmira with a total storage capacity of 460,000 metric tons, moved 4.0 million tons of dry cargo in 2012, as compared to 3.7 million tons of dry cargo in 2011. Our port facility in San Antonio, with a total storage capacity of 45,660 cubic meters, moved approximately 231,613 cubic meters of stored liquid cargos and had 66,078 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2012 as compared to approximately 241,481 cubic meters of stored cargos and 73,943 cubic meters of sales of products in 2011.

Fleet

Our current core fleet consists of a total of 297 vessels, barges and pushboats of which 289 are owned by us and 8 are chartered-in under long-term charter-in contracts. Seven tank barges and one pushboat of our current fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.1 years.

Long-term charter-in contracts are considered to be charter-in contracts with a duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.5 years and maximum remaining duration of 2.3 years.

The following is the current core fleet as of June 4, 2013.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)(3)	39	122,499 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (4)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	291

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (5)	2010	16,871	Double-hulled Product Tanker
Stavroula (5)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	One pushboat is chartered-in with a horsepower of 580.
(2)	Seven tank barges are chartered-in with total capacity of 16,040 m3.
(3)	One tank barge is currently under construction and is expected to be delivered in June 2013.
(4)	These tank barges service in the Argentine cabotage business.
(5)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Recent Developments

During the second quarter of 2012, we began the construction of four new tank barges at a cost of $1.9 million each. The first one was delivered in October 2012, the second one in December 2012 and the third one in April 2013. The remaining one is expected to be delivered in June 2013.

During the second half of 2012, we completed the acquisition of one pushboat and six tank barges that were previously chartered-in from related parties for a total consideration of $15.9 million.

On March 19, 2013, we acquired Energias Renovables del Sur S.A. (“Energias”), an Uruguayan company, for a total consideration of $2.0 million. Energias controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port. We plan to develop this land in expanding our port operations.

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. In the barge business, we typically operate under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In the cabotage business, we typically operate under time charters with durations in excess of one year at inception. Some of our charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, we engage in CoAs, which allow flexibility in transporting a certain cargo to its destination.

Operating Results

Overview

Factors affecting our results of operations

For further discussion on factors affecting our results of operations, see also “Risk Factors” included elsewhere in this prospectus. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Risk Factors–Risks Relating to Argentina, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

Contract Rates

The shipping and logistics industry has been highly volatile during the last several years. In order to have full utilization of our fleet and storage capacity, we must be able to renew contracts on our fleet and ports upon the expiration or termination of current contracts. The ability to renew contracts depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As we specialize in the transportation and storage of liquid cargoes, and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store, and this could likely result in a reduction in demand for services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, crew cost adjustment clauses and fuel price adjustment clauses; however, in some cases, prices that we pay for fuel and crew cost are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

One significant factor that affects our results of operations and revenues from quarter to quarter, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the logistics business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, in tandem with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The liquid port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality as the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the dry and liquid port terminal operations, the Barge Business Segment includes our river fleet and the Cabotage Business segment includes the product tankers and two self-propelled barges. For further historical segment information, please see Note 22 to our audited Consolidated Financial Statements included elsewhere in this prospectus.

Period Over Period Comparisons

For the three month period ended March 31, 2013 compared to the three month period ended March 31, 2012

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2013 and 2012. This information was derived from our unaudited condensed consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2013 (unaudited)	Three Month Period ended March 31, 2012 (unaudited)
Time charter, voyage and port terminal revenues	$44,150	$37,545
Sales of products	29,080	12,602
Time charter, voyage and port terminal expenses	(9,452)	(9,850)
Direct vessels expenses	(18,224)	(15,907)
Cost of products sold	(26,017)	(11,597)
Depreciation and amortization	(6,093)	(6,802)
General and administrative expenses	(3,070)	(3,634)
Interest expense and finance cost, net	(5,381)	(4,922)
Other expense, net	(2,811)	(742)

Income/(loss) before income taxes and noncontrolling interest	2,182	(3,307)
Income tax benefit	3,770	923

Net income/(loss)	5,952	(2,384)
Less: Net income attributable to the noncontrolling interest	(18)	(2)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,934	$(2,386)

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended March 31, 2013, time charter, voyage and port terminal revenue increased by $6.7 million or 17.6% to $44.2 million, as compared to $37.5 million for the same period during 2012. Revenue from the port terminal business increased by $0.6 million or 8.5% to $7.6 million for the three month period ended March 31, 2013, as compared to $7.0 million for the same period during 2012. The increase was mainly attributable to an increase in rates in the dry port terminal. Revenue from the cabotage business increased by $2.7 million or 25.6% to $13.2 million for the three month period ended March 31, 2013, as compared to $10.5 million for the same period during 2012. This increase was mainly attributable to an increase in the cabotage fleet’s utilization. Revenue from the barge business increased by $3.4 million or 16.6% to $23.4 million for the three month period ended March 31, 2013, as compared to $20.0 million for the same period during 2012. This increase was mainly attributable to an increase in revenue from liquid cargo transportation due to higher rates and an increase in dry cargo volumes transported.

Sales of Products: For the three month period ended March 31, 2013, sales of products increased by $16.5 million or 130.8% to $29.1 million, as compared to $12.6 million for the same period during 2012. The increase was attributable to the increase in the Paraguayan liquid port’s volume and price of products sold.

        Time Charter, Voyage and Port Terminal Expenses: For the three month period ended March 31, 2013, time charter, voyage and port terminal expenses decreased by $0.4 million or 4.0% to $9.5 million as compared to $9.9 million for the same period during 2012. Time charter and voyage expenses of the barge business for the three month period ended March 31, 2013 decreased by $0.8 million or 10.5% to $6.5 million, as compared to $7.3 million for the same period during 2012. This was mainly attributable to a decrease in charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in. This decrease was mitigated by (a) a $0.3 million or 96.2% increase in voyage expenses of the cabotage business amounting to $0.6 million for the three month period ended March 31, 2013 as compared to $0.3 million for the same period in 2012, which was attributable to the increased operating days of the cabotage fleet and (b) a $0.1 million or 3.6% increase in the port terminal expenses amounting to $2.4 million, as compared to $2.3 million for the same period during 2012.

Direct Vessel Expenses: Direct vessel expenses increased by $2.3 million or 14.6% to $18.2 million for the three month period ended March 31, 2013, as compared to $15.9 million for the same period in 2012. Direct vessel expenses of the barge business increased by $2.8 million or 36.6% to $10.6 million for the three month period ended March 31, 2013, as compared to $7.8 million for the same period in 2012. The increase resulted primarily from the increase in crew costs and repairs and maintenance. This increase was mitigated by a decrease in direct vessel expenses of the cabotage business which decreased by $0.5 million or 6.7% to $7.6 million for the three month period ended March 31, 2013, as compared to $8.1 million for the same period in 2012. This decrease was mainly attributable to lower repairs and maintenance. Direct vessels expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended March 31, 2013, cost of products sold increased by $14.4 million or 124.3% to $26.0 million, as compared to $11.6 million for the same period during 2012. The increase was mainly attributable to an increase in the Paraguayan liquid port’s volume and cost of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $0.7 million or 10.4% to $6.1 million for the three month period ended March 31, 2013, as compared to $6.8 million for the same period of 2012. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended March 31, 2013 amounted to $5.2 million and $0.9 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the three month period ended March 31, 2012 amounted to $5.7 million and $1.1 million, respectively. Depreciation and amortization in the barge business decreased by $0.3 million or 7.2% to $4.5 million for the three month period ended March 31, 2013, as compared to $4.8 million for the same period during 2012. Depreciation and amortization in the cabotage business for the three month period ended March 31, 2013 decreased by $0.4 million or 39.2% to $0.7 million, as compared to $1.1 million for the same period during 2012 The decrease in the barge and the cabotage businesses resulted primarily from the decrease in depreciation and amortization of assets that were fully amortized in 2012. Depreciation and amortization in the port business remained the same amounting to $0.9 million for both the three month periods ended March 31, 2013 and 2012, respectively.

General and Administrative Expenses: General and administrative expenses decreased by $0.5 million or 15.5% to $3.1 million for the three month period ended March 31, 2013, as compared to $3.6 million for the same period during 2012. General and administrative expenses relating to the port terminal business decreased by $0.2 million or 21.6% to $0.4 million, as compared to $0.6 million for the same period during 2012. This decrease was mainly attributable to a decrease in general and administrative expenses in both the liquid and the dry port. General and administrative expenses relating to the barge business decreased by $0.3 million or 16.1% to $2.5 million for the three month period ended March 31, 2013, as compared to $2.8 million for the same period during 2012. The decrease in the barge business was mainly attributable to a decrease in travel and other general and administrative expenses. General and administrative expenses relating to the cabotage business remained the same amounting to $0.2 million for both the three month periods ended March 31, 2013 and 2012, respectively.

Interest Expense/Income and Finance Cost, Net: Interest expense/income and finance cost, net increased by $0.5 million or 9.3% to $5.4 million for the three month period ended March 31, 2013, as compared to $4.9 million for the same period of 2012. For the three month period ended March 31, 2013, interest expense amounted to $5.1 million, other finance costs amounted to $0.4 million and interest income amounted to $0.1 million. For the three month period ended March 31, 2012, interest expense amounted to $4.6 million, other finance costs amounted to $0.4 million and interest income amounted to $0.1 million. The increase was mainly attributable to the interest expense generated by the 9  1/4 % Senior Notes due 2019, issued in March 2013.

Other Expense, Net: Other expense, net increased by $2.1 million to $2.8 million for the three month period ended March 31, 2013, as compared to $0.7 million for the same period of 2012. Other expense, net for the cabotage business increased by $0.7 million or 128.7% to $1.2 million for the three month period ended March 31, 2013, as compared to $0.5 million for the same period in 2012. This increase was mainly due to an increase in taxes other than income taxes and a decrease in other income during the three month period ended March 31, 2013. Other expense, net for the barge business increased by $0.6 million or 153.2% to $1.0 million for the three month period ended March 31, 2013, as compared to $0.4 million for the same period in 2012. This increase was mainly due to an increase in taxes other than income taxes and provision for losses on accounts receivable for the three month period ended March 31, 2013. Other expense, net for the port terminal business increased by $0.8 million to $0.6 million expense for the three month period ended March 31, 2013, as compared to $0.2 million income for the same period in 2012. This increase was mainly attributable to foreign exchange differences.

        Income Tax Benefit: Income tax benefit increased by $2.9 million or 308.5% to $3.8 million for the three month period ended March 31, 2013, as compared to $0.9 million for the same period of 2012. The port terminal business had $1.8 million benefit for the three month period ended March 31, 2013 as compared to $0.2 million expense for the same period in 2012. The barge business had an increase of $1.4 million or 132.9% to $2.4 million benefit for the three month period ended March 31, 2013 as compared to $1.0 million benefit for the same period in 2012. The total change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay resulting in a one off income tax benefit in deferred income tax of $4.2 million for the three month period ended March 31, 2013. This change was offset by an increase in the income taxes of the cabotage business by $0.5 million to $0.4 million expense for the three month period ended March 31, 2013 as compared to $0.1 million benefit for the same period in 2012.

For the year ended December 31, 2012 compared to the year ended December 31, 2011

The following table presents consolidated revenue and expense information for the years ended December 31, 2012 and 2011 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Time charter, voyage and port terminal revenues	$178,619	$165,625
Sales of products	68,414	69,063
Time charter, voyage and port terminal expenses	(41,776)	(41,680)
Direct vessel expenses	(69,476)	(63,422)
Cost of products sold	(65,039)	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(22,502)	(18,180)
Amortization of intangible assets	(4,438)	(4,436)
Amortization of deferred drydock and special survey costs	(1,332)	(718)
General and administrative expenses	(14,844)	(13,662)
Provision for losses on accounts receivable	(747)	(492)
Taxes other than income taxes	(8,212)	(8,934)
Gain on sale of assets	—	36
Interest expense and finance cost, net	(20,057)	(17,074)
Interest income	388	843
Foreign exchange differences	(279)	(645)
Other income, net	1,492	669

Income before income taxes and noncontrolling interest	$211	$236
Income tax (expense)/benefit	(35)	348

Net income	176	584
Less: Net income attributable to the noncontrolling interest	(20)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$(196)

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2012, revenue increased by $13.0 million or 7.8% to $178.6 million, as compared to $165.6 million for the same period during 2011. Revenue from the port terminal business increased by $8.9 million or 38.0% to $32.2 million for the year ended December 31, 2012, as compared to $23.3 million for the same period during 2011. This increase was mainly attributable to the increase in rates and volumes in the dry port. Revenue from the cabotage business increased by $1.4 million or 2.6% to $52.6 million for the year ended December 31, 2012, as compared to $51.2 million for the same period during 2011. This increase was mainly attributable to an increase in time charter rates of the cabotage vessels. Revenue from the barge business increased by $2.7 million or 3.1% to $93.8 million for the year ended December 31, 2012, as compared to $91.1 million for the same period in 2011. This increase was mainly attributable to the expansion of the barge fleet in the third and fourth quarter of 2011.

Sales of Products: For the year ended December 31, 2012, sales of products decreased by $0.7 million or 0.9% to $68.4 million, as compared to $69.1 million for the same period during 2011. The decrease was mainly attributable to a decrease in the volume of products sold in our liquid port in Paraguay.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $0.1 million or 0.2% to $41.8 million for the year ended December 31, 2012, as compared to $41.7 million for the same period in 2011. This increase was due to an increase in time charter and voyage expenses of the cabotage business by $0.6 million or 57.0% to $1.7 million for the year ended December 31, 2012, as compared to $1.1 million for the same period in 2011. This was mainly attributable to the increase in days under spot trips for the cabotage vessels. In the port terminal business, expenses increased by $0.8 million or 9.7% to $9.4 million for the year ended December 31, 2012, as compared to $8.6 million for the same period in 2011. This increase was mainly attributable to the increase in operations in our dry port. The overall increase of the cabotage and port terminal business was offset by a $1.3 million or 4.3% decrease in time charter and voyage expenses of the barge business to $30.7 million for the year ended December 31, 2012, as compared to $32.0 million for the same period during 2011. This decrease was mainly attributable to the decrease of charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in.

Direct Vessel Expenses: Direct vessel expenses increased by $6.1 million or 9.5% to $69.5 million for the year ended December 31, 2012, as compared to $63.4 million for the same period in 2011. Direct vessel expenses of the cabotage business increased by $3.3 million or 10.5% to $34.6 million for the year ended December 31, 2012, as compared to $31.3 million for the same period in 2011, primarily from the increase in crew costs. Direct vessel expenses of the barge business increased by $2.8 million or 8.6% to $34.9 million for the year ended December 31, 2012, as compared to $32.1 million for the same period in 2011. This increase was mainly attributable to the expansion of the barge fleet in the third and fourth quarter of 2011. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2012, cost of products sold decreased by $1.8 million or 2.6% to $65.0 million, as compared to $66.8 million for the same period during 2011. The decrease was mainly attributable to a decrease in the volume of products sold in our liquid port in Paraguay.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net increased by $4.3 million or 23.8% to $22.5 million for the year ended December 31, 2012, as compared to $18.2 million for the same period of 2011. Depreciation of fixed assets in the barge business increased by $4.1 million or 37.2% to $15.5 million for the year ended December 31, 2012, as compared to $11.4 million for the same period in 2011. This increase was due to the additional depreciation generated by the expansion of the barge fleet in the third and fourth quarter of 2011 and the acquisition of one pushboat and six tank barges that were previously chartered-in during the second half of 2012. Depreciation of fixed assets in the port terminal business increased by $0.3 million or 9.7% to $2.8 million for the year ended December 31, 2012, as compared to $2.5 million for the same period in 2011. This increase was mainly attributable to the additional depreciation generated by the completion of the new silo in our dry port in the second quarter of 2012. The overall increase was partially offset by a decrease in the cabotage business of $0.1 million or 3.4% to $4.2 million for the year ended December 31, 2012, as compared to $4.3 million for the same period in 2011.

Amortization of Intangibles Assets: Amortization of intangible assets remained the same $4.4 million for both years ended December 31, 2012 and 2011.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2012, amortization of deferred drydock and special survey costs increased by $0.6 million to $1.3 million, as compared to $0.7 million for the same period in 2011. The increase was mainly attributable to additional drydock and special survey costs in the barge and cabotage businesses.

General and Administrative Expenses: General and administrative expenses increased by $1.1 million or 8.7% to $14.8 million for the year ended December 31, 2012, as compared to $13.7 million for the same period during 2011. General and administrative expenses relating to the barge business increased by $0.7 million or 7.8% to $11.8 million for the year ended December 31, 2012, as compared to $11.1 million for the same period in 2011. General and administrative expenses relating to the cabotage business increased by $0.4 million or 126.8% to $0.7 million for the year ended December 31, 2012, as compared to $0.3 million for the same period in 2011. The overall increase was mainly attributable to an increase in professional fees by $0.6 million. General and administrative expenses relating to the port terminal business was $2.3 million in both years ended December 31, 2012 and 2011.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable increased by $0.3 million to $0.8 million for the year ended December 31, 2012, as compared to $0.5 million for the same period in 2011. The main reason was the increased provisions for bad debts recognized during 2012.

Taxes Other Than Income Taxes: Taxes other than income taxes decreased by $0.7 million or 8.1% to $8.2 million for the year ended December 31, 2012, as compared to $8.9 million for the same period during 2011. The decrease was mainly attributable to a decrease in the withholding tax in Argentina for the cabotage business amounting to $0.6 million and a $0.1 million decrease in the port terminal business.

Gain on Sale of Assets: During the year ended December 31, 2012, there was no gain on sale of assets. Gain on sale of assets during the year ended December 31, 2011 was less than $0.1 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $3.0 million or 17.5% to $20.1 million for the year ended December 31, 2012, as compared to $17.1 million for the same period in 2011. The increase was mainly attributable to the interest expense generated by our Senior Notes.

Interest Income: Interest income decreased by $0.4 million or 54.0% to $0.4 million for the year ended December 31, 2012, as compared to $0.8 million for the same period in 2011. The decrease is due to less income from short-term deposits.

Foreign Exchange Differences: Foreign exchange differences decreased by $0.3 million to a $0.3 million loss for the year ended December 31, 2012 as compared to a $0.6 million loss for the same period in 2011. The variation is mainly attributable to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge business operations.

Other Income, Net: Other income, net increased by $0.8 million to $1.5 million for the year ended December 31, 2012, as compared to $0.7 million for the same period in 2011. This was due to an increase of $0.4 million in the cabotage business, a $0.3 million increase in the barge business and a $0.1 million increase in the port terminal business.

Income Tax (Expense)/Benefit: Income taxes increased by $0.3 million or 110.1% to less than $0.1 million for the year ended December 31, 2012, as compared to $0.3 million of benefit for the same period in 2011. Income taxes in the port terminal business increased by $0.5 million or 127.9% to $0.9 million for the year ended December 31, 2012 as compared to $0.4 million for the same period in 2011, due to the increase of income taxes in the liquid port. This increase was mitigated by a decrease of income taxes in the cabotage business by $0.2 million or 69.5% to $0.1 million for the year ended December 31, 2012 as compared to $0.3 million for the same period in 2011. Income taxes of the barge business remained the same $1.0 million of benefit for both years ended December 31, 2012 and 2011.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.8 million or 100.0% to less than $0.1 million for the year ended December 31, 2012, as compared to $0.8 million for the same period during 2011. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business in July 2011.

For the year ended December 31, 2011 compared to the year ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011 and 2010 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Time charter, voyage and port terminal revenues	$165,625	$136,756
Sales of products	69,063	51,217
Time charter, voyage and port terminal expenses	(41,680)	(35,410)
Direct vessel expenses	(63,422)	(50,422)
Cost of products sold	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(18,180)	(17,729)
Amortization of intangible assets	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	(718)	(394)
General and administrative expenses	(13,662)	(12,210)
Provision for losses on accounts receivable	(492)	(652)
Taxes other than income taxes	(8,934)	(7,921)
Gain on sale of assets	36	52
Interest expense and finance cost, net	(17,074)	(4,526)
Interest income	843	298
Foreign exchange differences	(645)	(3)
Other income, net	669	64

Income before income taxes and noncontrolling interest	$236	$7,561
Income tax benefit/(expense)	348	(64)

Net income	584	7,497
Less: Net income attributable to the noncontrolling interest	(780)	(1,897)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2011, revenue increased by $28.8 million or 21.1% to $165.6 million, as compared to $136.8 million for the same period during 2010. Revenue from the cabotage business increased by $14.1 million or 38.0% to $51.2 million for the year ended December 31, 2011, as compared to $37.1 million for the same period during 2010. This increase was mainly attributable to the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Revenue from the barge business increased by $14.8 million or 19.4% to $91.1 million for the year ended December 31, 2011, as compared to $76.3 million for the same period in 2010. This increase was mainly attributable to the increase in volumes in the iron ore transported. This overall increase of $28.9 million was partially mitigated by a $0.1 million or 0.4% decrease from the port terminal business to $23.3 million for the year ended December 31, 2011, as compared to $23.4 million for the same period of 2010. The decrease was mainly attributable to a $0.6 million decrease in storage services in the liquid port terminal that was partially mitigated by a $0.5 million increase in revenues in the dry port.

Sales of Products: For the year ended December 31, 2011, sales of products increased by $17.9 million or 35.0% to $69.1 million, as compared to $51.2 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $6.3 million or 17.8% to $41.7 million for the year ended December 31, 2011, as compared to $35.4 million for the same period in 2010. This increase was due to an increase in time charter and voyage expenses of the barge business by $6.2 million or 24.0% to $32.0 million for the year ended December 31, 2011, as compared to $25.8 million for the same period in 2010. This was mainly attributable to the increase in volumes in the iron ore transported. In the port terminal business, expenses increased by $1.2 million or 16.2% to $8.6 million for the year ended December 31, 2011, as compared to $7.4 million for the same period in 2010. This increase was attributable to a $1.1 million increase of expenses in our dry port in Uruguay mainly from salaries, and a $0.1 million increase in expenses of the liquid port in Paraguay. The overall increase of the barge and port terminal business was offset by a $1.1 million or 50.0% decrease in time charter and voyage expenses of the cabotage business to $1.1 million for the year ended December 31, 2011, as compared to $2.2 million for the same period during 2010. This decrease was mainly attributable to a decrease in the fuel expenses of the cabotage vessels due to increase in operating days under time charter contracts.

Direct Vessel Expenses: Direct vessel expenses increased by $13.0 million or 25.8% to $63.4 million for the year ended December 31, 2011, as compared to $50.4 million for the same period in 2010. Direct vessel expenses of the cabotage business increased by $12.8 million or 69.2% to $31.3 million for the year ended December 31, 2011, as compared to $18.5 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively and an increase in crew costs and repairs and maintenance. Direct vessels expenses of the barge business increased by $0.2 million or 0.6% to $32.1 million for the year ended December 31, 2011, as compared to $31.9 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, repairs and maintenance. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2011, cost of products sold increased by $19.7 million or 41.8% to $66.8 million, as compared to $47.1 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net increased by $0.5 million to $18.2 million for the year ended December 31, 2011, as compared to $17.7 million for the same period of 2010. The increase in depreciation of fixed assets was mainly due to an increase of $0.9 million in depreciation of the cabotage business due to the additional depreciation generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. This increase was partially offset by a $0.4 million decrease in barge business due to the fact that some assets reached the end of their useful life in 2010. Depreciation in the port terminal business remained the same $2.5 million for both years.

Amortization of Intangibles Assets: Amortization of intangible assets decreased by $0.1 million to $4.4 million for the year ended December 31, 2011, as compared to $4.5 million for the same period of 2010.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2011, amortization of deferred drydock and special survey costs increased by $0.3 million to $0.7 million, as compared to $0.4 million for the same period during 2010. The increase was mainly attributable to additional drydock and special survey costs amounting to $4.1 million in the barge business.

General and Administrative Expenses: General and administrative expenses increased by $1.5 million or 12.3% to $13.7 million for the year ended December 31, 2011, as compared to $12.2 million for the same period during 2010. General and administrative expenses relating to the port terminal business increased by $0.2 million or 9.5% to $2.3 million, as compared to $2.1 million in the same period in 2010. General and administrative expenses relating to the barge business increased by $1.3 million or 13.3% to $11.1 million for the year ended December 31, 2011, as compared to $9.8 million for the same period in 2010. General and administrative expenses relating to the cabotage business was $0.3 million in both years ended December 31, 2011 and 2010. The overall increase was mainly attributable to an increase in salaries by $2.1 million mainly due to an increased number of employees, wages increase and the impact of foreign exchange rates, mitigated by a decrease in other administrative costs by $0.6 million.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.2 million to $0.5 million for the year ended December 31, 2011, as compared to $0.7 million for the same period in 2010. The main reason was lower provisions for bad debts recognized during 2011.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $1.0 million or 12.7% to $8.9 million for the year ended December 31, 2011, as compared to $7.9 million for the same period during 2010. The increase was mainly attributable to an increase in the withholding tax and the turnover tax in Argentina for the cabotage business amounting to $0.8 million and in the ports business amounting to $0.2 million mainly attributable to foreign currency exchange losses.

Gain on Sale of Assets: During the year ended December 31, 2011, gain on sale of assets was less than $0.1 million. Gain on sale of assets during the year ended December 31, 2010 was $0.1 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $12.6 million or 280.0% to $17.1 million for the year ended December 31, 2011, as compared to $4.5 million for the same period in 2010. The increase was mainly attributable to the interest expense generated by our Senior Notes.

Interest Income: Interest income increased by $0.5 million or 166.7% to $0.8 million for the year ended December 31, 2011, as compared to $0.3 million for the same period in 2010. The increase is due to the short-term deposits.

Foreign Exchange Differences: Foreign exchange differences increased by $0.6 million to a $0.6 million loss for the year ended December 31, 2011 as compared to $0 for the same period in 2010. The variation is mainly attributable to an unfavorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge business operations.

Other income, Net: Other income, net increased by $0.6 million to $0.7 million for the year ended December 31, 2011, as compared to $0.1 million for the same period in 2010. This was due to an increase of $0.6 million in the barge business.

Income Tax Benefit/(Expense): Income taxes decreased by $0.4 million to $0.3 million of benefit for the year ended December 31, 2011, as compared to $0.1 million of expense for the same period in 2010. The variation was mainly due to (a) $0.2 million of higher income tax expense in Argentina due to the decrease of deferred tax assets carried forward, and (b) a $0.1 million increase in income tax charges with respect to retained earnings in Paraguay. By segment, income taxes in the port terminal business increased by $0.3 million or 300.0% to an expense of $0.3 million for the year ended December 31, 2011 as compared to an expense of $0.1 million for the same period in 2010. Income taxes of the barge business decreased by $0.1 million or 11.1% to a benefit of $1.0 million for the year ended December 31, 2011 as compared to a benefit of $0.9 million for the same period in 2010. Income taxes of the cabotage business decreased by $0.6 million or 66.7% to an expense of $0.3 million for the year ended December 31, 2011 as compared to an expense of $0.9 million for the same period in 2010.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $1.1 million or 57.9% to $0.8 million for the year ended December 31, 2011, as compared to $1.9 million for the same period during 2010. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.

EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three month period ended March 31, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$8,182	$1,081	$(2,943)	$(386)	$5,934
Depreciation and amortization	945	664	4,484	—	6,093
Amortization of deferred drydock costs	—	216	268	—	484
Interest income/expense and finance costs, net	(22)	1,618	3,399	386	5,381
Income taxes (benefit)/expense	(1,819)	392	(2,343)	—	(3,770)

EBITDA	$7,286	$3,971	$2,865	$—	$14,122

Three month period ended March 31, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$4,303	$(1,137)	$(5,552)	$(2,386)
Depreciation and amortization	877	1,093	4,832	6,802
Amortization of deferred drydock costs	—	68	236	304
Interest income/expense and finance costs, net	(62)	1,664	3,320	4,922
Income taxes expense/(benefit)	232	(149)	(1,006)	(923)

EBITDA	$5,350	$1,539	$1,830	$8,719

EBITDA increased by $5.4 million to $14.1 million for the three month period ended March 31, 2013, as compared to $8.7 million for the same period of 2012. This increase was mainly due to (a) a $6.7 million increase in time charter, voyage and port terminal revenues resulting from (i) a $0.6 million increase in the port terminal business, (ii) a $3.4 million increase in the barge business and (iii) a $2.7 million increase in the cabotage business, (b) a $16.5 million increase in sales of products attributable to the port terminal business, (c) a $0.4 million decrease in time charter, voyage and port terminal expenses mainly relating to the barge business, and (d) a $0.5 million decrease in general and administrative expenses resulting from (i) a $0.3 million decrease in the barge business and (ii) a $0.2 million decrease in the port terminal business. This increase was partially offset by (a) a $14.4 million increase in cost of products sold in the port terminal business , (b) a $2.2 million increase in direct vessels expenses (excluding the amortization of deferred drydock and special survey costs), resulting from a $2.8 million increase in the barge business mitigated by a $0.6 million decrease in the cabotage business, and (c) a $2.1 million increase in other expense, net, resulting from a (i) $0.6 million increase in the barge business, (ii) a $0.7 million increase in the cabotage business and (iii) a $0.8 million increase in the port terminal business.

Year Ended December 31, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156
Depreciation of vessels, port terminals and other fixed assets, net	2,785	4,152	15,565	22,502
Amortization of intangible assets	930	—	3,508	4,438
Amortization of deferred drydock and special survey costs	—	463	869	1,332
Interest income	(266)	(1)	(121)	(388)
Interest expense and finance cost, net	1	6,635	13,421	20,057
Income tax expense/(benefit)	889	99	(953)	35

EBITDA	$23,599	$11,632	$12,901	$48,132

Year Ended December 31, 2011

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)
Depreciation of vessels, port terminals and other fixed assets, net	2,538	4,300	11,342	18,180
Amortization of intangible assets	927	—	3,509	4,436
Amortization of deferred drydock and special survey costs	—	212	506	718
Interest income	(459)	—	(384)	(843)
Interest expense and finance cost, net	—	4,344	12,730	17,074
Income tax expense/(benefit)	390	325	(1,063)	(348)

EBITDA	$14,432	$13,050	$11,539	$39,021

Year Ended December 31, 2010

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	2,471	3,433	11,825	17,729
Amortization of intangible assets	927	—	3,559	4,486
Amortization of deferred drydock and special survey costs	—	35	359	394
Interest income	(257)	—	(41)	(298)
Interest expense and finance cost, net	—	1,582	2,944	4,526
Income tax expense/(benefit)	61	938	(935)	64

EBITDA	$17,936	$10,018	$4,547	$32,501

EBITDA increased by $9.1 million to $48.1 million for the year ended December 31, 2012 as compared to $39.0 million for the same period of 2011. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $13.0 million, out of which $8.9 million was attributable to an increase in the port terminal business, $2.7 million was attributable to an increase in the barge business and $1.4 million attributable to an increase in the cabotage business, (b) a $0.8 million decrease in net income attributable to the noncontrolling interest attributable to the cabotage business, (c) a $0.7 million decrease in taxes other than income taxes attributable to a $0.6 million decrease in the cabotage business and a $0.1 million decrease in the port terminal business, (d) a $1.8 million decrease in cost of products sold in the port terminal business, (e) a $0.8 million increase in other income, net out of which $0.4 million was attributable to an increase in the cabotage business, $0.3 million was attributable to an increase in the barge business and $0.1 million attributable to an increase in the port terminal business, and (f) a $0.3 million decrease in losses from foreign exchange differences. The above increase was offset mainly by: (a) a $6.1 million increase in direct vessel expenses out of which $3.3 million was attributable to the cabotage business and $2.8 million was attributable to the barge business, (b) a $0.1 million increase in time charter, voyage and port terminal expenses out of which $0.8 million was attributable to the port terminal business and $0.6 million was attributable to the cabotage business, mitigated by a decrease of $1.3 million attributable to the barge business, (c) a $0.7 million decrease in sales of products in the port terminal business, (d) a $1.1 million increase in general and administrative expenses out of which $0.7 million was attributable to the barge business and $0.4 million was attributable to the cabotage business and (e) a $0.3 million increase in provision for losses on accounts receivable .

EBITDA increased by $6.5 million to $39.0 million for the year ended December 31, 2011 as compared to $32.5 million for the same period of 2010. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $28.8 million, out of which $14.1 million was attributable to an increase in the cabotage business, $14.8 million was attributable to an increase in the barge business and a $0.1 million decrease attributable to the port terminal business, (b) a $17.9 million increase in sales of products in the port terminal business, (c) a $0.2 million decrease in provision for losses on accounts receivable, (d) a $1.1 million decrease in noncontrolling interest and (e) a $0.6 million increase in other income, net. The above increase was offset mainly by: (a) a $6.3 million increase in time charter, voyage and port terminal expenses out of which $1.2 million was attributable to the port terminal business and $6.2 million was attributable to the barge business, mitigated by a decrease of $1.1 million attributable to the cabotage business; (b) a $13.0 million increase in direct vessel expenses out of which $12.8 million was attributable to the cabotage business and $0.2 million was attributable to the barge business; (c) a $19.7 million increase in cost of products sold in the port terminal business, (d) a $1.5 million increase in general and administrative expenses out of which $0.2 million was attributable to the port terminal business and $1.3 million was attributable to the barge business, (e) a $1.0 million increase in taxes other than income taxes and (f) a $0.6 million increase in losses from foreign exchange differences.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and the issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We anticipate that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital Position”, “Capital Expenditures” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information derived from our unaudited consolidated statements of cash flows for the three month periods ended March 31, 2013 and 2012.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
Net cash provided by operating activities	$13,080	$10,368
Net cash used in investing activities	(9,390)	(3,637)
Net cash provided by/(used in) financing activities	90,227	(549)

Increase in cash and cash equivalents	93,917	6,182
Cash and cash equivalents, beginning of the period	45,538	40,529

Cash and cash equivalents, end of period	$139,455	$46,711

Cash provided by operating activities for the three month period ended March 31, 2013 as compared to the three month period ended March 31, 2012

Net cash from operating activities increased by $2.7 million to $13.1 million of cash provided by operating activities for the three month period ended March 31, 2013, as compared to $10.4 million for the same period in 2012. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
Net income/(loss)	$5,952	$(2,384)
Depreciation of vessels, port terminals and other fixed assets, net	5,158	5,694
Amortization of intangible assets and liabilities, net	935	1,109
Amortization of deferred financing costs	299	262
Amortization of deferred drydock costs	484	304
Provision for losses on accounts receivable	317	86
Income taxes	(3,770)	(923)

Net income adjusted for non-cash items	$9,375	$4,148

Net income/(loss) is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The positive change in operating assets and liabilities of $3.7 million for the three month period ended March 31, 2013 resulted from a $11.1 million increase in accounts payable, a $8.2 million increase in accrued expenses, a $0.5 million increase in amounts due to affiliates, and a $0.6 million increase in deferred income. The positive change in operating assets and liabilities for the three month period ended March 31, 2013 was partially offset by a $7.1 million increase in accounts receivable, a $7.5 million increase in prepaid expenses and other current assets, a $2.0 million increase in deferred drydock and special survey costs and a $0.1 million increase in long term liabilities.

The positive change in operating assets and liabilities of $6.2 million for the three month period ended March 31, 2012 resulted from a $6.4 million decrease in accounts receivable, a $4.5 million increase in accrued expenses, a $0.3 million increase in amounts due to affiliates and a $0.1 million increase in other liabilities. The positive change in operating assets and liabilities for the three month period ended March 31, 2012 was partially offset by a $2.5 million decrease in accounts payable, a $1.0 million increase in prepaid expenses and other current assets, a $0.9 million increase in other assets, a $0.4 million increase in deferred drydock and special survey costs, and a $0.3 million decrease in deferred income.

Cash used in investing activities for the three month period ended March 31, 2013 as compared to the three month period ended March 31, 2012:

Net cash used in investing activities increased by $5.8 million to $9.4 million for the three month period ended March 31, 2013, from $3.6 million for the same period in 2012.

Cash used in investing activities for the three month period ended March 31, 2013 was mainly the result of (a) $5.1 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $2.0 million in payments for the acquisition of Energias Renovables del Sur S.A. (“Energias”), an Uruguayan company which controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port, (c) $1.6 million in payments for the construction of two new tank barges, and (d) $0.7 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the three month period ended March 31, 2012 was mainly the result of (a) $2.6 million in payments for the construction of a new silo in Nueva Palmira, (b) $0.4 million in payments for the installation of flow meters and other improvements performed in our pushboat fleet, (c) $0.2 million in payments for the construction of additional tanks in our liquid port and (d) $0.4 million in payments for the purchase of other fixed assets.

Cash provided by financing activities for the three month period ended March 31, 2013 as compared to cash used in financing activities for the three month period ended March 31, 2012:

Net cash provided by financing activities increased by $90.7 million to $90.2 million cash provided by financing activities for the three month period ended March 31, 2013, as compared to $0.5 million of cash used in financing activities for the same period of 2012.

Cash provided by financing activities for the three month period ended March 31, 2013 was mainly due to the $93.4 million proceeds from the 9  1/4 % Senior Notes due 2019 issued in March 2013. This was partially offset by (a) $0.4 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula and (b) $2.8 million in payments of deferred financing costs following the issuance of the 9  1/4 % Senior Notes due 2019.

Cash used in financing activities for the three month period ended March 31, 2012 was mainly due to $0.5 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula.

The following table presents cash flow information for each of the years ended December 31, 2012, 2011 and 2010.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash provided by operating activities	$24,230	$14,589	$34,310
Net cash used in investing activities	(17,632)	(70,598)	(14,114)
Net cash (used in)/provided by financing activities	(1,589)	57,334	(7,919)

Net increase in cash and cash equivalents	5,009	1,325	12,277
Cash and cash equivalents, beginning of year	40,529	39,204	26,927

Cash and cash equivalents, end of year	$45,538	$40,529	$39,204

Cash provided by operating activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash from operating activities increased by $9.6 million to $24.2 million cash provided by operating activities for the year ended December 31, 2012 as compared to $14.6 million cash provided by operating activities for the year ended December 31, 2011. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$176	$584
Depreciation of vessels, port terminals and other fixed assets, net	22,502	18,180
Amortization of intangible assets	4,438	4,436
Amortization of deferred financing costs	1,090	1,185
Amortization of deferred drydock and special survey costs	1,332	718
Provision for losses on accounts receivable	747	492
Income tax expense/(benefit)	35	(348)
Gain on sale of assets	—	(36)

Net income adjusted for non-cash items	$30,320	$25,211

Accounts receivable, net decreased by $2.9 million from $32.0 million at December 31, 2011 to $29.1 million at December 31, 2012. This decrease was attributable to the timely collection of outstanding invoices.

Prepaid expenses and other current assets increased by $2.0 million from $7.0 million at December 31, 2011 to $9.0 million at December 31, 2012. The main reason was an increase of (a) $0.6 million in insurance claims to be recovered, and (b) $1.4 million in other prepaid expenses.

Accounts payable increased by $11.5 million from $23.2 million at December 31, 2011 to $34.7 million at December 31, 2012. This increase is mainly attributable to the increase in operations following the expansion of our barge fleet and the increase of activities in our dry port terminal.

Accrued expenses increased by $1.3 million to $17.0 million at December 31, 2012 from $15.7 million at December 31, 2011. The primary reason was an increase of (a) $0.4 million in accrued salaries and (b) $1.6 million in taxes payable. Such increase was mitigated by (a) a $0.2 million decrease in accrued fees, (b) a $0.3 million decrease in other accrued expenses and (c) a $0.2 million decrease in accrued interest.

Cash used in investing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash used in investing activities decreased by $53.0 million to $17.6 million for the year ended December 31, 2012 from $70.6 million for the same period in 2011.

Cash used in investing activities for the year ended December 31, 2012 was mainly the result of (a) $3.4 million in payments for the construction of a new silo in our dry port in Uruguay, (b) $7.5 million in payments for the construction of a new conveyor belt in our dry port in Uruguay, (c) $4.6 million in payments for the construction of four new tank barges, (d) $0.4 million in payments for improvements performed in the pushboat fleet (e) $0.3 million in payments for the construction of additional tanks in our liquid port and (f) $1.4 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2011 was mainly the result of (a) $0.9 million for the construction of the new drying and conditioning facility in our dry port in Uruguay, (b) $6.4 million for the construction of a new silo in our dry port in Uruguay, (c) $60.0 million for the acquisition and transportation of three pushboats, 66 barges and one floating dry dock, (d) $1.7 million for improvements and (e) $1.6 million for the purchase of other fixed assets.

Cash used in financing activities for the year ended December 31, 2012 as compared to cash provided by financing activities for the year ended December 31, 2011:

Cash used in financing activities decreased by $58.9 million to $1.6 million of cash used in financing activities for the year ended December 31, 2012, as compared to cash provided by financing activities of $57.3 million for the same period of 2011.

Cash used in financing activities for the year ended December 31, 2012 was mainly due to $1.5 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula.

Cash provided by financing activities for the year ended December 31, 2011 was mainly due to (i) $200.0 million proceeds from the senior notes issued in April 2011 and (ii) $0.5 million decrease in restricted cash relating to loan repayments. This was partially offset by (a) $1.0 million payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.8 million repayments of long-term debt, (c) $6.8 million payments for deferred financing costs following the amendment of the Credit Facility and the issuance of the Senior Notes and (d) $8.6 million for the acquisition of noncontrolling interests.

Cash provided by operating activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash from operating activities decreased by $19.7 million to $14.6 million cash provided by operating activities for the year ended December 31, 2011 as compared to $34.3 million cash provided by operating activities for the year ended December 31, 2010. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$584	$7,497
Depreciation of vessels, port terminals and other fixed assets, net	18,180	17,729
Amortization of intangible assets	4,436	4,486
Amortization of deferred financing costs	1,185	365
Amortization of deferred drydock and special survey costs	718	394
Provision for losses on accounts receivable	492	652
Income tax (benefit)/expense	(348)	64
Gain on sale of assets	(36)	(52)

Net income adjusted for non-cash items	$25,211	$31,135

Accounts receivable, net increased by $14.9 million from $17.1 million at December 31, 2010 to $32.0 million at December 31, 2011. The primary reason was the increase in operations, mainly due to the new fleet acquired and due to the increase in sales of products, which amounted to an aggregate of $15.3 million, and the decrease in the allowance for doubtful receivables by $0.5 million.

Prepaid expenses and other current assets increased by $1.0 million from $6.0 million at December 31, 2010 to $7.0 million at December 31, 2011. The main reason was an increase of $0.9 million in other prepaid expenses.

Accounts payable increased by $0.6 million from $22.6 million at December 31, 2010 to $23.2 million at December 31, 2011. This increase is mainly attributable to the increase in operations.

Accrued expenses increased by $6.1 million to $15.7 million at December 31, 2011 from $9.6 million at December 31, 2010. The primary reason was an increase of (a) $1.2 million in accrued salaries, (b) $1.6 million in taxes payable, (c) $3.9 million in accrued senior notes coupon expense and (d) $0.1 million in accrued interest. Such increase was mitigated by a $0.4 million and $0.3 million decrease in accrued legal fees and in other accrued expenses, respectively.

Cash used in investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in investing activities increased by $56.5 million to $70.6 million for the year ended December 31, 2011 from $14.1 million for the same period in 2010.

Cash used in investing activities for the year ended December 31, 2011 was mainly the result of (a) $0.9 million for the construction of the new drying and conditioning facility in our dry port in Uruguay, (b) $6.4 million for the construction of a new silo in our dry port in Uruguay, (c) $60.0 million for the acquisition and transportation of three pushboats, 66 barges and one floating dry dock, (d) $1.7 million for improvements and (e) $1.6 million for the purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2010 was mainly the result of (a) the acquisition of two 29 acre parcels of land south of Nueva Palmira Free Zone for $1.0 million; (b) the payments for the construction of the new dry and conditioning facility in our dry port in Uruguay amounting to $3.0 million; and (c) the rest for the purchase of other fixed assets, barges and pushboats.

Cash provided by financing activities for the year ended December 31, 2011 as compared to cash used in financing activities for the year ended December 31, 2010:

Cash provided by financing activities increased by $65.2 million to $57.3 million for the year ended December 31, 2011, as compared to a net cash used in financing activities of $7.9 million for the same period of 2010.

Cash provided by financing activities for the year ended December 31, 2011 was mainly due to (i) $200.0 million proceeds from the senior notes issued in April 2011 and (ii) $0.5 million decrease in restricted cash relating to loan repayments. This was partially offset by (a) $1.0 million payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.8 million repayments of long-term debt, (c) $6.8 million payments for deferred financing costs following the amendment of the Credit Facility and the issuance of the senior notes and (d) $8.6 million for the acquisition of noncontrolling interests.

Cash used in financing activities for the year ended December 31, 2010 was mainly due to (a) the payments by $1.8 million for the capital lease obligations in connection with the acquisition of the product tanker vessels the San San H and the Stavroula, (b) $5.2 million repayments of long-term debt, (b) a $0.5 million increase in deferred financing costs, (c) a $0.5 million of dividends paid to noncontrolling interests, and (d) a $0.2 million increase in restricted cash relating to loan repayments. This result was primarily offset by the proceeds from loan facilities amounting to $0.3 million.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 12, 2011, we and our wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200.0 million in Senior Notes (the “Existing Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. On March 7, 2013, we issued $90.0 million in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Senior Notes” and, together with the Existing Senior Notes, the “Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Senior Notes are substantively identical to the $200.0 million of the Existing Senior Notes, and are part of the same class and together with the Additional Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional,” as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2012 and 2011, deferred financing costs associated with the Senior Notes amounted to $5.7 million and $6.4 million respectively. Interest expense associated with the Senior Notes amounted to $18.5 million and $13.0 million for the years ended December 31, 2012 and 2011, respectively. There was no interest expense relating to the Senior Notes for 2010.

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of our properties and assets and creation or designation of restricted subsidiaries.

Loan Facilities

Cyprus Popular Bank Public Co. Ltd Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A, the company’s subsidiary finalized the documentation of the $40.0 million revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The facility requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of March 31, 2013, the $40.0 million revolving credit facility was undrawn.

As a result of the on-going restructuring of Cyprus Popular Bank Co. Ltd., the availability of our revolving credit facility has not been confirmed. See “Risk Factors—Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.”

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, we assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of March 31, 2013, the outstanding loan balance was $0.6 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

We were in compliance with all the covenants for the three month period ended March 31, 2013.

For other long-term liabilities with related parties refer to the section “Related Party Transactions” included elsewhere in this document.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of March 31, 2013, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $200.0 million of Senior Notes on April 12, 2011 and $90.0 million of Senior Notes on March 12, 2013 (due in April 2019).

Payment due by period	As of March 31, 2013 (Amounts in millions of U.S. dollars)
March 31, 2014	0.1
March 31, 2015	0.1
March 31, 2016	0.1
March 31, 2017	0.1
March 31, 2018	0.1
March 31, 2019 and thereafter	290.1

Total long-term borrowings	$290.6

Working Capital Position

On March 31, 2013, our current assets totaled $206.3 million, while current liabilities totaled $82.4 million, resulting in a positive working capital position of $123.9 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Risk Factors–Risks Relating to Argentina.”

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, we continue to review our cash flows with a view toward increasing working capital.

Capital Expenditures

During the first quarter of 2010, we began the construction of a grain drying and conditioning facility at our dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011 and had a total cost of $3.9 million, has been financed entirely with funds provided by our dry port operations.

In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers were chartered-in for a two-year period, and we had the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19.6 million and $17.9 million, respectively. On May 9, 2012, we entered into an agreement for the restructuring of our capital leases for the San San H and the Stavroula by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, each at the end of the extended period. As of December 31, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2012 for both vessels were $1.5 million.

During 2011, we used a portion of the proceeds from the Senior Notes to pay $58.9 million for the acquisition of three pushboats, 66 dry barges and a floating dry dock facility including transportation and other related costs associated with the acquired assets.

Additionally, during 2011, we performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $0.1 million, $0.6 million and $1.1 million, respectively.

In September 2011, we paid a total of $0.4 million for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

We paid $9.7 million for the construction of a new silo at our dry port facility in Uruguay which has been operational since April 2012. During the second quarter of 2012, we began the construction of a new conveyor belt in our dry port facility in Nueva Palmira, which is expected to be completed in the third quarter of 2013. As of March 31, 2013, we had paid $12.5 million for the construction of the new conveyor belt.

In our liquid port in Paraguay, 3,000, 5,000 and 2,100 cubic meters of storage capacity were added in December 2011, in August 2012 and in October 2012, respectively reaching a total capacity of 45,660 cubic meters. As of December 31, 2012, we had paid $0.9 million ($0.6 million of which was paid in 2011) for the construction of all three tanks.

During the second quarter of 2012, we began the construction of four new tank barges. The first one was delivered in October 2012, the second one in December 2012 and the third one in April 2013, with a cost of $1.9 million each. The remaining barge is expected to be delivered in June 2013. As of March 31, 2013 we had paid $0.3 million for the construction of the remaining tank barge.

During the second half of 2012, we completed the acquisition of one pushboat and six tank barges that were previously chartered-in from related parties for a total consideration of $15.9 million.

Dividend Policy

The payment of dividends is in the discretion of our board of directors. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Our ability to pay dividends is also restricted by the terms of our credit arrangements and the indenture governing the senior notes.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the three month period ended March 31, 2013, two customers, Vale and Petrobras accounted for 14.6% and 14.1% of our revenues, respectively. For the three month period ended March 31, 2012, three customers, Vale, Esso and YPF, accounted for 24.9%, 16.7% and 12.0% of our revenues, respectively. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. During the year ended December 31, 2010, our largest customer, Petrobras, accounted for 17.5% of our revenues, and our five largest customers accounted for approximately 50% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2012, 2011 and 2010.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We do maintain cash deposits in excess of government-provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We are also committed to making rental payments under various operating leases for office and other premises.

As of March 31, 2013, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $1.0 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity.

The Company has issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2014.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt instruments: As of March 31, 2013, December 31, 2012 and December 31, 2011, we had a total of $293.9 million, $200.6 million and $200.7 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

The interest on the loan facility of Hidronave S.A. and the Senior Notes is at a fixed rate and, therefore, changes in interest rates would not affect their value which as of March 31, 2013 was $0.6 million and $290.0 million, respectively.

On July 25, 2011, we used proceeds from the senior notes to fully repay $53.0 million of debt of the non-wholly owned subsidiaries in connection with our purchase of the noncontrolling interests of such non-wholly owned subsidiaries. As a result, from that date onward our debt bears interest at a fixed rate only.

Foreign Currency Transactions:

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the three month periods ended March 31, 2013 and 2012, approximately 40.7% and 51.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. For the year ended December 31, 2012 and for the year ended December 31, 2011, approximately 50.4% and 48.5%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for the three month period ended March 31, 2013 by $0.2 million. See also “—Operating Results—Overview—Factors affecting our results of operations.” A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for the year ended December 31, 2012 by $1.0 million.

Inflation and Fuel Prices:

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of March 31, 2013:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$290.1	$290.6
Operating lease obligations (Time charters)	1.1	0.1	—	—	1.2
Capital lease obligations(2)	1.4	2.9	20.5	—	24.8
Dry port expansion obligations(4)	3.4	—	—	—	3.4
Barge construction obligations(5)	1.6	—	—	—	1.6
Acquisition of chartered-in fleet obligations(6)	3.5	7.4	1.9	—	12.8
Rent obligations(3)	0.2	0.2	0.1	0.2	0.7

Total	$11.3	$10.8	$22.7	$290.3	$335.1

(1)	The amount identified does not include (i) interest costs associated with the outstanding credit facilities and (ii) unamortized premium associated with our Additional Senior Notes.
(2)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Stavroula and the San San H
(3)	Navios Logistics has several lease agreements with respect to its various operating offices.
(4)	Future remaining contractual payments for the port expansion project in the dry port concerning mainly the new conveyor belt.
(5)	Future remaining contractual payments for the construction of the four new tank barges.
(6)	Future remaining contractual payments for the acquisition of one push-boat and six barges.

The following table summarizes our contractual obligations as of December 31, 2012:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$200.1	$200.6
Operating lease obligations (Time charters)	1.6	—	—	—	1.6
Capital lease obligations(2)	1.4	2.8	20.9	—	25.1
Dry port expansion obligations(4)	7.1	—	—	—	7.1
Barge construction obligations(5)	3.3	—	—	—	3.3
Acquisition of chartered-in fleet obligations(6)	4.0	7.4	1.9	—	13.3
Rent obligations(3)	0.2	0.2	0.1	0.2	0.7

Total	$17.7	$10.6	$23.1	$200.3	$251.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities.
(2)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Stavroula and the San San H.
(3)	Navios Logistics has several lease agreements with respect to its various operating offices.
(4)	Future remaining contractual payments for the port expansion project in the dry port concerning mainly the new conveyor belt.
(5)	Future remaining contractual payments for the construction of the four new tank barges.
(6)	Future remaining contractual payments for the acquisition of one push-boat and six barges.

Recent Accounting Pronouncements

Goodwill Impairment Guidance

        In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments did not have a significant impact on our consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of the new standard did not have a significant impact on our consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. We adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within level 3, which was effective for us beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our Consolidated Financial Statements, included herein.

Pursuant to the JOBS Act, we are reporting in accordance with certain reduced public company reporting requirements permitted by this act. As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, including delayed adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. As a result of this, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by us are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2012 after considering various indicators, including but not limited to the market price of our long-lived assets, our contracted revenues and cash flows and the economic outlook, we concluded that no impairment analysis should be performed on the long-lived assets.

Although we believe the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, we may be required to perform impairment analysis in the future that could expose us to material charges in the future.

No impairment loss was recognized for any of the periods presented.

Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of business combination or asset acquisition are recorded at fair value on the date of acquisition. All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statement of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of our vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. We capitalize interest on long-term construction projects.

Port Terminals and Other Fixed Assets, Net: Port terminals and other fixed assets acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are recorded at cost, which consists of the construction contracts prices, and material equipment expenses. Port terminals and other fixed assets are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful life of the assets, are:

Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

Deferred Drydock and Special Survey Costs: Our vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

We evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. We determine the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

As of December 31, 2012, the fair value of the reporting units was in significant excess of their carrying values.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Our intangible assets and liabilities consist of favorable lease terms, customer relationships, trade name and port terminal operating rights. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by market information, the “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favourable leases, port terminal operating rights, customers relationships and favorable lease terms, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

When intangible assets associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets and liabilities, net” line item.

As of December 31, 2012 there was no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20

BUSINESS

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Holdings, is one of the world’s leading shipping and maritime logistics companies and provides significant business expertise and know-how to our operations.

The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market. The Hidrovia is one of the largest navigable river systems in the world, comparable in length to the Mississippi River in the United States. According to Drewry, the countries along the Hidrovia accounted for approximately 55% of world soybean production in 2012, as compared to 32% in 1995. Soybean production in the region has grown from 2000 to 2012 by a compounded annual growth rate, or CAGR, of 6.2%, including 6.9% for Paraguay and 30.7% for Uruguay. In addition to grain commodities, in the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 8.5 million metric tons in 2012, representing a CAGR of 16.0%. We believe the Hidrovia river system and seaborne trade up and down the South American coast are efficient means of commodity transportation, given the current shortage of adequate highway and rail infrastructure in that area.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy (formerly known as Esso), Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average (such as affiliates of Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 287 barges and pushboats and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG). Since the business combination in January 2008, we have grown our vessel fleet from 123 to 297 vessels, including barges, pushboats and tankers, of which 289 are owned by us and eight are chartered-in. The following is the current core fleet as of June 4, 2013.

Navios Logistics Fleet Summary (Owned and Chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet(1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges(2)(3)	39	122,449 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges(4)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	291

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H(5)	2010	16,871	Double-hulled Product Tanker
Stavroula(5)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	One pushboat is chartered-in with a horsepower of 580.
(2)	Seven tank barges are chartered-in with total capacity of 16,040 m3.
(3)	One tank barge is currently under construction and is expected to be delivered in June 2013.
(4)	These tank barges service the Argentine cabotage business.
(5)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2011 and 2012, 3.7 million and 4.0 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key global customers for more than 14 years on average.

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our port terminal has a current capacity of 45,660 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

Based on data from Drewry, in the Argentine cabotage trade, we operate the largest cabotage fleet in terms of capacity and one of the youngest fleets, consisting of six double-hulled product tankers and two self-propelled barges. We own four product tanker vessels and charter-in two additional product tanker vessels, representing a total capacity of 81,224 dwt. We also own two self-propelled barges, with a total capacity of 11,600 cubic meters.

According to Drewry, the average age of the tankers in our market is 14.9 years, with 22% of the tanker vessels in our market having an age of 20 years or older. By comparison, our tanker fleet has an average age of approximately four years. Given that the MARPOL regulations require the retirement of all single-hull tanker vessels in the market by 2015, we believe our modern tanker fleet provides us with a competitive advantage.

Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

Market Opportunity

We believe that the following factors create opportunities for us to successfully grow our business:

•

Growing Production and Exports of Grain Commodities: The Hidrovia region produces and exports a significant and growing amount of agricultural products. Moreover, the region continues to have large amounts of unused arable land available for soybeans and other crops. The countries along the Hidrovia accounted for approximately 55% (or 148.5 million metric tons) of world soybean production in 2012, as compared to 32% in 1995 (or 39.9 million metric tons). Soybean production in the region has grown from 2000 to 2012 by a compounded annual growth rate, or CAGR, of 6.2%, including 6.9% in Paraguay and 30.7% for Uruguay.

Production of corn (maize), wheat and other grains (primarily barley and sorghum) in the Hidrovia region have also grown during the period. For example, Argentine production of coarse grains has risen from 19.6 million tons in 2008 to 30.1 million in 2011, an increase of 53% in just three years. During this same period, Brazilian production of coarse grains also increased by 42% to reach 75.9 million tons.

Although not all grain commodities produced in the Hidrovia region are shipped for export through the Hidrovia waterway, we believe that the increased grain production in the region is expected to increase the amount of grains transported via the Hidrovia over time. For example, Argentinean and Paraguayan exports of coarse grains, soybean and soymeal have increased from 48.8 million tons in 2000 to 71.2 million tons in 2011, equivalent to a CAGR of 3.5%. Portions of soybean production in Bolivia, Paraguay and southern Brazil for export must be transhipped by barge to deepwater ports, and is particularly important for the Hidrovia. Significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia for export on oceangoing ships. In addition, global growth in wealth and in industrial agriculture has resulted in greater consumption of meat and convenience foods, raising demand for soybeans as animal feed and as soybean oil (the second most widely used vegetable oil after palm oil). Soybeans are vital to the production of livestock feed, industrial oils, infant formula, soaps, solvents, clothing and other household materials.

We believe exporting grain and grain products provides a valuable solution to global water scarcity challenges. Agriculture is the largest economic sector in terms of water use. Sufficient water resources are available in the Hidrovia region and can be utilized economically to produce grain and grain products for export, while growing grain in many importing countries would require use of scarce water resources better utilized for other activities. As one of the richest regions in terms of available fresh water resources per capita, South America is a major exporter of “virtual water” products (those products that require significant water for production). In contrast, Asia, with about 60% of the world population, has a high food demand and is one of the largest importers of virtual water products in the world. The increasing virtual water trade to developing countries is expected to drive agricultural growth and export in South America.

Source: Data from Drewry

•

Growing Exports of Mineral Commodities: In addition to grain commodities, companies in the region are initiating the production of other goods, including forest products, iron ore and pig iron. In the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 8.5 million metric tons in 2012, representing a CAGR of 16.0%. Their production of iron ore is transported by barge via the Hidrovia. South America is becoming a significant exporter of mineral commodities to emerging market countries, including China, which has had to look to new sources at greater distances to meet its growing commodity demand. We believe the Hidrovia region will benefit significantly from this continuing trend going forward.

Source: Data from Drewry

•

Reliance on Waterborne Transportation in the Hidrovia. The Hidrovia is a vital transportation link in South America given the limited highway and rail alternatives and is critical to facilitating access to the Atlantic Ocean and the global export market. The Hidrovia river system passes through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay), and encompasses over 4,500 kilometers, comparable to the length of the Mississippi river system in the United States. There is dredging work underway to increase the water depth in certain portions of the river and to add a 600 kilometer section from Santa Fe to Corrientes, to allow for better barge access to agrarian products in northern provinces. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

•

Efficient Means of Transportation: River barges are an efficient and cost-effective mode of transportation compared to other modes of transportation such as railroads and trucks. According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge, the type of barge in our fleet, has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks. Additionally, the capacity of a 15 barge tow is equivalent to 870 tractor-trailer trucks and can be manned by only eight crew members. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

•

Key Part of Region’s Oil Supply System: Waterborne transportation via the Hidrovia and coastal tanker trade form a key part of the region’s oil supply system. Approximately 70% of Argentina’s refinery capacity is located in the Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coast destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reaches consumers via the Hidrovia. Paraguay does not produce any crude oil and only has one small refinery. It relies on the Hidrovia for imports of crude oil and petroleum products. Imports into Paraguay from larger, more complex refineries in Argentina can provide higher specification products and take advantage of economies of scale. In Brazil, for example, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion and provides for an increase in drilling rigs.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve.

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Axion Energy.

Developing Leading Position through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We have completed the construction of a new silo with a capacity of 100,000 metric tons to meet customer demand, which brings the terminal’s total capacity to 460,000 metric tons. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that the 80 acres of total available land, following our recent purchases, and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal, including for the development of a new transshipment facility for wet and dry commodities. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 45,660 cubic meters of storage, serve the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and marine transportation services in the Hidrovia region, which gives us economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. In addition, the use of modern vessels in our cabotage operations permits us to use advanced technology and a computerized navigational system that allows for efficient maneuverability and decreased fuel consumption for our vessels.

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately four years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2011 and 2012 was 83.5% and 79.3%, respectively.

We also seek to optimize the use of pushboats. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the river system.

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our oceangoing vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary, gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Furthermore, the countries of the Hidrovia region have established a regional cabotage system in which we participate.

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 10 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

Track Record of High Standards of Performance and Safety. Our in-house technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

Established History and Experienced Management Team. We have operated in the Hidrovia region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average approximately 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in time charter, voyage and port terminal revenues and sales of products.

Business Strategy

Our business strategy is to continue to operate as a diversified logistics and port terminals company and to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow faster than the U.S. economy. For example, in 2013, Brazil is expected to grow by 3.5% and Argentina by 3.1%, according to the International Monetary Fund’s latest World Economic Outlook. Advanced economies, including the United States, are expected to grow by 1.4% in 2013 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position as a market leader in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. For example, we are developing a new transshipment facility for mineral ores and liquid bulks in Nueva Palmira. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. We have been working with our customers in our barge business to increase the proportion of our business under time charters and CoAs of one to five years’ duration, some of which have minimum volume guarantees. Furthermore, we intend to develop relationships with new customers and cargoes as we grow our fleet capacity.

Generating Operational Efficiencies. We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our barge business, we plan to increase the size and capacity of our barge fleet and invest in new engines that burn less expensive fuel for our line pushboats, which we use on our longer river voyages. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

Continue to Improve Quality. We have developed a reputation for having quality operations in the storage and marine transportation industry. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers.

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and access debt financing on favorable terms.

We also believe that we benefit from the leading risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Risk Factors—Risks Relating to Our Industry and Our Business—We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected” in this prospectus.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2011 and 2012, 3.7 million and 4.0 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key global customers for more than 14 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2025 and may be extended further until 2045 at our option. We believe the terms of the agreement reflect our favorable relationship with the Republic of Uruguay. Additionally, since our terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 4.0 million tons in 2012. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of December 31, 2012. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 16, 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port. In addition, we are currently constructing an additional vessel loading conveyor belt at our dry port facility expected to be operational in the third quarter of 2013. We are also currently negotiating contracts with existing and new customers relating to the Uruguayan grain market.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. We are actively looking for additional land to expand our operations. During the third and fourth quarter of 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project. Our total available land for expansion is 80 acres.

Port Operation: The commodities most frequently handled include grain and grain products, as well as some ores and sugar. Our port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to drybulk carriers or stores them in our modern silos for later shipment. The port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The port terminal uses a fixed fee structure for customers.

Port Infrastructure: The port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our dry port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to trucks, vessels and barge convoys. The port terminal currently offers 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on the type of commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Each dock has fixed-duty cycle cranes to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

Paraguay Liquid Port

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our port terminal has a current capacity of 45,660 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

The port terminal was built to carry out terminal operations efficiently, including the loading and unloading of ships and trucks with fuels, storage tanks and subsequent clearance for vessels and trucks. The business is carried out through the purchase and sale of refined petroleum products and the storage, handling or transportation services that relate to liquid and gas products. We own tanks approved by the Paraguayan National Customs Office, which gives us a competitive advantage over other suppliers dedicated to the field.

Port Operation: The port provides short- and long-term storage services for liquid cargo, as well as the sale of liquid products.

Port Infrastructure: Currently, the port has 10 major tanks in operation with a capacity of 45,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. Our goal is to have a capacity of 90,000 to 100,000 cubic meters of storage at the terminal to meet our customers’ increasing demand.

The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during peak business times, has a height of 9.05 meters. The second platform is used during less busy periods and has a height of 5.0 meters.

The port has an area for truck operations with a reinforced concrete floor and metal roof mounted on trusses and steel columns profiles. There are three platforms, one for liquid fuels, another for LPG and a platform to discharge trucks with alcohol and other refined petroleum products.

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 289 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We own or operate 289 vessels in our barge business, including 22 pushboats, 223 dry barges, 39 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly following our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2012, we transported approximately 1.8 million cubic meters of liquids or tons of dry cargo (compared to 2.2 million cubic meters in 2011, 1.8 million cubic meters in 2010, and 1.7 million cubic meters in 2009), consisting of approximately 0.8 million cubic meters of liquids, more than 1.0 million tons of dry cargo, and approximately 5,800 cubic meters of LPG.

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave S.A., since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

Our fleet consists of six oceangoing product tanker vessels and two self propelled barges. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker, which is chartered out for three years beginning as of April 2010. In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively. We typically contract our vessels either on a time charter basis or on a CoA basis.

On October 29, 2009, we acquired 51% of the outstanding share capital of Hidronave S.A., a Brazilian company, and took delivery of the Nazira, a pushboat specially prepared for navigating in Brazilian waters. Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so. For example, in May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels, which will further expand our cabotage business. We have the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels.

Fleet: The table below reflects our cabotage tanker fleet as of June 4, 2013.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Counterparties	Expiration Date of License

Malva H	Product Tanker	2007	8,974	January 1, 2013	8 months	Cammesa	November 22, 2013
Estefania H	Product Tanker	2008	12,000	October 1, 2012	11 months	Cammesa	July 6, 2013
Makenita H	Product Tanker	2009	17,508	November 1, 2012	12 months	YPF	June 24, 2015
Sara H	Product Tanker	2010	9,000	June 1, 2013	3 years	Axion (2) Energy	June 30, 2015
Stavroula (1)	Product Tanker	2010	16,871	December 31, 2010	3 years	YPF	June 30, 2015
San San H (f/k/a Jiujiang) (1)	Product Tanker	2010	16,871	February 1, 2013	8 months	Cammesa	December 31, 2014

(1)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until June 2015. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.
(2)	Former Esso.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2012, our cabotage fleet transported more than 2.1 million cubic meters of liquids (compared to 2.4 million cubic meters in 2011 and 2.3 million cubic meters in 2010).

Seasonality

Certain of our businesses have seasonality aspects and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and mineral production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations as the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to our dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality because the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the three month period ended March 31, 2013, two customers, Vale and Petrobras accounted for 14.6% and 14.1% of our revenues, respectively. For the three month period ended March 31, 2012, three customers, Vale, Esso and YPF accounted for 24.9%, 16.7% and 12.0% of our revenues, respectively. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. Other than our three largest customers, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2012. For the year ended December 31, 2011, three customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively. For the year ended December 31, 2010, one customer, Petrobras accounted for 17.5% of our revenues.

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house and we commercially manage our chartered-in fleet. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf.

Specifically, we provide, through our subsidiary, Compania Naviera Horamar S.A., technical ship management services to our owned vessels. These services are provided in accordance with highest standard in the industry established by class societies, the IMO, OCIMF and the oil majors vetting. Based in Buenos Aires, Argentina, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the fleet elements in Argentina, Brazil, the United States and China to subsequent shipping operations throughout the life of a vessel, including the oversight of maintenance, repairs and drydocking. Mercopar S.A., our subsidiary, provides full technical services in Asuncion, Paraguay, for all the convoys operating up to Corumba, Brazil.

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. In our barge business, we typically operate under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. Some of our charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, we engage in CoAs, which allow us flexibility in transporting a certain cargo to its destination.

Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of March 31, 2013, we employed 374 land-based employees: 43 employees in the Asuncion, Paraguay office, 49 employees at the port facility in San Antonio, Paraguay, 128 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 135 employees at the port facility in Nueva Palmira, Uruguay, and 13 employees at Hidronave S.A.’s Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

Competition

We are one of the largest logistics providers in the region. We believe our ownership of river ports, including our port terminal in Uruguay that provides access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, neither of which has storage, and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region has allowed us to differentiate our business and offer superior services compared to our competitors.

Our History

We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under our umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 of our shares, representing 63.8% of our outstanding stock. We acquired all ownership interests in the Horamar in exchange for; (a) $112.2 million in cash, and (b) the issuance of 7,235 of our shares representing 36.2% of our outstanding stock. As a result, Navios Holdings owns 63.8% of Navios Logistics.

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address and telephone number of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned, except for Hidronave S.A.

Environmental and Government Regulation

Government regulations relating to the environment, health or safety significantly affect our operations, including the ownership and operation of our vessels and our port facilities. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered. The legal requirements affecting our operations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, the IMO International Convention on Civil Liability for Bunker Oil Pollution

Damage, 2001, the IMO International Convention for the Safety of Life at Sea and the International Convention on Load Lines of 1966. We must also comply with legal requirements relating to the management and disposal of hazardous materials and wastes, air emissions, wastewater discharges, the management of ballast waters, maintenance and inspection, and development and implementation of emergency procedures. In addition, vessel classification societies impose safety and other requirements with respect to our vessels. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

International treaties and conventions, as well as national and local laws, can subject us to material liabilities in the event that there is a release of oil or other regulated substances from our vessels or at our port operations. We could also become subject to personal injury or property damage claims relating to exposure to, or releases of, regulated substances associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels and port terminals to both scheduled and unscheduled inspections. These entities include the local port authorities (harbor master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Our port terminals are subject to inspections by Hidrografía and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to the stricter environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international as well as South American laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental, health and safety laws and regulations; however, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, such future requirements may limit our ability to do business, increase our operating costs, require reductions in cargo capacity, ship modifications or other operational changes or restrictions, lead to reduced availability of insurance coverage or increased policy costs, result in denial of access to certain ports or waters or detention in certain ports, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental and Safety Regulation—IMO

The IMO is the United Nations agency concerned with maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions with respect to maritime safety, pollution prevention and liability and compensation, the most significant of which are described below.

IMO—Pollution Prevention

The MARPOL Convention (“MARPOL”), which was adopted by the IMO in 1973 and has been updated through various amendments, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, in 1992, amendments to Annex I of MARPOL requirements imposed phase-out dates for tankers that are not certified as double hull. Annex I of MARPOL, which was subsequently revised in 2001 and 2003, has been adopted by all countries in the Hidrovia Region, other than Paraguay. In 1984, Argentinean authorities (the “PNA”) adopted MARPOL for domestic trade. In 2008, the PNA adopted a resolution for the phase-out for single hull river vessels and barges from 2013 to 2018. This new regulation may accelerate the scrapping/modification of older river vessels and barges.

Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. Annex III has been adopted by all countries in the Hidrovia Region, other than Paraguay. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Of the Hidrovia countries, as of January 31, 2013, only Brazil has adopted Article VI of MARPOL. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulphur oxide emission standards that entered into force in July 1, 2010. The amended Annex VI aims to reduce air pollution from vessels by, among other things, implementing a progressive reduction of sulphur oxide emissions from ships and establishing new tiers of stringent nitrogen oxide emission standards for marine engines. We may incur additional costs to comply with these revised standards. The amendments include Regulation 15 of Annex VI of MARPOL 73/78, as revised by IMO Resolution MEPC.176 (58), which regulates volatile organic compound (“VOC”) emissions from tankers in designated ports or terminals of an entity regulating such emissions. Regulation 15.6 requires that a tanker carrying crude oil must have on board and implement a VOC Management Plan approved by the flag state in accordance with IMO resolution MEPC.185 (59). This VOC Management Plan must be specific to each ship. Our tanker vessels have an approved VOC management plan.

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to enter into force. However, as of January 31, 2013, the Convention has been ratified by 36 states, representing 29.1% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future. Of the Hidrovia countries, as of January 31, 2013, only Brazil has adopted the BWM Convention.

If the mid-ocean exchange of ballast water is made mandatory at the international level, or if water treatment requirements are implemented, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

Hidrovia Convention—RIOCON

The Hidrovia countries (Brazil, Bolivia, Paraguay, Argentina and Uruguay) are beginning the discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comité Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

IMO—Safety

The IMO has adopted the International Convention for the Safety of Life at Sea (the “SOLAS Convention”) and the International Convention on Load Lines of 1966 (the “LL Convention”), which imposes standards for the regulation of design and operational features of ships. The SOLAS Convention has been adopted by all of the countries in the Hidrovia Region, and, as of January 31, 2013, the LL Convention has been adopted by all of the countries in the Hidrovia Region other than Paraguay. We believe that all of our vessels are in substantial compliance with standards imposed by the SOLAS Convention and the LL Convention.

The operation of our vessels is subject to the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) pursuant to Chapter IX of the SOLAS Convention. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Oil Pollution Liability

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. Of the countries in the Hidrovia Region, only Argentina and Uruguay have adopted the 1992 Protocol to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Also at the international level, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001 (the “Bunker Convention”) was adopted in March 2001 and became effective in November 2008. The Bunker Convention imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil” (oil used or intended for use in the operation or propulsion of the ship) in order to ensure that adequate, prompt and effective compensation is available to persons who suffer damage caused by spills of oil, when carried as fuel in ships’ bunkers. The Bunker Convention applies to damage caused in the territory, including the territorial sea, and in exclusive economic zones of party states and provides a free-standing instrument covering pollution damage only. As with the CLC upon which the Bunker Convention is modeled, a key requirement in this convention is the need for the registered owner of a vessel to maintain compulsory insurance cover. To date, none of the countries in the Hidrovia Region have adopted the Bunker Convention.

Another key provision is the requirement for direct action, which allows a claim for compensation for pollution damage to be brought directly against an insurer. The Bunker Convention requires ships over 1,000 gross tonnage to maintain insurance or other financial security, such as the guarantee of a bank or similar financial institution, to cover the liability of the registered owner for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, but in all cases, not exceeding an amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims, 1976, as amended (the “1976 Convention”). Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and therefore shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain. To date, none of the countries in the Hidrovia region have adopted the 1976 Convention and the 1996 LLMC Protocol.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovía Region.

Additionally, each Member State of RIOCON has its own laws related to oil pollution.

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Argentina: The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. The International Convention on Oil Pollution Preparedness, Response and Co-operation (OPRC 1990) is also in force in Argentina (Act N° 24.292). The OPRC 1990 requires governments of coastal states to establish measures for dealing with pollution incidents. The Convention calls for the establishment of stockpiles of oil spill combating equipment, holding exercises and development of detailed plans for dealing with pollution incidents. According to the OPRC 1990 tankers should have an oil pollution emergency plan on board, among other measures. Argentina is also part of the 1972 Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter (Act N° 21.947) enacted to promote the effective control and prevent of all sources of pollution of the marine environment. The Convention further prohibits the dumping of any wastes or other matter in whatever form or condition except authorized.

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

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Brazil: Act Nº 6.938 (National Environmental Policy) imposes strict liability on a person who causes pollution and authorizes fines for violations. In addition, Act N° 9.966 sets forth requirements for the prevention and control of pollution by oil and other substances and imposes civil liability and fines upon persons causing pollution. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

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Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environtment (2003), which also promotes the environmental protection within the area.

•	Uruguay: Uruguay enacted Law N° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. Law N° 16.688 provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations. In Uruguay, Act N° 13.833 forbids dumping hydrocarbons and any harmful substance and imposes fines and other penalties in case of infringement.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per event, our cash flow, profitability and financial position could be materially and adversely impacted.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. However, the IMO has been developing a work plan to limit or reduce greenhouse gas emissions from international shipping through the development of technical, operational and marketbased measures. As part of this work plan, in July 2011 the IMO adopted mandatory measures to reduce greenhouse gas emissions from shipping. Specifically, regulations under Annex VI of MARPOL were amended to add a new Chapter 4 that mandates an Energy Efficiency Design Index for new ships and a Ship Energy Efficiency Management Plan for all ships. The regulations apply to all ships over 400 gross tonnage and came into effect on January 2, 2013. Of the Hidrovia countries, to date only Brazil has adopted Article VI of MARPOL. Any passage of climate control legislation or further implementation of regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Inspections

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. The primary inspection programs to which we are subject are described below.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will usually undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For oceangoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery.

All of our oceangoing vessels are certified as being “in class.” For inland waterways navigation, class is not mandatory; although most insurance underwriters and oil major vetting department require class certificates (by a classification society which is a member of the International Association of Classification Societies). We were among the first owners operating in the Hidrovia Region offering barges and pushboats with class certificates. Presently, we have almost the complete inland fleet under class. For the inland fleet, the statutory certificates are issued directly by the flag authority.

Our fleet is subject to regularly scheduled drydocking and special surveys which are carried out every six to seven years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every seven years and Afloat Intermediate Inspection in the middle of each seven-year period. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked every seven years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

SIRE Inspections

One of the most significant safety initiatives to be introduced by the OCIMF, an oil industry trade group focusing on the promotion of safety and pollution prevention from tankers and at oil terminals, is the Ship Inspection Report Program (SIRE). This program was originally launched in 1993 to specifically address concerns about substandard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety.

The SIRE system is a very large database of up-to-date information about tankers. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both OCIMF members, SIRE Program participants and by ship operators. The expansion of barges and small vessels into SIRE was inaugurated in late 2004. Since its introduction, more than 170,000 inspection reports have been submitted to SIRE. Currently, there are over 22,500 reports on over 8,000 vessels for inspections that have been conducted in the last 12 months. On average, program recipients access the SIRE database at a rate of more than 8,000 reports per month.

The SIRE program requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire

•	Barges Inspection Questionnaire

•	Uniform SIRE Inspection Report

•	Vessels Particulars Questionnaire

•	Barge Particulars Questionnaire

•	SIRE Enhanced Report Manager

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry.

SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for two years. SIRE inspection reports for our tankers are available on the database.

SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, and oil, power, industrial or oil trader companies that charter tankers and barges as a normal part of their business. It is also available, free of charge, to governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g., port state control authorities, etc).

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. YPF, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Axion Energy, YPF and Petrobras, and have qualified to do business with them. For Axion Energy, we have been successfully vetted for oceangoing and coastal trade and for single operations. For YPF, we have been successfully vetted for oceangoing trade. For Petrobras, we have been successfully vetted for oceangoing trade.

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes significant risks, such as perils of navigable waters, mechanical failure of the vessel, physical damage suffered by the vessel due to explosion, fire or collision, the loss of property on board, loss or damage to cargo, business interruption, hostilities, crew and third party accidents, labor strikes, etc. In addition, there is always an inherent possibility of marine disasters like oil spillages and other environmental mishaps arising from owning and operating vessels in the international trade. Despite potential risks out of the scope of the current coverage, we believe that our present insurance set of coverage is adequate and represents the average insurance level of any well-known maritime company. We contract with high-quality insurance companies that are leaders in the industry.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned vessels is covered according to inland industry standards. Coverage is placed at Lloyd’s market.

Protection and Indemnity Insurance

Protection and indemnity (“P&I”) insurance is provided by mutual protection and indemnity associations, also known as P&I Clubs. This insurance covers third-party liabilities in connection with its shipping activities. P&I insurance is intended to cover a range of incidents, including, but not limited to, third-party liability and other related expenses arising from injury, illness or death of crew and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, such as buoys, piers or bridges, pollution liabilities arising from oil or other substances, towage liabilities or wreck removal of the insured unit. Coverage is provided in accordance with the association’s rules and the members terms of entry subject to a limit of such sums as are provided by the International Group’s reinsurance and overspill arrangements in force at that time but currently not less than $3.1 billion for each accident or occurrence except for oil pollution liabilities which are limited to $1.0 billion for each accident or occurrence. The 13 P&I associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I associations comprising the International Group.

Environmental Insurance for Port Activities

We maintain civil liability for environmental damage caused by certain port activities. Specifically concerning Uruguayan regulations applicable to Nueva Palmira dry plant, Uruguayan Decree No. 413/992 sets forth legal, administrative, technical, and economic requirements to be met by companies providing port services, in order to qualify as such within the ports of Uruguay. Said companies must maintain a civil liability insurance covering claims and damages caused to individuals or the environment due to their service providing activities.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our fleet are “loss of hire,” “off-hire,” “strikes” and “defense.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

Risk Management

Risk management in the river and ports logistics industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels and in our port facilities. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns.

We seek to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Our vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. We also enter into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In our liquid port (Petrosan), our strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

Legal Proceedings

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Facilities

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See the section titled “Business” in this prospectus.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

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Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. We pay an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

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Our subsidiary Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile—Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2013.

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Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2015.

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Navegacion Guarani S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2013. The company is currently under negotiations for the renewal of the lease.

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Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2016.

Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupé, San Antonio, Paraguay.

Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns the premises from which it operates in Buenos Aires, Argentina. This space is approximately 1,208 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma.

Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

MANAGEMENT

The following table sets forth information regarding our current directors and members of our senior management as of June 4, 2013:

Name	Age	Position

Angeliki Frangou	48	Chairman and Director
Claudio Pablo Lopez	55	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	52	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	56	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	54	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	38	Chief Financial Officer
George Achniotis	48	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	44	Executive Vice President—Legal
Efstratios Desypris	40	Senior Vice President—Strategic Planning and Director
Anna Kalathakis	43	Secretary, Senior Vice President—Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of our board of directors since inception in December 2007. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., an affiliated limited partnership trading on the New York Stock Exchange, since August 2007, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an affiliated corporation also trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. As of September 2012, Ms. Frangou is also serving as a Board member of Eurobank Ergasias S.A. (one of the largest commercial banks in Greece). During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our board of directors since January 2008. Mr. Lopez has been a member of the board and executive director of Compania Naviera Horamar S.A. since December 2005. He is the president of Thalassa Energy S.A., a wholly owned subsidiary of ours, engaged in the fuel cabotage business in the Mercosur area. Mr. Lopez is the President of the Argentinean Ship-owners’ Tanker Association (CAENA) and a member of Paraguayan Ship-owners Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, of the Advisory Committee of the Prefectura Naval Argentina and Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Ship-owners’ Tankers Association. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of maritime law at the University of Belgrano and also a former adviser for the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association and a member of the Institute of Maritime Studies and the Iberoamerican Maritime Law Institute. Mr. Lopez is the brother of Carlos Augusto Lopez and Horacio Enrique Lopez, our Chief Commercial Officer—Shipping Division and Chief Operating Officer—Shipping Division, respectively, and members of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our board of directors since January 2008. Mr. Lopez has been a member of the board of directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the board of Naviera Conosur S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinean Flag Shipowners Chamber (CARBA) and a member of the Argentinean-Paraguayan Chamber of Commerce. He is also a distinguished member of several organizations such as the Uruguayan-Argentinean Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP) and the Ethics Committee of the Argentinean Shipowners’ Tanker Association (CABBTA). Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our board of directors since January 2008. He has been a member of the board of directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 30 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as operations manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as general manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division and a member of our Executive Committee.

Ruben Martinez Baeza has been our Chief Operating Officer—Port Division and a member of our board of directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings and Navios Logistics since 1989, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career.

Ioannis Karyotis has been our Chief Financial Officer since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a Master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

George Achniotis has been our Executive Vice President—Business Development and Director since January 2008 and has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Achniotis has served as a Director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. Navios Maritime Partners L.P., is a New York Stock Exchange listed limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in civil engineering from the University of Manchester.

Vasiliki Papaefthymiou has been Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October

2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and he has been a Director since April 2012 . He has been the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. Mr. Desypris has been the Chief Financial Controller of Navios Holdings since May 2006. Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Anna Kalathakis is our Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

Board of Directors and Committees

We are in the process of establishing an audit committee that will, among other things, be responsible for reviewing our external financial reporting, engaging our external auditors, approving all fees paid to auditors and overseeing our internal audit activities and procedures and the adequacy of our internal accounting controls.

Board Practices

Each member of our board of directors holds office until a successor is duly appointed, elected and/or qualified or until their resignation. No directors are entitled to any benefits upon termination of their term.

On December 31, 2011, Michael McClure resigned as a director. On April 12, 2012, Efstratios Desypris was appointed to our board of directors.

Currently, Mr. George Achniotis serves as our audit committee and financial expert and with the board of directors is responsible for reviewing our external financial reporting and engaging our external auditors.

Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.1 million for the year ended December 31, 2012, $1.2 million for the year ended December 31, 2011, $1.1 million for the year ended December 31, 2010. See “Certain Relationships and Related Party Transactions.”

Other Arrangements

We are party to a shareholders’ agreement with certain members of the Lopez family. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership, as of June 4, 2013, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on June 4, 2013.

Pursuant to the Shareholders Agreement (as defined herein), when we became subject to the reporting requirements of the Exchange Act following the consummation of the exchange offer, the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling the holder to ten votes per share. Navios Holdings has currently agreed to waive such conversion provision of the Shareholders’ Agreement in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when issued, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Certain Relationships and Related Party Transactions–Shareholders’ Agreement.”

Unless otherwise noted, the persons listed in the table below, to our knowledge, have sole voting and investment power over the shares listed. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares of capital stock as to which the person has or shares voting or investment power (including the power to dispose).

	Shares Beneficially Owned (1) (2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc. (1)	12,765	63.8%

Sinimalec S.A. (2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon documents publicly available filed with the SEC, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings is: Angeliki Frangou (23.9%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of June 15, 2011, she had purchased approximately $10.0 million of additional shares of common stock) . We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is an Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers Business Inc., a Panama corporation (the record holder of such shares) (“Peers”). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

Our record holders are Navios Holdings and Sinimalec and, therefore, there are no host country holders of record.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A.(“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) and since December 17 , 2012, its successor Peers has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

Pursuant to an amendment dated June 17, 2010, the Shareholders’ Agreement will be terminated effective as of the date we become a reporting company under the Exchange Act (the “effective date”). The parties to the amendment agreed that, as of the effective date:

•	the board of directors shall be divided into three classes, with each class to serve for a three-year period;

•	a super-voting Class B Common Stock shall be created which shall have 10 votes per common share (as opposed to one vote per common share);

•	Navios Holdings will exchange its common stock for shares of Class B Common Stock; and

•	blank check preferred stock may be issued with the vote of a majority of the then members of our board of directors who are not affiliated with Navios Corporation.

Pursuant to the amendment, during the period commencing on the effective date and ending on the first anniversary of the effective date (the “lock-up termination date”), each of Navios Holdings and Peers will not, without the prior written consent of the other, (i) lend, offer, pledge, sell or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of common stock. The foregoing provision will only be applicable to restrict Peers until the earlier of the lock-up termination date or the date on which Angeliki Frangou is no longer the largest beneficial owner of common stock of Navios Holdings.

In addition, the amendment to the Shareholders’ Agreement provides that (i) in the event that Navios Holdings transfers any shares of the Class B Common Stock to any person or entity, other than its affiliates, such transferred Class B Common Stock will automatically convert into shares of common stock, in accordance with our Amended and Restated Articles of Incorporation, and (ii) the shares of Class B Common Stock will automatically convert, in accordance with our Amended and Restated Articles of Incorporation, into shares of common stock if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock.

Navios Holdings has currently agreed to waive its right to exchange its common stock for shares of Class B Common Stock in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when Navios Holdings exchanges its common stock for Class B Common Stock, it is anticipated that Navios Holdings would control greater than 90% of the voting power, which would be significantly more than its economic interest in us. The parties have also waived the classified board provisions at this time.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc. (“Peers”) a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ agreement.

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings (the “Manager”), pursuant to which the Manager will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-day’s notice for any reason other than those described above.

The administrative services will include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary for the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•

client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and

•	integration of any acquired businesses.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services (including allocation of time for employees performing services on our behalf) within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

Payments made or other consideration provided in connection with all continuing transactions between us and Navios Holdings will be on a basis arrived at by the parties as though they had been bargained for at an arm’s-length basis. Such determination is based on our understanding of the industry, comparable transactions by competitors and guidance from experienced consultants. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration.

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the three month period ended March 31, 2013 amounted to $0.2 million ($0.2 million for the three month period ended March 31, 2012) Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2012 amounted to $0.6 million ($0.4 million for the year ended December 31, 2011 and $0 for the year ended December 31 2010).

At March 31, 2013, December 31, 2012, 2011 and 2010, the amounts due to affiliate companies were as follows:

	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands of U.S. dollars)

Navios Holdings	$2,307	$1,853	$2,000	$155

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, we acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2.5 million to be paid in installments with the final installment paid on March 29, 2013.

During the second half of 2012, we acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamenian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez our CEO, Mr. Carlos Augusto Lopez our CCO and Mr. Horacio Enrique Lopez our COO-shipping division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of March 31, 2013 we had paid $0.6 million and the remaining balance was $12.8 million. Rent expense related to the above assets amounted to $0.9 million for the year ended December 31, 2012 ($1.9 million in 2011 and $2.1 million in 2010).

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of our directors and officers, including Claudio Pablo Lopez, our Chief Executive Officer, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were $0 for the three month period ended March 31, 2013 and less than $0.1 million for the years ended December 31, 2012, 2011 and 2010 and amounts payable were less than $0.1 million as of March 31, 2013, December 31, 2012 and 2011.

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A , Michel Chaim. Voyage expenses charged for the three month period ended March 31, 2013 amounted to $0.7 million ($0.2 million for the three month period ended March 31, 2012) and for the year ended December 31, 2012 amounted to $1.2 million ($0.7 million in 2011 and $0.1 million in 2010).

We believe that the transactions discussed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2012 ($0.9 million both in 2011 and in 2010).

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued the $90,000,000 of outstanding notes that are subject to this exchange offer on March 12, 2013 in transactions exempt from registration under the Securities Act. In connection with the issuance and sale, we and the guarantors entered into a registration rights agreement with the initial purchasers of the outstanding notes. In the registration rights agreement we and the guarantors agreed to, among other things:

•	file the Exchange Offer Registration Statement with the SEC not later than 45 days after the date of original issuance of the outstanding notes;

•

use our commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC not later than 90 days (150 days if the registration statement is subject to SEC review) after the date of original issuance of the outstanding notes;

•	use our commercially reasonable efforts to keep the Exchange Offer Registration Statement effective until the closing of the Exchange Offer;

•	keep the Exchange Offer open for acceptance for a period of not less than 20 business days; and

•

use our commercially reasonable efforts to cause the Exchange Offer to be consummated not later than 120 days (180 days if the registration statement is subject to SEC review) after the date of original issuance of the outstanding notes.

If:

•

we are not permitted to file the Exchange Offer Registration Statement or to consummate the Exchange Offer because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC;

•

for any other reason the Exchange Offer Registration Statement is not declared effective on or prior to the 90th day (150th day if the registration statement is subject to SEC review) after the date of original issuance of the outstanding notes, or the Exchange Offer is not consummated on or prior to the 120th day (180th day if the registration statement is subject to SEC review) after the date of original issuance of the outstanding notes (unless the Exchange Offer is subsequently consummated);

•	any initial purchaser that holds notes so requests; or

•	any holder of notes is not permitted to participate in the Exchange Offer or does not receive fully tradeable Exchange Notes pursuant to the Exchange Offer;

we agree to file with the SEC a shelf registration statement (the “Shelf Registration Statement”) to cover resale of the Registrable Securities (as defined in the Registration Rights Agreement) by the holders thereof. We will use our commercially reasonable efforts to cause the applicable registration statement to be declared effective within the time periods specified in the Registration Rights Agreement. We will use our commercially reasonable efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended until the first anniversary of the effective date of the Shelf Registration Statement or such shorter period that will terminate when all the registrable securities covered by the Shelf Registration Statement have been sold pursuant thereto or cease to be outstanding.

If (i) the Exchange Offer Registration Statement is not filed with the SEC on or prior to the 45th day after the date of original issuance of the outstanding notes, (ii) the Exchange Offer Registration Statement has not been declared effective on or prior to the 90th day (150th day if the registration statement is subject to SEC review) after the date of original issuance of the outstanding notes, or (iii) the Exchange Offer is not consummated on or prior to the 120th day (180th day if the registration statement is subject to SEC review) after the date of original issuance of the outstanding notes or the (iv) Shelf Registration Statement is not declared effective within the time periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iv) above, a

“Registration Default”), the rate of interest on the notes shall be increased by 0.25% per annum of the principal amount of the notes, and will further increase by an additional 0.25% per annum of the principal amount of the notes for each subsequent 90-day period (or portion thereof) while a Registration Default is continuing up to a maximum of 1.0% per annum. Following the cure of all Registration Defaults, the accrual of Additional Interest with respect to Registration Defaults will cease.

If the Shelf Registration Statement is not usable for any reason for more than 45 days in any consecutive 12-month period then, beginning on the 45th day that the Shelf Registration Statement ceases to be usable, subject to certain limited exceptions, the rate of interest on the notes shall be increased by 0.25% per annum of the principal amount of the notes, and will further increase by an additional 0.25% per annum of the principal amount of the notes for each subsequent 90-day period (or portion thereof), up to a maximum amount of 1.0% per annum. Upon the Shelf Registration Statement once again becoming usable, the accrual of such Additional Interest will cease.

Once the exchange offer is complete, we will have no further obligation to register any of the outstanding notes not tendered to us in the exchange offer. See “Risk Factors — Risks Relating to Our Indebtedness and the Notes — Your failure to tender outstanding notes in the exchange offer may affect their marketability.”

Effect of the Exchange Offer

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder that is a broker-dealer who acquired outstanding notes for its own account as a result of market-making or other trading activities or by any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act. The exchange notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is acquiring the exchange notes in the ordinary course of its business;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have any arrangement or understanding with any person to participate in the exchange offer for the purpose of distributing the exchange notes; and

•	the holder is not an “affiliate” of ours or any of the guarantors of the exchange notes, within the meaning of Rule 405 under the Securities Act.

However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

Each holder must furnish a written representation, at our request, that:

•	it is not an affiliate of us or, if an affiliate, that it will comply with registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer; and

•	it is acquiring the exchange notes in the ordinary course of its business.

Each holder who cannot make such representations:

•	will not be able to rely on the interpretations of the staff of the SEC in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver this prospectus in connection with any resale of such notes issued in the exchange offer. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$1,000 principal amount of exchange notes in exchange for each U.S.$1,000 principal amount of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in a minimum principal amount of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof.

The exchange notes will be substantially identical to nearly all of the outstanding notes, except that:

•	the offering of the exchange notes has been registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions; and

•	the exchange notes will be issued free of any covenants regarding registration rights and free of any provision for additional interest.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under and be entitled to the benefits of the same indenture under which the outstanding notes were issued. The outstanding notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the exchange notes, see “Description of Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. As of the date of this prospectus, we have an aggregate of U.S. $90,000,000 principal amount of outstanding notes (not including the aggregate principal amount of $200,000,000 notes issued in April 2011).

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC. Holders of outstanding notes do not have any appraisal or dissenters’ rights under law or under the indenture in connection with the exchange offer. Outstanding notes that are not tendered will remain outstanding and continue to accrue interest, but will not retain any rights under the registration rights agreement (except in the case of the Initial Purchasers and Participating Broker-Dealers as provided herein);.

We will be deemed to have accepted for exchange validly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions.” All outstanding notes accepted for exchange will be exchanged for exchange notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any outstanding notes for exchange, we will extend the expiration date for the same period.

If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted outstanding notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

We are not making, nor is our Board of Directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your outstanding notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on August 1, 2013 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “— Conditions” have not been satisfied by the expiration date; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes

Any outstanding notes not tendered or accepted for exchange will continue to accrue interest at the rate of 9 1/4% per annum in accordance with their terms. The exchange notes will accrue interest at the rate of 9  1/4% per annum from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the date of original issuance of the outstanding notes. Interest on the exchange notes and any outstanding notes not tendered or accepted for exchange will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2013.

Procedures for Tendering

Only a registered holder of outstanding notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under “— Exchange Agent,” before 5:00 p.m., New York City time, on the expiration date. In addition, either:

•

the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at The Depository Trust Company (“DTC”), or the depositary, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

A tender of outstanding notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of outstanding notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date, (b) as set forth below under “— Conditions,” to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of outstanding notes (other than certain specified holders) will represent to us that:

•	it is acquiring the exchange notes in the exchange offer in the ordinary course of its business;

•	it is not engaging in and does not intend to engage in a distribution of the exchange notes;

•

it is not participating, does not intend to participate, and has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes; and

•

it is not an “affiliate” of ours or any of the guarantors of the exchange notes, within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these exchange notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Book-Entry Transfer

The exchange agent will establish a new account or utilize an existing account with respect to the outstanding notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of outstanding notes by causing DTC to transfer these outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of this book-entry transfer of outstanding notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering outstanding notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of outstanding notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

Although delivery of outstanding notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under “— Exchange Agent,” before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

All references in this prospectus to deposit or delivery of outstanding notes shall be deemed to also refer to DTC’s book-entry delivery method.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) who cannot deliver a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible institution;

•

before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•

the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under “— Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

Any outstanding notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff;

•	the outstanding notes are not tendered in accordance with the exchange offer;

•

you do not represent that you are acquiring the exchange notes in the ordinary course, that you are not engaging in and do not intend to engage in a distribution of the exchange notes, of your business and that you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the exchange notes under the Securities Act; or

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•

refuse to accept and return to the tendering holder any outstanding notes or credit any tendered outstanding notes to the account maintained within DTC by the participant in DTC which delivered the outstanding notes; or

•

extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of outstanding notes (see “— Withdrawal of Tenders” above); or

•

waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered outstanding notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “— Expiration Date; Extensions; Amendments.” If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer as required in our judgment by law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such extended period.

In addition, we will not accept for exchange any outstanding notes tendered, and we will not issue exchange notes in exchange for any of the outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your outstanding notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:	By Facsimile:

WELLS FARGO BANK, N.A. 12th Floor — Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479	(For Eligible Institutions only): fax. (612) 667-6282 Attn. Bondholder Communications

For Information or Confirmation by

Telephone: (800) 344-5128, Option 0

Attn. Bondholder Communications

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes for exchange notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying values as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend printed thereon as a consequence of the issuance of the outstanding notes pursuant to an exemption from the Securities Act and applicable state securities laws. Outstanding notes not exchanged pursuant to the exchange offer will continue to accrue interest at 9  1/4% per annum, and the outstanding notes will otherwise remain outstanding in accordance with their terms.

In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of outstanding notes will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after completion of the exchange offer.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Company” refers only to Navios South American Logistics Inc. and not to any of its subsidiaries or affiliates and the term “Logistics Finance,” or “Co-Issuer” refers only to Navios Logistics Finance (US) Inc. and not to any of its subsidiaries or affiliates. References herein to the “Co-Issuers” are to the Company and Logistics Finance as joint and several co-issuers of the notes.

The 9 1/4% Senior Notes due 2019 that were issued on April 12, 2011 and March 12, 2013 (collectively, the “Outstanding Notes”) and the exchange notes will be issued under an indenture dated April 12, 2011, among the Co-Issuers, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). As used in this “Description of Notes,” except as otherwise specified or the context otherwise requires, the term “notes” means the exchange notes offered hereby and the outstanding notes, which includes $200.0 million of 9 1/4% Senior Notes due 2019 issued on April 12, 2011 under the same indenture.

The notes offered hereby and the Outstanding Notes:

•	will be pari passu in right of payment;

•	will vote together on any matter submitted to holders for a vote, including waivers and amendments; and

•

will otherwise have the same terms and ranking, and will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase).

Following the consummation of the exchange offer for the notes offered hereby, it is expected that the notes offered hereby exchanged in the exchange offer and nearly all of the Existing Notes will have the same CUSIP number, as nearly all of the Existing Notes are now unrestricted.

Logistics Finance is a Delaware corporation and a Wholly Owned Restricted Subsidiary of the Company. Logistics Finance was formed solely for the purpose of serving as a co-issuer of the Company’s debt securities. Logistics Finance agreed to co-issue the notes as an accommodation to the Company, and received no remuneration for so acting. Logistics Finance is capitalized only with a minimal amount of common equity. Other than as the Co-Issuer of the notes, Logistics Finance does not have (and is not permitted to have) any assets (other than its equity capital), operations, revenues, debt or obligations (other than as the Co-Issuer of the notes and a co-obligor or guarantor of other indebtedness permitted to be incurred by the terms of the indenture). As a result, prospective purchasers of the notes should not expect Logistics Finance to participate in servicing the interest and principal obligations on the notes.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. A copy of the indenture and the Registration Rights Agreement are available as set forth below under “—Additional Information.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The notes are:

•	general joint and several senior unsecured obligations of the Co-Issuers;

•	effectively subordinated to all existing and future secured obligations of the Co-Issuers to the extent of the value of the assets securing such obligations;

•	equal in right of payment to all existing and future unsecured obligations of the Co-Issuers that

•	are not, by their terms, expressly subordinated in right of payment to the notes; and

•	senior in right of payment to all existing and future obligations of the Co-Issuers that are, by their terms, expressly subordinated in right of payment to the notes.

The notes are guaranteed by all existing Wholly Owned Restricted Subsidiaries of the Company (other than Logistics Finance) and by certain future Wholly Owned Restricted Subsidiaries of the Co-Issuers as described below under “—Certain Covenants—Subsidiary Guarantees.”

Each Guarantee is:

•	a general senior unsecured obligation of the applicable Guarantor;

•	effectively subordinated to all existing and future secured obligations of such Guarantor to the extent of the value of the assets securing such obligations;

•	equal in right of payment to all existing and future unsecured obligations of such Guarantor that are not, by their terms, expressly subordinated in right of payment to such Guarantee; and

•	senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee.

Secured creditors of the Co-Issuers or the Guarantors will have a claim on the assets that secure the obligations of the Co-Issuers or the Guarantors to such creditors prior to claims of holders of the notes and Guarantees against those assets. At March 31, 2013, the Co-Issuers and the Guarantors had approximately $318.1 million of Indebtedness outstanding, and the non-guarantor Restricted Subsidiaries had approximately $0.6 million of Indebtedness outstanding, which is structurally senior to the notes. The Co-Issuers and the Restricted Subsidiaries will be permitted to incur additional Indebtedness, including secured Indebtedness, subject to the limitations described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and, in the case of secured Indebtedness, “—Certain Covenants—Liens.” The non-guarantor Subsidiaries accounted for approximately $3.9 million, or 1.6%, of total revenue, approximately $0.2 million, or 0.4%, of total EBITDA, approximately $5.7 million, or 0.9%, of total assets, and approximately $4.4 million, or 1.4%, of total liabilities, in each case for the year ended and as of December 31, 2012. As of and for the three months ended March 31, 2013, the non-guarantor Subsidiaries accounted for approximately $0.5 million, or 0.7%, of total revenue, approximately $0.1 million, or 0.6%, of total EBITDA, approximately $5.6 million, or 0.7%, of total assets, and approximately $4.3 million, or 1.0%, of total liabilities.

As of the date of this prospectus, all of the Company’s Subsidiaries (including Logistics Finance) will be “Restricted Subsidiaries.” Under the circumstances described below under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to designate Subsidiaries (other than Logistics Finance) as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be Guarantors and will not be subject to the restrictive covenants in the indenture, but transactions between the Company and/or any of its Restricted Subsidiaries, on the one hand, and any of the Unrestricted Subsidiaries, on the other hand, will be subject to certain restrictive covenants. See “—Certain Covenants—Restricted Payments.”

The Company’s Unrestricted Subsidiaries and any Securitization Subsidiary will not guarantee the notes. The notes will be structurally subordinated to the Indebtedness and other obligations (including trade payables) of the Company’s Unrestricted Subsidiaries and non-Guarantor Restricted Subsidiaries. The guarantees of the notes may be released under certain circumstances. See “—Certain Covenants—Subsidiary Guarantees.”

Principal, Maturity and Interest

The indenture provides that the Co-Issuers may issue additional notes from time to time after the offering (in addition to the notes offered hereby). Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Co-Issuers will issue the notes offered hereby in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on April 15, 2019.

Interest on the notes will accrue at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on April 15, 2013. Interest on overdue principal and interest and Additional Interest, if any, will accrue at the then applicable interest rate on the notes. The Co-Issuers will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

Interest on the notes will accrue from October 15, 2012. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Amounts

All payments made by the Co-Issuers under or with respect to the notes or by a Guarantor under or with respect to its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in any jurisdiction in which a Co-Issuer or any Guarantor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless such Co-Issuer or Guarantor is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof. If a Co-Issuer or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction, from any payment made under or with respect to the notes or the Guarantee of such Guarantor, the Co-Issuers or the relevant Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of notes (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any Tax:

(1) that would not have been imposed, payable or due but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the notes or enforcement of rights under such note or under a Guarantee or the receipt of payments in respect of such note or a Guarantee;

(2) that would not have been imposed, payable or due but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Co-Issuers have delivered a request to the holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

(3) that would not have been imposed, payable or due if the presentation of notes (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;

(4) subject to the last paragraph of this section, that is an estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or

(5) as a result of a combination of the foregoing.

In addition, Additional Amounts will not be payable if, had the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes been the holder of the notes, such beneficial owner would not have been entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4) or (5) above. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from any payment under or in respect of the notes or any Guarantee.

Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under or with respect to any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Co-Issuers will provide the trustee with documentation evidencing the payment of Additional Amounts.

The Co-Issuers and the Guarantors will pay any present or future stamp, court or documentary taxes, or any similar taxes, charges or levies which arise in any Relevant Taxing Jurisdiction from the execution, delivery or registration of the notes or any other document or instrument referred to therein, or the receipt of any payments with respect to or enforcement of, the notes or any Guarantee.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Co-Issuers, the Co-Issuers will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions so long as such holder holds at least $100,000 aggregate principal amount of notes. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the United States unless the Co-Issuers elect to make interest payments by check mailed to the holders of notes at their respective addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee acts as paying agent and registrar. The Co-Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar other than in connection with the discharge or defeasance provisions of the indenture.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Co-Issuers are not required to transfer or exchange any note selected for redemption. Also, the Co-Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

The Guarantors have jointly and severally, fully and unconditionally, guaranteed the Co-Issuers’ Obligations under the notes. The subsidiary Guarantees are full and unconditional except that the indenture provides for an individual subsidiary’s Guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the Subsidiary, in connection with the sale of a majority of the Capital Stock of the Subsidiary, if the Subsidiary is designated as an Unrestricted Subsidiary in accordance with the indenture, upon liquidation or dissolution of the Subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law.

Optional Redemption

On or after April 15, 2014, the Co-Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to (but excluding) the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	106.938%
2015	104.625%
2016	102.313%
2017 and thereafter	100.000%

Prior to April 15, 2014, the Co-Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:

(a) 100% of the principal amount of the notes to be redeemed, plus

(b) the Applicable Premium,

plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date (a “Make-Whole Redemption”).

The Co-Issuers and their affiliates may acquire notes by means other than a redemption, whether pursuant to a tender offer, exchange offer, open market purchase, negotiated transaction or otherwise, upon such terms and at such prices as the Co-Issuers or their affiliates may determine, which may be more or less than the consideration for which the notes offered hereby are being sold and could be for cash or other consideration, so long as such acquisition does not otherwise violate the terms of the indenture.

Redemption with Proceeds of Equity Offerings

At any time prior to April 15, 2014, the Co-Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.25% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to (but excluding) the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by the Co-Issuers and their Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) such redemption occurs not more than 180 days after the date of the closing of the relevant Equity Offering.

Redemption for Changes in Withholding Taxes

In addition, the Co-Issuers may, at their option, redeem all (but not less than all) of the notes then outstanding at 100% of the principal amount of the notes, plus accrued and unpaid interest and Additional Amounts, if any, to the date of redemption, if the Co-Issuers have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such notes, any Additional Amounts as a result of any change in law (including any regulations promulgated thereunder) or in the official interpretation or administration of law, if such change is announced and becomes effective on or after the Existing Notes Issue Date. Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such change.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate;

provided that if a partial redemption is made pursuant to the provisions described under “—Redemption with Proceeds of Equity Offerings,” selection of the notes or portions thereof for redemption shall be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be delivered electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of any optional redemption may not be conditional on our part; provided that any notice of optional redemption in connection with an Equity Offering as described “Redemption with Proceeds of Equity Offerings” above may be given prior to the completion thereof, and any such redemption or notice may, at the Co-Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of such Equity Offering.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Additional Interest, if any, cease to accrue on notes or portions of them called for redemption, unless the Co-Issuers default in the payment of the redemption price.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Co-Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, the Co-Issuers will offer a payment in cash (“Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control or, at the Co-Issuers’ option, prior to such Change of Control but after it is publicly announced, the Co-Issuers will deliver electronically or mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the change of control payment date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is electronically delivered or mailed, other than as may be required by law, pursuant to the procedures required by the indenture and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control.

The Co-Issuers will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Co-Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Co-Issuers will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Co-Issuers.

The paying agent will promptly mail or pay by wire transfer to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Co-Issuers will inform the holders of the notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The provisions described above that require the Co-Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” is applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Co-Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Co-Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Co-Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given in respect of all of the notes then outstanding pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of “all or substantially all” of the properties or assets of the Co-Issuers and the Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Co-Issuers to repurchase their notes as a result of a sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of less than all of the assets of the Co-Issuers and the Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

The Change of Control purchase feature is a result of negotiations between the initial purchasers and the Co-Issuers. The Co-Issuers have no present intention to enter into a transaction involving a change of control, although they could do so in the future. Although the existence of a holder’s right to require the Co-Issuers to repurchase the notes in respect of a Change of Control may deter a third party from acquiring the Co-Issuers in a transaction that constitutes a Change of Control, the provisions of the indenture relating to a Change of Control in and of themselves may not afford holders of notes protection in the event of a highly leveraged transactions, reorganization, recapitalization, restructuring, merger or similar transaction involving the Co-Issuers that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change of Control. Holders may not be entitled to require the Co-Issuers to repurchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where the board of directors initially opposed dissident slate of directors but approves them later as continuing directors.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at the time a contract is entered into for an Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any Indebtedness or other liabilities, as shown on the Company’s most recent consolidated balance sheet or the notes thereto, of the Company or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the notes or any Guarantee) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

(c) the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP) received by the Company or any Restricted Subsidiary to be used by it in a Permitted Business (including, without limitation, Vessels and Related Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Company or (iii) a combination of (i) and (ii); and

(d) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this paragraph (2) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 4.0% of Total Assets of the Company at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days (subject to extensions as provided in the immediately succeeding paragraph) after the receipt of any Net Proceeds from an Asset Sale, the Company or any of its Restricted Subsidiaries shall apply such Net Proceeds to:

(1) repay or prepay any and all obligations under the Credit Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Company;

(3) make a capital expenditure;

(4) acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);

(5) make an Asset Sale Offer (and purchase or redeem other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets) in accordance with the provisions described below and in the indenture; and/or

(6) any combination of the transactions permitted by the foregoing clauses (1) through (5).

A (A) binding contract to apply Net Proceeds in accordance with clauses (2) through (4) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Company to potentially apply all or a portion of such Net Proceeds towards the exercise an outstanding Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Construction Contract or any Exercised Purchase Option Contract (including any outstanding Purchase Option Contract exercised during the 365-day period referenced in clause (B) above), the date of expiration or termination of such Construction Contract or Exercised Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Company (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to clauses (1) through (6) above on or before the Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.

Pending the final application of any Net Proceeds, the Company or any of its Restricted Subsidiaries may temporarily reduce outstanding Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Co-Issuers will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be required to be purchased out of the Excess Proceeds. The offer price for the notes in any Asset Sale Offer will be equal to 100% of principal amount of the notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase, and will be payable in cash, and the offer or redemption price for such pari passu Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, those Excess Proceeds may be used for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness described above tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the Company or the agent for such other pari passu Indebtedness will select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero. The Co-Issuers may elect to satisfy their obligations to make an Asset Sale Offer prior to the expiration of the relevant period or with respect to Excess Proceeds of $15.0 million or less.

The Co-Issuers will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Co-Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

General

Certain of the Company’s current or future Credit Facilities may contain prohibitions on the ability of the Company and its Subsidiaries to voluntarily repurchase, redeem or prepay certain of their Indebtedness, including the notes, and limitations on the ability of the Company and its Subsidiaries to engage in Asset Sales and may provide that any Change of Control under the indenture governing the notes constitutes an event of default under the Credit Facilities. Additionally, future agreements may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company and its Subsidiaries. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its other lenders to the purchase of notes or could attempt to refinance, repay or replace the borrowings that contain such prohibition and enter into new credit facilities without such prohibition. If the Company does not obtain a consent or refinance, repay or replace those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which, in turn, may constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Relating to the Notes and our Indebtedness—We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.”

Certain Covenants

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any shares of Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period; provided, further, that (i) Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or issue Disqualified Stock or preferred stock if, after giving pro forma effect to such incurrence or issuance (including pro forma application of the net proceeds therefrom) more than $25.0 million in the aggregate of Indebtedness, Disqualified Stock and preferred stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and (ii) Logistics Finance may incur Indebtedness in connection with serving as a co-obligor or guarantor of Indebtedness incurred by the Company or any Restricted Subsidiary that is otherwise permitted by this covenant.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Co-Issuers or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $80.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence of the Existing Notes on the Existing Notes Issue Date, the Guarantees and the exchange notes issued pursuant to the registration rights agreement relating to the Existing Notes;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money or other obligations, in each case, incurred for the purpose of acquiring assets or a business that is a Permitted Business or financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment (including, without limitation, Vessels and Related Assets) used in the business of the Company or any of its Restricted Subsidiaries, and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $30.0 million and (B) 5.0% of Total Assets;

(5) Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels or Vessel Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or a taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6) Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may reasonably expected to be recoverable from insurance on such Vessels;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (5), (6), (7) or (14) of this paragraph;

(8) the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(9) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11) the guarantee by a Co-Issuer or any Guarantor of Indebtedness of a Co-Issuer or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is contractually subordinated to the notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

(13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14) Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

(15) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16) Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

(18) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed the greater of (A) $30.0 million and (B) 5.0% of Total Assets.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this covenant. Indebtedness under any Credit Facilities (including the Credit Agreement but excluding the Navios Holdings Loan Facility) outstanding or committed to on the Existing Notes Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (2) above (whether or not outstanding on such date) but thereafter may be reclassified in any manner that complies with this covenant.

The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination; and

(B) the amount of the Indebtedness of the other Person that is secured by such assets; and

(4) in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

For purposes of determining compliance with this covenant, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified

Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this covenant, the amount outstanding under any U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving Indebtedness; provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, such refinancing shall be calculated at the relevant currency exchange rate in effect on the date of the initial incurrence of Indebtedness in respect thereof (which may reflect multiple refinancings in which case the time of incurrence of the initial Indebtedness shall be applicable), so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced plus any costs or premiums incurred in connection with such refinancing.

Notwithstanding anything to the contrary in this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, a Restricted Subsidiary that is formed or organized under the laws of the Republic of Paraguay shall not be permitted to directly incur Indebtedness in excess of $20.0 million at any one time outstanding which, to the knowledge of the Company or such Restricted Subsidiary, is or would be initially owed to a resident of the Republic of Paraguay. For clarity purposes, the foregoing provision will not limit the ability of such Restricted Subsidiary to guarantee any Indebtedness that is otherwise permitted by this covenant.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than

(A) dividends or distributions payable in Qualified Equity Interests; or

(B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of the Company or any direct or indirect parent of the Company;

(iii) make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Existing Notes Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (14) of the next succeeding paragraph), is not greater than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2011 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the Existing Notes Issue Date as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(c) to the extent that any Restricted Investment that was made after the Existing Notes Issue Date is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Existing Notes Issue Date or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets to the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus

(e) any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4) the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5) the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed

(A) the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the Existing Notes Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement will not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph), plus

(B) the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the Existing Notes Issue Date;

provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6) cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7) so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under the covenant entitled “—Repurchases at the Option of Holders— Change of Control” or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds set forth under the covenant entitled “—Repurchases at the Option of Holders—Asset Sales” to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12) payments pursuant to clause (7) of the covenant described under “—Transactions with Affiliates”;

(13) so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the consummation of the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after the Existing Notes Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S/F-4 or Form S-8, or any successor Form; and

(14) other Restricted Payments in an aggregate amount not to exceed $20.0 million since the Existing Notes Issue Date.

The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this covenant or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of “Permitted Investments,” the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this covenant or of the definition of “Permitted Investment.” As of December 31, 2012, based on the formula set forth in clause (3) of the first paragraph of this covenant, the Company would have been able to make approximately $4.6 million in Restricted Payments.

Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Existing Notes Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).

Any Lien created for the benefit of the holders of the notes pursuant to the first paragraph above shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect or committed to on the Existing Notes Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Existing Notes Issue Date;

(2) the indenture, the notes and the Guarantees;

(3) applicable law, rule, regulation or order or governmental or other license, permit or concession;

(4) any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;

(6) purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens and agreements related thereto that were permitted to be incurred under the provisions of the indenture described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(12) customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;

(13) provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14) Indebtedness of a Co-Issuer or Restricted Subsidiary incurred subsequent to the Existing Notes Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the holders of the notes than the encumbrances and restrictions contained in the indenture or that may be contained in any Credit Agreement in accordance with this covenant or (ii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not adversely affect in any material respect the Company’s ability to make principal or interest payments on the notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and

(15) Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, with such determination to be made at the time such Affiliate Transaction is entered into or agreed to; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions (i) involving aggregate consideration in excess of $50.0 million or (ii) as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) any issuance of Qualified Equity Interests of the Company (other than Designated Preferred Stock) to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity Interests of the Company (other than Designated Preferred Stock), which rights have been approved by the Board of Directors of the Company;

(5) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and Investments consisting of Permitted Investments;

(6) transactions effected as part of a Qualified Securitization Transaction;

(7) the performance of obligations of the Company or any Restricted Subsidiary under the terms of the Shareholders Agreement and the Administrative Services Agreement, each as in effect as of or on the Existing Notes Issue Date, and any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) or in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Existing Notes Issue Date; and

(8) the performance of obligations of the Company or any Restricted Subsidiary under the terms of any agreement that is in effect as of or on the Existing Notes Issue Date and disclosed in the offering memorandum relating to the Existing Notes (other than the Shareholders Agreement or the Administrative Services Agreement) or any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) or in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Existing Notes Issue Date.

Merger, Consolidation or Sale of Assets

(a) The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3) either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with the first paragraph of the covenant described above under the caption “—

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(b) The Company will not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Company or such Guarantor is the surviving Person) unless:

(1) subject to the Guarantee release provisions described below, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Guarantee of such Guarantor, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee; and

(2) immediately after such transaction, no Default or Event of Default exists.

(c) This “Merger, Consolidation or Sale of Assets” covenant will not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this “Merger, Consolidation or Sale of Assets” will prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Subsidiary (other than Logistics Finance or any other Subsidiary that is at such time a co-issuer of the notes) to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation.

Subsidiary Guarantees

If the Company or any of its Restricted Subsidiaries acquires, creates, transfers assets to or otherwise invests in a Wholly Owned Restricted Subsidiary or redesignates an Unrestricted Subsidiary as a Restricted Subsidiary and such Restricted Subsidiary is a Wholly Owned Restricted Subsidiary (other than, in each case, (i) any Wholly Owned Restricted Subsidiary if the net book value of the total assets of such Wholly Owned Restricted Subsidiary, when taken together with the net book value of the total assets of all other Wholly Owned Restricted Subsidiaries that are not Guarantors as of such date, does not exceed $20.0 million, (ii) a Wholly Owned Restricted Subsidiary that is a Securitization Subsidiary or is Logistics Finance (or any other Subsidiary that is at such time a co-issuer of the notes) or (iii) any Wholly Owned Restricted Subsidiary if the laws of the jurisdiction of incorporation or formation of such Wholly Owned Restricted Subsidiary prohibit the issuance of such guarantee for the benefit of the notes), then such Wholly Owned Restricted Subsidiary shall become a Guarantor and shall, within 45 business days of the date of such acquisition, creation, transfer of assets, investment in or redesignation:

(1) execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Wholly Owned Restricted Subsidiary shall unconditionally guarantee all of the Co-Issuers’ obligations under the notes and the indenture on the terms set forth in the indenture; and

(2) deliver to the trustee one or more opinions of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Wholly Owned Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Wholly Owned Restricted Subsidiary, subject to customary exceptions.

Thereafter, such Wholly Owned Restricted Subsidiary shall be a Guarantor for all purposes of the indenture.

In addition, (i) to the extent that the collective net book value of the total assets of the Company’s non-Guarantor Wholly Owned Restricted Subsidiaries, as of the date of the acquisition, creation, transfer of assets to, investment in or redesignation of a non-Guarantor Wholly Owned Restricted Subsidiary, exceeds $20.0 million, then, within 45 business days of such date, the Company shall cause one or more of such non-Guarantor Wholly Owned Restricted Subsidiaries to similarly execute a supplemental indenture (and deliver the related opinions of counsel), described above, pursuant to which such Wholly Owned Restricted Subsidiary or Wholly Owned Restricted Subsidiaries shall unconditionally guarantee all of the Company’s obligations under the notes and the indenture, in each case, such that the collective net book value of the total assets of all remaining non-Guarantor Wholly Owned Restricted Subsidiaries does not exceed $20.0 million and (ii) the Company may, at its option, cause any other Restricted Subsidiary of the Company to guarantee its obligations under the notes and the indenture and enter into a supplemental indenture with respect thereto.

The Guarantee of a Guarantor will automatically and unconditionally (without any further action on the part of any Person) be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” or “Transactions with Affiliates” provisions of the indenture;

(2) in connection with any sale or other disposition of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if (x) such Guarantor would no longer constitute a “Subsidiary” under the indenture and (y) the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon liquidation or dissolution of such Guarantor;

(5) in the case of a Guarantor that is not a Wholly Owned Restricted Subsidiary that has voluntarily issued a Guarantee of the notes, upon notice to the trustee by the Company of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if (x) the Company would be permitted to make an Investment in such Restricted Subsidiary at the time of such release equal to the Fair Market Value of the Investment of the Company and its other Restricted Subsidiaries in such Guarantor as either a Permitted Investment or pursuant to the covenant described under “—Restricted Payments” and (y) all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under the indenture at the time its Guarantee is released; and

(6) upon legal or covenant defeasance or satisfaction and discharge of the notes as provided below under the caption “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

The form of the Guarantee is attached as an exhibit to the indenture.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Limitation on Business Activities of Logistics Finance

The indenture provides that Logistics Finance (and any other Subsidiary that may in the future act as a co-issuer of the notes) will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of the Equity Interest to the Company or any Wholly Owned Restricted Subsidiary, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company or any Restricted Subsidiary, including the notes, that is permitted to be incurred by the Company or any Restricted Subsidiary under the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and activities incidental thereto. The indenture also provides that for so long as the Company or any successor obligor under the notes is a Person that is not incorporated in the United States of America, any State of the United States or the District of Columbia there will be a co-issuer of the notes that is a Wholly Owned Restricted Subsidiary of the Company and that is a corporation organized and incorporated in the United States of America, any State of the United States or the District of Columbia.

Reports

Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will furnish to the trustee and the holders, so long as the notes are outstanding:

(1) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2) within 150 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3) at or prior to such times as would be required to be filed or furnished to the Commission if the Company was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Company would have been required pursuant thereto;

provided, however, that to the extent that the Company ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will furnish to the trustee and the holders, so long as any notes are outstanding, within 60 days of the respective dates on which the Company would be required to file such documents with the Commission if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act; and, provided, further, that prior to the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement relating to the notes, such reports will not be required to contain any officers’ certificates or the separate financial information for Guarantors that would be required under Rule 3-10 of Regulation S-X promulgated by the Commission, provided, however, that in lieu thereof the Company will provide the summary information concerning revenues, EBITDA, assets and liabilities in a manner consistent in all material respects with that set forth under “Summary—The Offering” in this prospectus for the period(s) covered by each such report.

In addition, following the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, whether or not required by the rules and regulations of the Commission, the Company will electronically file or furnish, as the case may be, a copy of all such information and reports that it would be required to file as a foreign private issuer with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing with respect to periods after the Exchange Offer or the effectiveness of a Shelf Registration Statement) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished, in compliance with this covenant, such reports referred to in the first paragraph of this covenant to the trustee and the holders of notes if the Company has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default by a Co-Issuer or any Guarantor for 30 consecutive days in the payment when due and payable of interest on, or Additional Interest, if any, with respect to, the notes;

(2) default by a Co-Issuer or any Guarantor in payment when due and payable of the principal of or premium, if any, on the notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” after receipt by the Company or such Subsidiary, as applicable, of a written notice specifying the default (and demanding that such default be remedied and stating that such notice is a “Notice of Default”) from the trustee or the holders of at least 25% of the outstanding principal amount of the notes;

(4) failure by Company or any of its Restricted Subsidiaries to comply with any other covenants in the indenture (other than any default described in clause (3) above) for 60 consecutive days after notice has been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding specifying the default and demanding compliance with any of the other covenants in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the Existing Notes Issue Date, if that default:

(a) is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7) except as permitted by the indenture including upon the permitted release of the Guarantee, any Guarantee of a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to a Co-Issuer or any of the Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency specified in clause (8) with respect to a Co-Issuer, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee, by written notice to the Co-Issuers, or the holders of at least 25% in principal amount of the then outstanding notes, by written notice to the trustee and the Co-Issuers, may declare all the notes to be due and payable. Any notice from the trustee or noteholders shall specify the applicable Event(s) of Default and state that such notice is a “Notice of Acceleration.” Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding notes shall become due and payable without further action or notice.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee written notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested in writing the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a written direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.

The Co-Issuers will be required to deliver to the trustee annually a written statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Co-Issuers will be required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, future or present director, officer, employee, incorporator, member, manager, agent or shareholder of a Co-Issuer or any Guarantor, as such, will have any liability for any obligations of the Co-Issuers or any Guarantors under the notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws of the United States.

Legal Defeasance and Covenant Defeasance

The Co-Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”). Such Legal Defeasance means that the Co-Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Co-Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Co-Issuers’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Co-Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors released with respect to certain covenants (including all the covenants described in this description of notes and the obligation to make Asset Sale Offers and Change of Control Offers) in the indenture and may elect to cause the release of the Guarantees of the notes and all Liens securing the notes or the Guarantees (“Covenant Defeasance”) and thereafter any omission to comply with those covenants and such Guarantee and Lien releases will not, in each case, constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, events (other than nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Co-Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Co-Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Co-Issuers must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) the Co-Issuers have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Existing Notes Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Co-Issuers must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which either of the Co-Issuers or any of their Subsidiaries is a party or by which either of the Co-Issuers or any of their Subsidiaries are bound;

(6) the Co-Issuers must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Co-Issuers with the intent of preferring the holders of notes over the other creditors of the Co-Issuers or any of their Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Co-Issuers or any of their Subsidiaries or others; and

(7) the Co-Issuers must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation will become due and payable within one year under arrangements reasonably satisfactory to the trustee for the giving of a notice of redemption by the trustee in the name and at the expense of the Co-Issuers.

If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the notes when due, then the obligations of the Co-Issuers and the Guarantors under the indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Co-Issuers and thereafter repaid to the Co-Issuers or discharged from the trust, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to the provisions described under “—Optional Redemption” and the Co-Issuers have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit including the incurrence of liens in connection with such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, the indenture;

(3) the Co-Issuers or any Guarantor has paid or caused to be paid all sums payable by them under the indenture; and

(4) the Co-Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Co-Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes and the Guarantees may be amended or supplemented with the consent of the Co-Issuers and the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of the Co-Issuers and each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder to the extent permitted under the indenture):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (it being understood that this clause (2) does not apply to provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes in accordance with the provisions of the indenture and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (it being understood that this clause (7) does not apply to a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture;

(9) in the event that the obligation to make a Change of Control Offer or an Asset Sale Offer has arisen, amend, change or modify in any material respect the obligation of the Company to make and consummate such Change of Control Offer or such Asset Sale Offer, as the case may be;

(10) expressly subordinate in right of payment the notes or the Guarantees to any other Indebtedness of a Co-Issuer or any Guarantor; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Co-Issuers, the Guarantors and the trustee may amend, waive, supplement or otherwise modify the indenture, the notes or the Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of a Co-Issuer’s or a Guarantor’s obligations to holders of notes and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of such Co-Issuer’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the notes or to release a Guarantee or a security interest under the notes or a Guarantee in accordance with the terms of the indenture;

(7) to provide for the issuance of additional notes in accordance with the terms of the indenture;

(8) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

(9) to comply with the rules of any applicable securities depository;

(10) to conform the text of the indenture, the Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended by the Co-Issuers (as demonstrated by an Officers’ Certificate) to be a substantially verbatim recitation of a provision of the indenture, the Guarantees or the notes;

(11) to add to the covenants of the Company or any Restricted Subsidiary for the benefit of the noteholders or surrender any rights or powers conferred upon the Company or any Restricted Subsidiary; or

(12) to secure the notes.

Concerning the Trustee

If the trustee becomes a creditor of a Co-Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Navios South American Logistics Inc., Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo, Uruguay, Attention: Vasiliki Papaefthymiou, Executive Vice President-Legal.

Certain Definitions

Set forth below are certain defined terms used in the indenture and in this section. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means (i) “Additional Interest” as defined in the Registration Rights Agreement with respect to the Existing Notes issued on the Existing Notes Issue Date and (ii) “Special Interest,” “Additional Interest,” “Liquidated Damages” or any similar term as such term is defined in any registration rights agreement with respect to additional notes issued after the Existing Notes Issue Date (including the registration rights agreement related to the notes).

“Administrative Services Agreement” means the Administrative Services Agreement dated on or about the Existing Notes Issue Date between the Company and Navios Holdings, as such agreement may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “—Transactions with Affiliates” covenant.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to a note at any time, the greater of (1) 1.0% of the principal amount of such note at such time and (2) the excess of (A) the present value at such time of (i) the redemption price of such note at April 15, 2014 plus (ii) all remaining interest payments due on such note through and including April 15, 2014 (excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from April 15, 2014 to the Make-Whole Redemption Date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such note on the Make-Whole Redemption Date.

“Applicable Treasury Rate” for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to April 15, 2014; provided, however, that if the period from the Make-Whole Redemption Date to April 15, 2014 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to April 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Appraised Value” means the fair market sale value as of a specified date of a specified Vessel that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by an Independent Appraiser selected by the Company and, in the event such Independent Appraiser is not a Designated Appraiser, reasonably acceptable to the trustee.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Co-Issuers and their Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance by any of the Company’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Company or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a sale, lease, conveyance, transfer or other disposition of assets between or among the Company and/or its Restricted Subsidiaries;

(3) an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(4) the sale or other disposition of damaged, worn-out or obsolete assets;

(5) the sale or other disposition of cash or Cash Equivalents;

(6)(i) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment and (ii) any issuance, sale, transfer or other disposition of Capital Stock of an Unrestricted Subsidiary;

(7) sales of accounts receivable and inventory (other than Vessels and Related Assets) in the ordinary course of business for cash or Cash Equivalents and any charter-out of a Vessel or contract of affreightment entered into in the ordinary course of business;

(8) a Permitted Asset Swap;

(9) sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the Fair Market Value thereof including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (9), Purchase Money Notes will be deemed to be cash); and

(10) any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time; provided that, notwithstanding the foregoing, the holders of the Company’s warrants outstanding on the Existing Notes Issue Date shall not be deemed to beneficially own the underlying shares until such warrants have been exercised. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” have correlative meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2) with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3) demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus and undivided profits in excess of US$500.0 million;

(4) repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s Investors Service, Inc. or A-1 or higher by Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition;

(6) local currency held by the Company or any of its Restricted Subsidiaries from time to time in the ordinary course of business; and

(7) money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Company;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

(3)(a) all or substantially all of the assets of the Company and the Restricted Subsidiaries are sold or otherwise transferred to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons Beneficially Owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company immediately prior to such consummation do not Beneficially Own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or

(4) the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

“Commission” means the U.S. Securities and Exchange Commission.

“Company” means Navios South American Logistics Inc., a Marshall Islands corporation.

“Consolidated Cash Flow” means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

(1) Consolidated Net Income for such period; plus

(2) the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

(a) Fixed Charges;

(b) provision for taxes based on income;

(c) total depreciation expenses;

(d) total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);

(e) other non-cash items reducing such Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); and

(f) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

(3) the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in clauses (2)(a) through (f) of a Restricted Subsidiary will be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

“Consolidated Net Income” means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

(1) any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

(2) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales or dispositions of securities;

(3) the portion of net income (or loss) of any Person (other than the Company or a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period;

(4) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually, or is permitted to be, paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that with respect to a Guarantor or a Securitization Subsidiary this clause (4) shall be applicable solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under the covenant described under the caption “—Certain Covenants—Restricted Payments”;

(5) any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;

(6) the cumulative effect of a change in accounting principles;

(7) any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(8) the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof; and

(9) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, asset sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed);

provided, however, that (x) Consolidated Net Income shall be reduced by the amount of all dividends on Designated Preferred Stock (other than dividends paid in Qualified Equity Interests) paid, accrued or scheduled to be paid or accrued during such period and (y) Consolidated Net Income will be calculated without deducting the income attributed to, or adding the losses attributed to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary that is a Guarantor except to the extent of the dividends paid in cash (or convertible to cash) during such period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties.

“Construction Contract” means any contract for the construction (or construction and acquisition) of a Vessel or any Related Assets entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

“Credit Agreement” means that certain Facility Agreement to be entered into following the Existing Notes Issue Date among the Company and/or one or more Subsidiaries of the Company, as borrower, and Marfin Popular Bank Public Co. Ltd, as lender, as described in the offering memorandum relating to the Existing Notes including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise), increased or refinanced (including by means of sales of debt securities to institutional investors) including by means of a Qualified Securitization Transaction in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).

“Credit Facilities” means one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying the Co-Issuers and/or Subsidiaries of the Company as borrowers or guarantors thereunder).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Appraiser” means any of Fearnleys A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Jacq. Pierot Jr. & Sons, Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, Island Shipbrokers PTE LTD, Singapore, English White Shipping LTD of London, Booth Shipping Co. Ltd of the United Kingdom, Maritime Management Solutions of Panama City and Deloitte LLP, Ernst & Young LLP and KPMG LLP; provided that, at the time any such firm is to be utilized, such firm would qualify as an Independent Appraiser.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation executed by an authorized officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means preferred stock of the Company (other than Disqualified Stock) issued and sold for cash in a bona-fide financing transaction that is designated as Designated Preferred Stock pursuant to an Officers’ Certificate on the issuance date thereof, the net cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Restricted Payments” covenant and are not used for purposes of clause (b) of such clause (3).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated maturity of the notes will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of

Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, Uruguay, Brazil, Bolivia, Paraguay, Argentina, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance and sale by the Company of its Qualified Equity Interests. “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercised Purchase Option Contract” means any Purchase Option Contract which has been exercised by the Company or a Restricted Subsidiary, obligating the Company or such Restricted Subsidiary to purchase such Vessel or any Related Assets, subject only to customary conditions precedent.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the Existing Notes Issue Date after giving effect to the issuance of the Existing Notes on the Existing Notes Issue Date and the use of proceeds therefrom, including the amount of undrawn commitments under any Credit Facilities (including the Credit Agreement) in existence on the Existing Notes Issue Date and described in the offering memorandum relating to the Existing Notes, but excluding Indebtedness and undrawn commitments under the Navios Holdings Loan Facility.

“Existing Notes Issue Date” means April 12, 2011, the date of original issuance of the Co-Issuers’ 9 1/4% Senior Notes due 2019.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $25.0 million, an officer of the Company and evidenced by an Officers’ Certificate delivered to the trustee and (ii) if the value of such property or asset equals or exceeds $25.0 million, the Board of Directors of the Company; provided, however, that (x) if such determination is with respect to one or more Vessels with a value that equals or exceeds $25.0 million (as determined by the Company in good faith), Fair Market Value shall be (I) based on the Appraised Value of such Vessel and (II) shall be the greater of such Vessel’s “charter-free” and “charter-adjusted” values, (y) if such determination relates to the determination by the Company of compliance with clause (7) of the definition of “Permitted Liens,” such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases such determination shall be based on the written opinion of an independent investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith). The determination of Fair Market Value hereunder shall be made as of the relevant date of determination of compliance with the applicable covenant or covenants set forth therein or, if earlier, the date on which the Company or a Restricted Subsidiary shall have become contractually obligated to consummate the transaction requiring such determination.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months);

(7) if the Company or any Restricted Subsidiary shall have entered into an agreement to acquire a Vessel which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Company or such Restricted Subsidiary, then (a) if such Vessel is one of the 63 Vessels identified in this offering memorandum to be acquired with the proceeds of the notes offering (an “Identified Pending Vessel”), pro forma effect will be given to the extent provided in the next paragraph below or (b) if such Vessel is not an Identified Pending Vessel (an “Other Pending Vessel”) but (i) is scheduled to be delivered no later than 24 months (or 48 months in a case of a Vessel that is to be utilized in the Company’s cabotage business (a “Cabotage Vessel”)) from the date of such calculation of the Fixed Charge Coverage Ratio and (ii) has been chartered out to a third party that is not an Affiliate of the Company pursuant to either a bona fide time charter entered into on customary terms for time charters at the time (as determined in good faith by the Company) or a bona fide contract of affreightment entered into on customary terms for such agreements at the time (as determined in good faith by the Company) and in each case, which is binding on such third party and which has a fixed duration of not less than three years (or ten years in the case of a Cabotage Vessel) (each such Vessel that meets the requirement of prongs (i) and (ii) of this clause (7), a “Qualified Other Pending Vessel”), pro forma effect will be given to the extent provided in the next paragraph below; and

(8) if the Company or any Restricted Subsidiary shall have entered into an agreement to acquire a Related Asset in connection with the expansion of its port business which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Company or such Restricted Subsidiary and is scheduled to be completed no later than 36 months from the date of such calculation of the Fixed Charge Coverage Ratio and is the subject of a agreement with a third party that is not an Affiliate of the Company entered on customary terms for such agreements (as determined in good faith by the Company), which is binding on such third party and which has a fixed duration of not less than three years (each such Related Asset that meets the requirements of this clause (8), a “Qualified Related Asset”), pro forma effect will be given to the extent provided for in the next paragraph.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including, without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) other than in the case of an Other

Pending Vessel, if a relevant Vessel is to be subject to a time charter-out or a contract of affreightment with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge or contract of affreightment Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out or a contract of affreightment (in the case of an Identified Pending Vessel, such pro forma earnings (losses) shall be the Proportionate Amount of the pro forma earnings (losses) for such Identified Pending Vessel utilizing the methodology set forth in this clause (i)), (ii) other than in the case of an Other Pending Vessel, if a relevant Vessel is to be subject to a time charter-out or a contract of affreightment with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out or contract of affreightment (in the case of an Identified Pending Vessel, such pro forma earnings (losses) shall be the Proportionate Amount of the pro forma earnings (losses) for such Identified Pending Vessel utilizing the methodology set forth in this clause (ii)), (iii) other than in the case of an Other Pending Vessel, if a relevant Vessel is not to be subject to a time charter-out or a contract of affreightment is under time charter-out or is subject to a contract of affreightment that is due to expire in six months or less or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel or is to be operated by the Company or any Restricted Subsidiary), then in each case apply for the period for which the Fixed Charge Coverage Ratio is being calculated earnings (losses) for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person’s fleet in the most recent four quarter period (as determined in good faith by the chief financial officer of the Company) or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by the chief financial officer of the Company) (in the case of an Identified Pending Vessel, such pro forma earnings (losses) shall be the Proportionate Amount of the pro forma earnings (losses) for such Identified Pending Vessel utilizing the methodology set forth in this clause (iii)) or (iv) if such Vessel is a Qualified Other Pending Vessel described in clause (7)(b) of the immediately preceding paragraph, include, to the extent that such Qualified Other Pending Vessel has not been delivered to the Company or a Restricted Subsidiary or if so delivered has not been deployed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Qualified Other Pending Vessel was not deployed if such Qualified Other Pending Vessel has been deployed but not for the entire period) the Proportionate Amount of the pro forma earnings (losses) for such Qualified Other Pending Vessel based upon the contractual terms of such Vessel’s charter-out agreement or contract of affreightment applicable to the first twelve months following scheduled delivery of such Qualified Other Pending Vessel (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Qualified Other Pending Vessel has been deployed but for less then the entire period (with the actual earnings of such Qualified Other Pending Vessel being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow)). For purposes of this definition, whenever pro forma effect is to be given to the acquisition of a Qualified Related Asset described in clause (8) of the immediately preceding paragraph include, to the extent that such Qualified Related Asset has not been delivered to the Company or a Restricted Subsidiary or if so delivered has not been employed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Qualified Related Asset was not employed if such Qualified Related Asset has been employed but not for the entire period) the Proportionate Amount of the pro forma earnings (losses) for such Qualified Related Asset based upon the contractual terms of such Qualified Related Asset’s related third party agreement applicable to the first twelve months following scheduled acquisition of such Qualified Related Asset (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Qualified Related Asset has been employed but for less then the entire period (with the actual earnings of such Qualified Related Asset being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow)). As used herein, “Proportionate Amount of earnings (losses)” means the product of the earnings (losses) referred to above and the percentage of the aggregate purchase price for such Vessel or Qualified Related Assets, as the case may be, that has been paid as of the relevant date of the determination of the Fixed Charge Coverage Ratio.

Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) have been realized at the time such pro forma calculation is made or are reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be certified by the chief financial officer of the Company, provided that, in the case of adjustments pursuant to this clause (b), such adjustments will be set forth in a certificate signed by the Company’s chief financial officer which states in detail (i) the amount of such adjustment or adjustments and (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Company at the time of such execution. Any such certificate will be provided to the trustee if the Company or any Restricted Subsidiary incurs Indebtedness, issues Disqualified Stock or preferred stock, makes any Restricted Payment or consummates any transaction described under “—Certain Covenants—Merger, Consolidation or Sale of Assets” necessitating the calculation of the Fixed Charge Coverage Ratio.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates (but for clarity purposes excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP) an and (y) excluding amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses incurred in connection with the incurrence of Indebtedness and any expensing of bridge, commitment and other financing fees; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) all dividends accrued or paid on any series of Disqualified Stock or Designated Preferred Stock of the Company or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock, Designated Preferred Stock or preferred stock held by the Company or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

(5) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.

“Forward Freight Agreement” means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Existing Notes Issue Date. For clarity purposes, in determining whether a lease is a capital lease or an operating lease and whether interest expense exists, such determination shall be made in accordance with GAAP as in effect on the Existing Notes Issue Date.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Guarantor” means each Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Heirs” of any individual means such individual’s estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of business;

(5) all Capital Lease Obligations of such Person;

(6) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or the Company’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis; provided, further, that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

(8) all Attributable Indebtedness;

(9) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

Notwithstanding clause (4) above, the obligation of the Company or any Restricted Subsidiary to pay the purchase price for an Exercised Purchase Option Contract entered into and exercised in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries shall not constitute “Indebtedness” under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

“Independent Appraiser” means a Person:

(1) that is (a) engaged in the business of appraising Vessels who is generally acceptable to institutional lenders to the shipping and logistics industries or (b) if no Person described in clause (i) is at such time generally providing appraisals of vessels (as determined in good faith by the Company) then, an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Company); and

(2) who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Logistics Finance” means Navios Logistics Finance (US) Inc., a Delaware corporation.

“Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

“Navios Holdings” means Navios Maritime Holdings Inc., a Marshall Islands corporation.

“Navios Holdings Loan Facility” means that certain credit loan agreement between Navios Holdings and the Company providing for up to $40.0 million of borrowings.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien incurred in compliance with the terms of the indenture on the asset or assets that were the subject of such Asset Sale, (d) amounts required to be paid to any Person (other than the Company or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale, (e) in the case of any Asset Sale by a Restricted Subsidiary that is not a Guarantor, payments to holders of Equity Interests in such Restricted Subsidiary (other than Equity Interests held by the Company or any of its Restricted Subsidiaries) to the extent that such payment is required to permit the distribution of proceeds of such Asset Sale in respect of Equity Interests in such Restricted Subsidiary held by the Company or any of its Restricted Subsidiaries and (f) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertaking in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and

(2) as to which the lenders have been notified in writing or have contractually agreed that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).

“Obligations” means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officers’ Certificate” means a certificate signed by two Officers and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of the indenture. The counsel may be an employee of, or counsel to, the Co-Issuers or a Guarantor. Opinions of Counsel required to be delivered under the indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Co-Issuers or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact, including that various covenants have been complied with.

“Permitted Asset Swap” means the exchange of property or assets of the Company or any Restricted Subsidiary for assets to be used by the Company or a Restricted Subsidiary in a Permitted Business.

“Permitted Business” means any business conducted by the Company or any of its Subsidiaries as described in this prospectus relating to the Existing Notes and the ownership or operation of Vessels and any activities within the ship owning and shipping and trading industries or any port or logistics business or any other business which is complementary, incidental, related or ancillary to any such activities, industries and businesses, including owning and/or operating or other activities in connection with barges, floating vessels or crafts, floating storage production units, storage tanks and terminals, salvage, port facilities and services, pipelines and, loading and discharging facilities and drying and conditioning facilities and equipment related thereto (including any investment in real estate in respect of the foregoing). For purposes hereof, the acquisition of loans and other third party debt obligations in connection with the acquisition or potential acquisition of Vessels or ports or related activities is a Permitted Business.

“Permitted Hedging Obligations” means at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or freight rates and not for speculative purposes (all as determined by the Company on the date of entering into such Hedging Obligation). Forward Freight Agreements entered into by the Company in its good faith determination for the purpose of hedging available days against fluctuations in freight rates (as so determined by the Company on the date of entering into such Forward Freight Agreement) shall be deemed to have been entered into not for speculative purposes and shall qualify as “Permitted Hedging Obligations” for all purposes under the indenture.

“Permitted Holders” means each of: (i) Navios Holdings and any of its Subsidiaries (but only for so long as it continues to be a Subsidiary of Navios Holdings); (ii) Angeliki Frangou; (iii) for the individual named in (ii) above, each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iv) all Affiliates controlled by the Persons named in clauses (ii) and (iii) above.

“Permitted Investments” means:

(1) any Investment in cash or Cash Equivalents;

(2) any Investment in a Co-Issuer or in a Guarantor;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if, as a result of such Investment:

(a) such Person becomes a Guarantor; or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, a Co-Issuer or a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any Investment made for consideration consisting of Qualified Equity Interests of the Company;

(6) any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Permitted Hedging Obligations;

(8) Investments (a) in existence on the Existing Notes Issue Date or (b) committed to be made or made in connection with arrangements or agreements in existence on the Existing Notes Issue Date; provided that Investments in non-Guarantor Restricted Subsidiaries existing on the Existing Notes Issue Date that are required to be made pursuant to the terms of the arrangements or agreements governing such joint ventures (and any amendment, modification, supplement, extension or renewal thereto or replacement thereof so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Existing Notes Issue Date) or advisable to be made in the good faith judgment of the Company, when taken together with all other Investments made in such non-Guarantor Restricted Subsidiaries pursuant to this clause (8)(b) shall not exceed since the Existing Notes Issue Date $20.0 million at any one time outstanding;

(9) Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(10) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $5.0 million at any one time outstanding;

(11) payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

(12) Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Company or is merged into the Company or a Restricted Subsidiary of the Company and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;

(13) any Investment by the Company or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

(14) Investments in any Restricted Subsidiary or any other Person engaged in a Permitted Business the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (14) since the Existing Notes Issue Date and that remain outstanding, do not exceed the greater of (x) $30.0 million and (y) 5.0% of Total Assets;

(15) Investments in Unrestricted Subsidiaries, the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (15) since the Existing Notes Issue Date and that remain outstanding, do not exceed the greater of (x) $25.0 million and (y) 4.0% of Total Assets; and

(16) other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of (x) $25.0 million and (y) 4.0% of Total Assets.

“Permitted Liens” means:

(1) Liens on assets and property of the Company or any of its Subsidiaries securing Indebtedness and other related Obligations under Credit Facilities in an aggregate amount at any time outstanding not to exceed $80.0 million;

(2) Liens in favor of the Company or any of its Restricted Subsidiaries;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with such acquisition;

(5) Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Company and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);

(6)(i) Liens represented by any interest or title of a lessor under any Capital Lease Obligation (including in respect of Vessels and Related Assets); provided that such Liens do not extend to any property or assets which are not leased property subject to such Capital Lease Obligation or (ii) Liens securing Indebtedness in respect of mortgage financings or purchase money or other obligations, in each case, incurred for the purpose of acquiring assets or a business that is a Permitted Business or financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment (including, without limitation, Vessels and Related Assets) used in the business of the Company or any of its Restricted Subsidiaries; provided that (A) such Indebtedness does not exceed the purchase price or cost of such property, plant or equipment or improvement and shall not be secured by any property, plant or equipment of the Company or any Restricted Subsidiary other than the property, plant and equipment so acquired, constructed, installed or improved and (B) the Lien securing such Indebtedness shall be created within 180 days of such acquisition, construction, installation, delivery or improvement;

(7) Liens securing Indebtedness incurred to finance (A) the construction, purchase or lease of, or repairs, improvements or additions to, one or more Vessels and any Vessel Related Assets or (B) the Capital Stock of a Person the assets of which include one or more Vessels and any Vessel Related Assets (and, in each case, Liens securing Indebtedness that refinances or replaces any such Indebtedness); provided, however, that, (i) except as provided in clauses (ii) and (iii) below and except to the extent that any portion of such Indebtedness is secured by a Lien incurred and outstanding pursuant to another clause of this definition of “Permitted Liens” or otherwise in compliance with the covenant described under “—Certain Covenants—Liens,” the principal amount of Indebtedness secured by such a Lien in respect of this clause (7) does not exceed (x) with respect to Indebtedness incurred to finance the construction of such Vessel(s) or Vessel Related Assets, 80%, without duplication, of the sum of (1) the contract price pursuant to the Construction Contract(s) for such Vessel(s) plus, without duplication, the Fair Market Value of any Vessel Related Assets and (2) any other ready for sea cost for such Vessel(s) or Vessel Related Assets (as determined in good faith by the Company), and (y) with respect to Indebtedness Incurred to finance the acquisition of such Vessel(s), Vessel Related Assets or Person, 80% of the Fair Market Value of such Vessel(s), Vessel Related Assets or the Vessel and Vessel Related Assets of such Person at the time such Lien is incurred, (ii) in the case of Indebtedness that matures within nine months after the incurrence of such Indebtedness (other than any Permitted Refinancing Indebtedness of such Indebtedness or Indebtedness that matures within one year prior to the Stated Maturity of the notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the Fair Market Value of such, without duplication, Vessel(s), Vessel Related Assets or the Vessel and Vessel Related Assets of such Person at the time such Lien is incurred, and (iii) in the case of Indebtedness representing Capital Lease Obligations relating to a Vessel or Vessel Related Assets, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1), without duplication, the Fair Market Value of such Vessel or Vessel Related Assets at the time such Lien is incurred and (2) any ready for sea cost for such Vessel or Vessel Related Assets (as determined in good faith by the Company);

(8) Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(9) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Vessel Related Assets, repairs and improvements to Vessels and Vessel Related Assets, including ports, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel;

(10) Liens for general average and salvage;

(11) Liens existing on the Existing Notes Issue Date (other than Liens, if any, under the Navios Holdings Loan Facility) and Liens in respect of Indebtedness incurred after the Existing Notes Issue Date under all Credit Facilities (other than the Navios Holdings Loan Facility) outstanding or committed to on the Existing Notes Issue Date to the extent such Indebtedness is deemed incurred in reliance on clause (2) of the definition of Permitted Debt pursuant to the second sentence of the third paragraph of the “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock covenant;

(12) Liens for taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13)(x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business and (y) other Liens arising by operation of law covered by insurance including any deductibles thereon);

(14) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(15) Liens created for the benefit of (or to secure) the Existing Notes (or the Guarantees) (and any exchange notes and related Guarantees issued pursuant to the registration rights agreement related to the Existing Notes) or payment obligations to the trustee;

(16) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted to be granted by the covenant under “—Certain Covenants—Liens” in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Company or such Restricted Subsidiary);

(17) Liens arising by reason of any judgment, decree or order of any court not giving rise to an Event of Default;

(18) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(19) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(20) Liens securing Permitted Hedging Obligations which Permitted Hedging Obligations relate to Indebtedness that is otherwise permitted under the indenture: provided, however, that if such Permitted Hedging Obligation is a Forward Freight Agreement such Lien shall not extend to any property or asset of the Company or any Restricted Subsidiary other than funds of the Company or such Restricted Subsidiary maintained in the ordinary course of business in deposit accounts with the clearinghouse clearing such Forward Freight Agreement;

(21) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of business;

(22) Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or a Restricted Subsidiary in the ordinary course of business;

(23) Liens securing Indebtedness permitted to be incurred under the indenture; provided that (as of the date of incurrence of any such Indebtedness after giving pro forma effect to the application of the net proceeds therefrom), the Secured Debt Ratio does not exceed 2.75 to 1.0;

(24) Liens on Securitization Assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary, in each case, in connection with a Qualified Securitization Transaction;

(25) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (24); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets; and

(26) Liens incurred by the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $50.0 million at any one time outstanding.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Company in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such

Lien in any manner that complies with this definition. If on any date the Company and/or any Restricted Subsidiary intends to incur a portion of a Permitted Lien under clause (23) of this definition and a portion of a Lien under one or more additional clauses under this definition, the incurrence under clause (23) hereof shall be deemed to have occurred prior in time to the incurrence under any other clause of this definition.

“Permitted Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the notes in full:

(1) the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the maturity date of the notes;

(3) the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or a Guarantee on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) the Company (and Logistics Finance, to the extent it is serving as a co-obligor or guarantor of Indebtedness incurred by the Company or any Guarantor or any Restricted Subsidiary that becomes a Guarantor in contemplation or upon the incurrence of such Permitted Refinancing Indebtedness) or a Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of the indenture, Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Company’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of clauses (1) through (5) above and is (x) incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets, which need not be the same Vessel or Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary to the Company or any Restricted Subsidiary of the Company, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in clause (a).

“Purchase Option Contract” means any contract granting the Company or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets or any asset to be used or useful in a Permitted Business, including any amendments, supplements or modifications thereto.

“Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Company or such Restricted Subsidiary enters into such transaction.

“Registration Rights Agreement” means (i) the Registration Rights Agreement dated as of April 12, 2011 among the Company, the Guarantors and the initial purchasers of the Existing Notes and (ii) any other exchange and registration rights agreement entered into in connection with an issuance of additional notes in a private offering after the Existing Notes Issue Date (including the registration rights agreement related to the notes).

“Related Asset” means any assets used, established or maintained or useful in a Permitted Business. “Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means any arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any of its Subsidiaries at the Existing Notes Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Secured Debt Ratio” means, as of any date of determination, the ratio of (x) Indebtedness of the Company and its Restricted Subsidiaries secured by a Lien on any property or assets of the Company or its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP to (y) the Company’s Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of such Indebtedness and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”. For purposes of this calculation, the amount of such Indebtedness outstanding as of any date of determination shall not include (i) outstanding stand-by letters of credit which have not been drawn upon and (ii) any Hedging Obligations that are incurred for non-speculative purposes.

“Secured Indebtedness” means any Indebtedness (other than Subordinated Indebtedness) of the Company or a Restricted Subsidiary of the Company secured by a Lien on any of its assets.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securitization Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the forgoing.

“Securitization Fees” means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

“Securitization Subsidiary” means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets):

(1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Company and/or its Restricted Subsidiaries, and any activities incidental thereto;

(2) that is designated by the Board of Directors of the Company or such other Person as a Securitization Subsidiary pursuant to resolution set forth in an Officers’ Certificate and delivered to the trustee;

(3) that, other than Securitization Assets, has total assets at the time of such creation and designation with a book value of $10,000 or less;

(4) has no Indebtedness other than Non-Recourse Debt;

(5) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Securitization Transaction (as determined in good faith by the Company) and Securitization Fees payable in the ordinary course of business in connection with such a Qualified Securitization Transaction; and

(6) with respect to which neither the Company nor any Restricted Subsidiary of the Company has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Shareholders Agreement” means each of the Shareholder’s Agreements dated January 1, 2008 and June 17, 2010 by and between the Company, Navios Corporation and Grandall Investment S.A., as such agreements may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “—Transactions with Affiliates” covenant.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Existing Notes Issue Date.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which have been determined by the Company in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the Existing Notes Issue Date (or, if incurred after the Existing Notes Issue Date, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated in right payment to the notes or the note Guarantees of such Guarantor, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2) any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Tax” shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

“Taxing Authority” shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants— Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such

Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation. Any Subsidiary of an Unrestricted Subsidiary will automatically be designated as an Unrestricted Subsidiary. The Company has no Unrestricted Subsidiaries as of the Existing Notes Issue Date.

“Vessel” means a tanker, bulk carrier, barge, liquid petroleum gas/liquid natural gas tanker, chemical carrier, bulk carrier, container vessel, reefer vessel, tug boat, push boat, off shore supply vessel, floating storage production unit, barge and in general any floating craft whose purpose may be partially or wholly to deploy, procure, process, transport, load, discharge, transfer or store lawful commodities or to transport crew, personnel or passengers, and all related spares, stores, equipment, additions and improvement equipment related to such work whether it is attached to such vessel or not which is owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation.

“Vessel Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Company owning a Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the exchange of the outstanding notes for the exchange notes. This summary is limited to beneficial owners of outstanding notes that hold the outstanding notes, and will hold the exchange notes, as capital assets.

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of outstanding notes for exchange notes or that a court will not agree with any such position.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to a beneficial owner of the outstanding notes in light of such beneficial owner’s particular investment or other circumstances and does not discuss considerations relevant to persons subject to special provisions of U.S. federal income tax law (such as tax-exempt entities, retirement plans, individual retirement accounts, tax-deferred accounts, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, U.S. expatriates, financial institutions, insurance companies, dealers or traders in securities or currencies, and persons that hold the outstanding notes or will hold the exchange notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security).

The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes you will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the exchange notes as you had in the outstanding notes immediately before the exchange.

Before you exchange outstanding notes for exchange notes in the exchange offer, you should consult your own tax advisors concerning the particular U.S. federal, state and local and non-U.S. tax consequences of exchanging your outstanding notes for exchange notes.

ENFORCEABILITY OF CIVIL LIABILITIES AND

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and certain other countries other than the United States, and we conduct operations in countries around the world. Several of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of the directors, officers and experts are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of such jurisdictions would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by holders thereof, other than any holder which is (A) an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, (B) a broker-dealer who acquired notes directly from our company or (C) broker-dealers who acquired notes as a result of market-making or other trading activities, without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving the exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the outstanding notes to the initial purchasers thereof, with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to, and promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to, any broker-dealer that requests such documents in the letter of transmittal for use in connection with any such resale. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

Each holder of the outstanding notes who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New, York. Certain legal matters governed by the law of the Marshall Islands will be passed upon for us by Reeder & Simpson P.C., whose opinion may be relied on by Fried, Frank, Harris, Shriver & Jacobson LLP. Certain legal matters governed by the respective jurisdictions of the guarantors will be passed upon by Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz for Argentina, Peroni, Sosa, Tellechea, Burt & Navara for Paraguay, Ferrere Abogados for Uruguay, and Vives y Asociados, Panama, each of whose opinion may be relied on by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Price Waterhouse & Co. S.R.L. is a member of the Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires.

The discussion contained in the section entitled “Summary” or elsewhere stated relating to the Hidrovia and regional waterborne transportation industry has been reviewed by Drewry Maritime Research, which has confirmed to us that it accurately describes the industries that it purports to describe, as indicated in the consent of Drewry Maritime Research included as an exhibit to the registration statement on Form F-4 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we have filed. For further information regarding us and the securities offered in this prospectus, you should review the full registration statement, including the exhibits attached thereto.

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer”, are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we anticipate filing with the SEC, within 120 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also anticipate furnishing quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 75 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC, including the registration statement, including its exhibits and schedules, at reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

MARKET AND INDUSTRY DATA

The information and data in this prospectus relating to the Hidrovia and regional waterborne transportation industry have been provided in the form and context in which they are included with the consent of Drewry Maritime Research, or Drewry. Drewry has based its analysis on information drawn from published and private industry sources and in this context advises us that (i) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (ii) industry data is derived from information in Drewry’s database which has been assembled through Drewry’s methods of compilation, and (iii) while Drewry has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, reports from government agencies, reports by market research firms, and our own estimates based on management’s knowledge of and experience in the markets and businesses in which we operate. We believe these estimates to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified market and industry data from third-party sources. This information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, market conditions, customer preferences and the competitive landscape can and do change significantly. As a result, you should be aware that the market and industry data included in this prospectus, and our estimates and beliefs based on such data, may not be reliable. We do not make any representations as to the accuracy of such industry and market data.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains our trademarks, service marks and trade names, including our proprietary logos and the domain name for our website, and also contains the trademarks, service marks and trade names of other companies.

GLOSSARY OF TERMS

Following are definitions of terms used in this prospectus:

Annual Survey—The inspection of a vessel pursuant to international conventions, by a classification society surveyor or on behalf of the flag state, that takes place every year.

Available Days—The total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Bareboat Charter — A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the vessel and for the management and operation of the vessel, including crewing.

Barge—A large flat-bottomed square-ended vessel used for transporting dry or liquid cargoes in inland or near-shore waters, pushed or towed by a tugboat.

Bunker—The fuel oil used to operate a vessel’s engines and generators.

Cabotage—The transportation of goods or products between two points within the same country by a vessel.

Charter—The contract for hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port.

Charterer—The individual or company hiring a vessel under a charterparty.

Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member.

Commercial Management—Commercial management of a fleet involves identifying and negotiating charter party employment for the vessels in a fleet.

Contract of Affreightment—“CoA”—A contract for the carriage of a specific type and quantity of cargo which will be carried in one or more shipments over an agreed period of time.

Convoy — A group of barges connected together which are powered by a pushboat.

Deadweight Ton—“dwt”—A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double Hull—Hull construction design in which a vessel has an inner and outside side and bottom separated by void space.

Draft—Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

Drydocking—To remove a vessel, barge or pushboat from the water for inspection or repair of submerged parts.

Hidrovia Region—A region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The region covers the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires.

Hull—Shell or body of a ship.

International Maritime Organization—“IMO”—A United Nations agency that issues international trade standards for shipping.

Lightering—To discharge the cargo of a larger vessel located offshore into a smaller vessel used to transport the cargo to the shore.

MARPOL — The IMO International Convention for the Prevention of Pollution from Ships.

Nueva Palmira Free Zone — The area in Nueva Palmira, Uruguay in which applicable law grants wide financial and taxes benefits for industrial and in transit installations in the area.

Off-Hire—The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Operating Days—The number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Panamax— A vessel of approximately 60,000 to 100,000 dwt and of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Petroleum Products—Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Product Tanker—A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids, and other chemicals. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Pushboat—A powerful commercial vessel designed with substantial bracing at the bow and used to push barges. Pushboats offer superior control and are preferred over towboats for maneuvering barges in confined seaways, through bridges and at docks and loading facilities.

Scrapping—The disposal of old vessel tonnage by way of sale as scrap metal.

Special Survey—The inspection of a vessel by a classification society surveyor which takes place every five years for oceangoing vessels and every seven years for inland transportation vessels also called a Class Renewal Survey.

Spot Market—The market for immediate chartering of a vessel usually for single voyages.

Tanker—A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of segregated tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals, and liquefied gas.

Technical Management—Technical management involves overseeing the construction of a vessel, as well as subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs, drydocking and crewing.

Time Charter—A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. The shipowner is paid charterhire, which accrues on a daily basis.

Ton—1,000 kilograms.

Ton-Mile—Quantity of cargo transported (measured in metric tons) multiplied by voyage distance, which is used as a measure of vessel demand.

Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses—Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Navios South American Logistics Inc.:

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Price Waterhouse & Co. S.R.L.

Buenos Aires, Argentina
March 7, 2013

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	4	$45,538	$40,529
Accounts receivable, net	5	29,122	31,959
Prepaid expenses and other current assets	6	8,969	6,963
Inventories		14,553	6,501

Total current assets		98,182	85,952

Vessels, port terminals and other fixed assets, net	7	356,038	350,088
Intangible assets other than goodwill	8	59,425	63,863
Goodwill	3	104,096	104,096
Deferred drydock and special survey costs, net		10,811	6,869
Deferred financing costs, net	10	5,851	6,941
Other long term assets		1,941	3,425

Total noncurrent assets		538,162	535,282

Total assets		$636,344	$621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9	$34,747	$23,211
Due to affiliate companies	18	1,853	2,000
Accrued expenses	9	17,011	15,717
Deferred income		3,004	4,492
Due to related parties, net	18	3,664	—
Current portion of capital lease obligations	7	1,353	31,221
Current portion of long-term debt	10	69	69

Total current liabilities		$61,701	$76,710

Senior notes	10	200,000	200,000
Due to related parties, net	18	8,859	—
Long term debt, net of current portion	10	529	599
Capital lease obligations, net of current portion	7	23,759	—
Deferred tax liability	16	18,522	19,628
Other long term liabilities		1,573	3,072

Total noncurrent liabilities		$253,242	$223,299

Total liabilities		$314,943	$300,009

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2012 and 2011	19	20	20
Additional paid-in capital		303,518	303,518
Retained earnings		17,302	17,146

Total Navios Logistics stockholders’ equity		320,840	320,684
Noncontrolling interest		561	541

Total stockholders’ equity		321,401	321,225

Total liabilities and stockholders’ equity		$636,344	$621,234

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

Time charter, voyage and port terminal revenues		$178,619	$165,625	$136,756
Sales of products		68,414	69,063	51,217
Time charter, voyage and port terminal expenses	12	(41,776)	(41,680)	(35,410)
Direct vessel expenses	13	(69,476)	(63,422)	(50,422)
Cost of products sold		(65,039)	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	7	(22,502)	(18,180)	(17,729)
Amortization of intangible assets	8	(4,438)	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	2	(1,332)	(718)	(394)
General and administrative expenses	14	(14,844)	(13,662)	(12,210)
Provision for losses on accounts receivable	5	(747)	(492)	(652)
Taxes other than income taxes		(8,212)	(8,934)	(7,921)
Gain on sale of assets		—	36	52
Interest expense and finance cost, net	10	(20,057)	(17,074)	(4,526)
Interest income		388	843	298
Foreign exchange differences		(279)	(645)	(3)
Other income, net		1,492	669	64

Income before income taxes and noncontrolling interest		$211	$236	$7,561
Income tax (expense)/benefit	16	(35)	348	(64)

Net income		$176	$584	$7,497
Less: Net income attributable to the noncontrolling interest		(20)	(780)	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders		$156	$(196)	$5,600

Basic and diluted net earnings/(losses) per share attributable to Navios Logistics’ stockholders	21	$0.0078	$(0.0098)	$0.2800

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
OPERATING ACTIVITIES:
Net income		$176	$584	$7,497
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets, net	7	22,502	18,180	17,729
Amortization of deferred drydock and special survey costs	2	1,332	718	394
Income tax expense/(benefit)	16	35	(348)	64
Amortization of deferred financing costs		1,090	1,185	365
Amortization of intangible assets	8	4,438	4,436	4,486
Provision for losses on accounts receivable	5	747	492	652
Gain on sale of assets		—	(36)	(52)
Changes in operating assets and liabilities:
Decrease in restricted cash		—	—	1,316
Payments of interest on long-term financial debt		—	—	(2,409)
Decrease/(increase) in accounts receivable		2,127	(15,264)	(2,176)
(Increase)/decrease in prepaid expenses and other current assets		(1,076)	(2,905)	2,419
(Increase)/decrease in inventories		(8,052)	2,995	(2,375)
Decrease in other long term assets		3,211	103	172
Payments for drydock and special survey costs		(5,274)	(5,546)	(762)
Increase/(decrease) in accounts payable		10,093	(755)	5,988
(Decrease)/increase in due to affiliate companies		(147)	1,845	61
(Decrease)/increase in accrued expenses		(675)	4,468	774
(Decrease)/increase in deferred income		(1,488)	4,492	—
(Decrease)/increase in other long term liabilities		(4,809)	(55)	167

Net cash provided by operating activities		24,230	14,589	34,310

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		34	—	—
Acquisition of vessels, port terminals and other fixed assets, net		(17,666)	(70,598)	(14,114)

Net cash used in investing activities		(17,632)	(70,598)	(14,114)

FINANCING ACTIVITIES:
Decrease/(increase) in restricted cash		—	564	(206)
Proceeds from issuance of Senior Notes		—	200,000	—
Repayments of long-term debt		(70)	(126,755)	(5,240)
Acquisition of noncontrolling interest	3	—	(8,638)	—
Dividends from noncontrolling shareholders		—	—	(470)
Proceeds from long-term debt	10	—	—	293
Payments of obligations under capital leases	7	(1,519)	(1,040)	(1,771)
Debt issuance costs	10	—	(6,797)	(525)

Net cash (used in)/provided by financing activities		(1,589)	57,334	(7,919)

Net increase in cash and cash equivalents		5,009	1,325	12,277

Cash and cash equivalents, beginning of year		40,529	39,204	26,927

Cash and cash equivalents, end of year		$45,538	$40,529	$39,204

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$19,046	$11,435	$4,399
Cash paid for income taxes		$657	$834	$485
Non-cash investing and financing activities:
Acquisition of vessels		$(15,413)	$(1,586)	$(48,417)
Long term financial debt		$—	$—	$14,385
Revaluation of vessels due to restructuring of capital lease obligation		$4,590	$—	$—
Decrease in capital lease obligation due to restructuring		$(4,590)	$—	$—
Working capital acquired		$597	$—	$—
Capital lease obligations	7	$—	$—	$34,032
Exercise option from acquisition of vessels		$—	$—	$4,400
Contribution receivable from noncontrolling shareholders		$—	$—	$(2,237)
Contribution from noncontrolling shareholders		$—	$—	$1,350
Shares released to the shareholders of Horamar		$—	$—	$10,870

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity

Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Release of escrow shares	—	—	10,870	—	10,870	—	10,870
Contributions from noncontrolling shareholders	—	—	—	—	—	1,350	1,350
Dividends to noncontrolling shareholders	—	—	—	—	—	(470)	(470)
Net income	—	—	—	5,600	5,600	1,897	7,497

Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Acquisition of noncontrolling interest (including transaction expenses)	—	—	10,850	—	10,850	(19,488)	(8,638)
Net (loss)/income	—	—	—	(196)	(196)	780	584

Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net income	—	—	—	156	156	20	176

Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow, when Horamar achieved the interim EBITDA target. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. From that date onwards and as of December 31, 2012, Navios Holdings owned 63.8% of Navios Logistics stock. See Note 3 for a description of the release of shares on June 17, 2010.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b) Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of operations
Company Name	Incorporation	Nature	Ownership	2012	2011	2010
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A. (i)	Argentina	Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidrovia OSR S.A	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	4/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	4/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/16-12/31	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	4/14-12/31	—
Merco Parana S.A	Argentina	Barge Owning Company	100%	7/1-12/31	—	—

(i)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of this transaction, the percentage of ownership of the Company in these subsidiaries changed (see Note 19).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d) Cash and Cash Equivalents:

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less.

(e) Accounts Receivable, Net:

The amount shown as accounts receivable, net, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for losses on accounts receivable charged to the consolidated statements of income for each of the years ended December 31, 2012, 2011 and 2010 amounted to $747, $492 and $652, respectively.

(f) Insurance Claims:

Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

(g) Inventories:

Inventories, which primarily consist of petroleum products and other inventories such as lubricants and stock provisions on board of the owned vessels at period end, are valued at the lower of cost or market as determined on the first-in, first-out basis.

(h) Barges, Pushboats and Other Vessels:

Barges, pushboats and other vessels acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2012 amounted to $535 ($312 in 2011 and $1,758 in 2010).

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of the Company’s vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. The Company capitalizes interest on long-term construction projects. See note 7.

(i) Port Terminals and Other Fixed Assets, net:

Port terminals and other fixed assets acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Useful lives of the assets are:

Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(j) Impairment of Long-Lived Assets:

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset group and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2012, the management of Navios Logistics after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis in the future that could expose Navios Logistics to material charges in the future.

No impairment loss was recognized for any of the periods presented.

(k) Deferred Drydock and Special Survey Costs:

The Company’s vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey is deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2012, 2011 and 2010, the amortization expense was $1,332, $718 and $394, respectively and the payments for drydocking and special survey were $5,274, $5,546 and $762, respectively. Accumulated amortization as of December 31, 2012 and 2011 amounted to $2,784 and $1,452, respectively.

(l) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2012, 2011 and 2010 was $1,090, $1,185 and $365, respectively.

(m) Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually. The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Logistics’ intangible assets consist of favorable lease terms, customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated based on market information, the “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights and customers relationships, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets” line item.

As of December 31, 2012 and 2011, there is no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

Intangible Assets/Liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(n) Foreign Currency Translation:

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. Therefore, the financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of income.

The foreign currency exchange loss recognized in the consolidated statement of income for each of the years ended December 31, 2012, 2011 and 2010 were $279, $645 and $3, respectively.

(o) Provisions for contingencies losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company will accrue the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 15, “Commitments and Contingencies” for further discussion.

(p) Segment Reporting:

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. See Note 22 for details.

(q) Revenue and Expense Recognition:

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from time charters, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment/voyage contracts is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of the barge after discharge under the previous voyage and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the accrued days over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deferred revenue primarily relates to cash received from clients in either of the Company’s businesses prior to it being earned. These amounts are recognized as revenue over the period that the service is rendered.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the oceangoing vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the oceangoing vessel.

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market. Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Time Charter, Voyage and Port Terminal Expenses:

Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

Direct Vessel Expenses:

Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, victualling costs, dockage expenses, insurance, stores and lubricants and miscellaneous expenses such as communications.

(r) Financial Instruments:

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables, long-term debt and other liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant accounting policy description of each item, or included below as applicable.

Financial risk management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counterparties for credit risk. Navios Logistics, through its access to Navios Holdings policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances for their working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(s) Earnings/(losses) per Share:

Basic earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the periods presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference basic and diluted net income/(loss) per share.

(t) Income Taxes:

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate.

Argentinean companies have open tax years ranging from 2006 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2007 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

The Company classifies interest and penalties, related to income taxes in the consolidated statement of income under income taxes.

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences or losses carried forward that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(u) Other Taxes:

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company recorded as other current assets a total amount of $787 for the year ended December 31, 2012 ($757 in 2011) in relation to MPIT.

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.7% for the year ended December 31, 2012 (4.2% and 4.3% for 2011 and 2010, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of income and amounted to $3,365 for the year ended December 31, 2012 ($3,276 in 2011 and $2,715 in 2010).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(v) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared.

(w) Pension Information:

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or privately-managed pension funds.

(x) Severance Payments:

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

(y) Recent Accounting Pronouncements:

Goodwill Impairment Guidance

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments did not have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard did not have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which was effective for Navios Logistics beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on Navios Logistics’ consolidated financial statements.

NOTE 3: ACQUISITIONS

Release of Escrow Shares

As of December 31, 2009, excluding the remaining contingent consideration still in escrow, Navios Holdings held 65.5% of Navios Logistics’ outstanding stock. On June 17, 2010, following the release of $2,500 in cash and the 504 shares remaining in escrow upon the achievement of the EBITDA target threshold, goodwill increased by $13,370, to reflect the changes in minority interests. Navios Holdings currently holds 63.8% of Navios Logistics’ outstanding stock. The shares released from escrow on June 17, 2010 related to the Horamar acquisition were valued in the Company’s financial statements at $10,870 on the basis of their estimated fair value on the date of the release. The fair value of the escrowed shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. This release of shares and cash from escrow, give rise to an increase in goodwill and in paid-in capital, with the corresponding decrease in cash held in escrow.

The Company used the following key methods and assumptions in the discounted cash flow analysis: (a) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%; (b) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis; (c) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014); (d) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9%; and (e) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the logistics business.

Acquisition of Noncontrolling Interests in Joint Ventures

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses; see also Note 19), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction. An amount of $10,850, which is equal to the difference between the carrying value of the noncontrolling interests as of July 25, 2011 ($19,488) and the fair value of the total consideration paid including transaction expenses ($8,638) was recorded in Additional Paid in Capital.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2012	December 31, 2011
Cash on hand and at banks	$28,397	$17,519
Short-term deposits	17,141	23,010

Total cash and cash equivalents	$45,538	$40,529

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Logistics also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2012	December 31, 2011
Accounts receivable	$31,266	$33,429
Less: Provision for losses on accounts receivables	(2,144)	(1,470)

Accounts receivable, net	$29,122	$31,959

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Balance at End of Year
Year ended December 31, 2010	$(1,589)	$(652)	$1,263	$(978)
Year ended December 31, 2011	$(978)	$(492)	$—	$(1,470)
Year ended December 31, 2012	$(1,470)	$(747)	$73	$(2,144)

See Note 2(r) for a discussion of credit risk. For the year ended December 31, 2012, three customers accounted for 18.5%, 11.5% and 11.5% of the Company’s revenue. For the year ended December 31, 2011 three customers accounted for 18.1%, 10.2% and 10.0% of the Company’s revenue and for the year ended December 31, 2010, one customer accounted for 17.5% of the Company’s revenue.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2012	December 31, 2011
VAT and other tax credits	1,429	1,285
Insurance claims receivable, net	1,497	917
Deferred insurance premiums	1,635	1,047
Prepaid charter-in hire	112	203
Advances to suppliers	550	57
Other	3,746	3,454

Total prepaid expenses and other current assets	$8,969	$6,963

See note 2(f) for insurance claims receivable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$34,826	$(4,046)	$30,780
Additions	4,675	(1,048)	3,627

Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	8,577	(1,222)	7,355
Disposals	(152)	103	(49)

Balance December 31, 2011	$47,926	$(6,213)	$41,713
Additions	11,173	(1,529)	9,644

Balance December 31, 2012	$59,099	$(7,742)	$51,357

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$25,303	$(2,514)	$22,789
Additions	454	(1,423)	(969)

Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	653	(1,316)	(663)

Balance December 31, 2011	$26,410	$(5,253)	$21,157
Additions	731	(1,256)	(525)

Balance December 31, 2012	$27,141	$(6,509)	$20,632

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$218,433	$(27,751)	$190,682
Additions	60,471	(14,933)	45,538
Disposals	(67)	47	(20)

Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	62,153	(15,380)	46,773

Balance December 31, 2011	$340,990	$(58,017)	$282,973
Additions	20,009	(19,383)	626
Restructure of capital leases	(4,590)	—	(4,590)

Balance December 31, 2012	$356,409	$(77,400)	$279,009

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$2,790	$(162)	$2,628
Additions	1,443	(325)	1,118
Disposals	(94)	54	(40)

Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	801	(262)	539

Balance December 31, 2011	$4,940	$(695)	$4,245
Additions	1,166	(334)	832
Disposals	(37)	—	(37)

Balance December 31, 2012	$6,069	$(1,029)	$5,040

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$281,352	$(34,473)	$246,879
Additions	67,043	(17,729)	49,314
Disposals	(161)	101	(60)

Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	72,184	(18,180)	54,004
Disposals	(152)	103	(49)

Balance December 31, 2011	$420,266	$(70,178)	$350,088
Additions	33,079	(22,502)	10,577
Restructure of capital leases	(4,590)	—	(4,590)
Disposals	(37)	—	(37)

Balance December 31, 2012	$448,718	$(92,680)	$356,038

As indicated in Note 10, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2012 and 2011, the net book value of such assets was $1,074 and $1,203, respectively.

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011 with a total cost of $3,891, has been financed entirely with funds provided by Navios Logistics’ dry port operations.

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H(formerly known as the Jiujiang), each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases by extending their duration until June 2016 and amending the purchase price obligation to $9,850 and $9,800, each at the end of the extended period. As of December 31, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2012 for both vessels were $1,519.

During 2011, Navios Logistics used a portion of the proceeds from the Senior Notes to pay $10,819 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $17,635 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,304 for the acquisition of a floating drydock facility.

Additionally, during 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.

In September 2011, Navios Logistics paid a total of $389 for the acquisition of another piece of land located at the south of the Nueva Palmira Free Zone acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

Navios Logistics paid $9,736 for the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay which has been operational since April 2012. During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the third quarter of 2013. As of December 31, 2012, Navios Logistics had paid $7,548 for the construction of the new conveyor belt.

In Navios Logistics’ liquid port in Paraguay, 3,000, 5,000 and 2,100 cubic meters of storage capacity were added in December 2011, in August 2012 and in October 2012, respectively reaching a total capacity of 45,660 cubic meters. As of December 31, 2012, Navios Logistics had paid $891 ($597 of which paid in 2011) for the construction of all three tanks.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. The first one was delivered in October 2012 and the second one on December 2012 with a cost of $1,900 each, the remaining two are expected to be delivered in March and June 2013, respectively. As of December 31, 2012 Navios Logistics had paid $780 towards the construction of the two remaining tank barges.

During the second half of 2012, Navios Logistics completed the acquisition of one pushboat and six tank barges that were previously chartered-in from related parties for a total consideration of $15,936 (see Note 18).

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2012
San San H and Stavroula	$32,951
Less: Accumulated amortization	(1,501)

Net book value	$31,450

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2012, are as follows:

Payment Due by Period	December 31, 2012
2013	2,190
2014	2,190
2015	2,190
2016	$21,262

Total future minimum lease payments (1)	27,832
Less: amount representing interest (2)	(2,720)

Present value of future minimum lease payments (3)	$25,112

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2012 and 2011 consist of the following:

December 31, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Trade name	$10,420	$(5,210)	$5,210
Port terminal operating rights	34,060	(6,462)	27,598
Customer relationships	36,120	(9,503)	26,617
Favorable lease terms	3,780	(3,780)	—

Total intangible assets	$84,380	$(24,955)	$59,425

December 31, 2011	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2011
Trade name	$10,420	$(4,168)	$6,252
Port terminal operating rights	34,060	(5,533)	28,527
Customer relationships	36,120	(7,728)	28,392
Favorable lease terms	3,780	(3,088)	692

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

December 31, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Total intangible assets	$84,380	$(20,517)	$63,863

Amortization expense for each of the years ended December 31, 2012, 2011 and 2010, amounted to $4,438, $4,436 and $4,486, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$—	$5,210
Port terminal operating rights	930	930	930	930	930	22,948	27,598
Customer relationships	1,775	1,775	1,775	1,775	1,775	17,742	26,617

Total	$3,747	$3,747	$3,747	$3,747	$3,747	$40,690	$59,425

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2012	December 31, 2011
Trade payable	$33,803	$21,356
Rent payable	564	1,602
Professional fees payable	380	253

Total accounts payable	$34,747	$23,211

Accrued expenses consist on the following:

	December 31, 2012	December 31, 2011
Accrued salaries	$6,857	$6,445
Taxes payable	5,861	4,347
Accrued fees	112	328
Accrued interest	—	153
Accrued bond coupon	3,855	3,855
Other	326	589

Total accrued expenses	$17,011	$15,717

NOTE 10: BORROWINGS

Borrowings consist of the following:

	December 31, 2012	December 31, 2011
Senior Notes	$200,000	$200,000
Loan for Nazira	598	668

Total borrowings	200,598	200,668
Less: current portion	(69)	(69)

Total long-term borrowings	$200,529	$200,599

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2012 and 2011, deferred financing costs associated with the Senior Notes amounted to $5,743 and $6,399 respectively. Interest expense associated with the Senior Notes amounted to $18,500 and $13,048 for the years ended December 31, 2012 and 2011, respectively. There was no interest expense relating to the Senior Notes for 2010.

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Cyprus Popular Bank Public Co. Ltd Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A, the Company’s subsidiary finalized the documentation of the $40,000 revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of December 31, 2012, the $40,000 revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2012, the outstanding loan balance was $598 ($668 as of December 31, 2011). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In connection with the loans and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants for the years ended December 31, 2012.

The maturity table below reflects future principal payments of the long-term debt outstanding as of December 31, 2012, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2013	$69
2014	69
2015	69
2016	69
2017	69
2018 and thereafter	200,253

Total	$200,598

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures about fair value of financial instruments

Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. See Note 5 for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required is supplemental with additional information relevant to an understanding of the fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Borrowings: The carrying amounts of the floating rate loans approximate their fair value. The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$45,538	$45,538	$40,529	$40,529
Accounts receivable, net	$29,122	$29,122	$31,959	$31,959
Accounts payable	$(34,747)	$(34,747)	$(23,211)	$(23,211)
Senior notes	$(200,000)	$(198,200)	$(200,000)	$(158,500)
Capital lease obligations	$(25,112)	$(25,112)	$(31,221)	$(31,221)
Long-term debt, including current portion	$(598)	$(598)	$(668)	$(668)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2012.

	Fair Value Measurements at December 31, 2012
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,538	$45,538	$—	$—
Senior Notes	$(198,200)	$(198,200)	$—	$—
Capital lease obligations(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt(1)	$(598)	$—	$(598)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 12: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Fuel	$21,907	$19,550	$17,457
Time charter	3,587	5,932	5,359
Ports payroll and related costs	4,289	4,060	3,155
Docking expenses	2,720	2,831	2,049
Maritime and regulatory fees	965	1,210	1,677
Towing expenses	2,452	3,626	1,457
Office and general expenses	5,856	4,471	4,256

Total	$41,776	$41,680	$35,410

NOTE 13: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Payroll and related costs	$47,950	$43,587	$33,550
Insurances	3,727	2,437	2,441
Repairs and maintenance	9,972	10,128	8,229
Lubricants	1,071	1,054	540
Other expenses	6,756	6,216	5,662

Total	$69,476	$63,422	$50,422

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Payroll and related costs	$7,448	$7,211	$4,906
Professional fees	3,902	3,000	3,685
Other expenses	3,494	3,451	3,619

Total	$14,844	$13,662	$12,210

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $1,039 ($2,764 in 2011; $4,674 in 2010) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2012, the company has contractual obligations related to its port expansion project, the construction of four new tank barges and the acquisition of the chartered-in fleet of $7,095, $3,257 and $13,326, respectively. The maturity table below reflects the future payments of these commitments for the next five years:

Year	Amount in thousands of U.S. dollars
2013	$14,370
2014	3,628
2015	3,754
2016	1,926

Total	$23,678

As of March 1, 2012, the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $10,000. On July 11, 2012, the amount of the guarantee was amended to $12,000 and on March 1, 2013 the guarantee was extended for one year, expiring on March 1, 2014.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 16: INCOME TAXES

As indicated in Note 2(t), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2012.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Argentina	$(10,524)	$(1,722)	$(4,608)
Paraguay	(13,168)	(3,158)	(3,338)
Uruguay	35,932	11,933	15,218
Panama	(12,719)	(5,641)	2,239
Others	690	(1,176)	(1,950)

Total income before income taxes and noncontrolling interest	$211	$236	$7,561

Income tax (expense)/benefit is comprised of:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Current	$(316)	$(376)	$(737)
Deferred	2,250	2,638	1,743

Total Argentina	$1,934	$2,262	$1,006
Current	$(826)	$(753)	$(580)
Deferred	(1,143)	(1,161)	(490)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Total Paraguay	$(1,969)	$(1,914)	$(1,070)

Total income tax (expense)/benefit	$(35)	$348	$(64)

A reconciliation between the income tax expense resulting from applying the Marshall Islands, Panamanian or Uruguayan statutory income tax rate and the reported income tax expense has not been presented herein, as it would not provide any additional useful information to the users of these consolidated financial statements, as the Company’s net income is subject to neither Marshall Islands, Panama nor Uruguay tax.

A reconciliation between the income tax expense resulting from applying the Brazilian or Paraguayan statutory income tax rate and the reported income tax expense has not been presented herein since these amounts are not material to the Company’s consolidated financial statements.

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

Loss before income taxes and noncontrolling interest	$(10,524)	$(1,722)	$(4,608)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	3,683	603	1,613
Permanent differences	(1,749)	1,659	(607)

Income tax benefit of the year	$1,934	$2,262	$1,006

At December 31, 2012, Argentinean subsidiaries had accumulated benefit from tax loss carry-forward (“NOLs”) for a consolidated total of $2,013 ($1,675 in 2011) that expires mainly in 2015. The use of the NOLs and MPIT will depend upon future taxable income in Argentina.

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2012	December 31, 2011
Deferred income tax assets:
Tax loss carry-forward	$1,675	$920
Other deferred income tax assets	338	755

Total deferred income tax assets	2,013	1,675

Deferred income tax liabilities:
Intangible assets	(11,173)	(12,360)
Property, plant and equipment, net	(4,787)	(5,513)
Other	(4,575)	(3,430)

Total deferred income tax liabilities	(20,535)	(21,303)

Net deferred income tax liabilities	$(18,522)	$(19,628)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 17: LEASES

Chartered-out:

As of December 31, 2012, the future minimum revenue, net of commissions (where applicable), expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the company’s ports were as follows:

Amount
2013	$141,009
2014	91,724
2015	69,002
2016	49,714
2017	11,505
2018 and thereafter	794

Total minimum revenue, net of commissions	$363,748

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Chartered-in:

As of December 31, 2012, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2013	$1,598
2014	33

Total	$1,631

For the year ended December 31, 2012, charter hire expense for chartered-in pushboats and barges amounted to $3,587 ($5,910 in 2011 and $5,359 in 2010).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2013	$219
2014	129
2015	92
2016	64
2017	51
2018 and thereafter	152

Total	$707

Rent expense for office space amounted to $238 for the year ended December 31, 2012 ($211 in 2011 and $117 in 2010).

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2012 and 2011, the amounts due to affiliate companies were as follows:

	December 31, 2012	December 31, 2011
Navios Holdings	$1,853	$2,000

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments with the final installment payable on March 29, 2013. As of December 31, 2012 the company had paid $1,980 and the remaining balance was $513.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamenian company owned by members of the family of Mr. Horacio Alfredo Lopez the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2012 the company had paid $630 and the remaining balance was $12,813. Rent expense related to the above assets amounted to $850 for the year ended December 31, 2012 ($1,945 in 2011 and $2,118 in 2010).

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total annual expense payments were $56 for the year ended December 31, 2012 ($58 in 2011 and $35 in 2010) and amounts payable amounted to $30 as of December 31, 2012 and $22 as of December 31, 2011.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2012 amounted to $600 ($375 in 2011 and $0 in 2010).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the year ended December 31, 2012 amounted to $1,190 ($653 in 2011 and $77 in 2010).

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

Pursuant to an amendment dated June 17, 2010, when we become subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision, in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc. (“Peers”) a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ agreement.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2012 ($900 in 2011; $900 in 2010).

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2012 and 2011, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders.

The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of the Company’s outstanding shares from the date of issuance since these shares have been irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned in Note 1, the shares were delivered to the Horamar Group shareholders, otherwise they would have been delivered to Navios Holdings.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On July 25, 2011, the Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol. After the consummation of this transaction, the percentage of ownership of the Company in its subsidiaries is the following:

	Percentage of ownership
Company Name	After July 25, 2011	Before July 25, 2011
Thalassa Energy S.A.	100%	62.50%
HS Tankers Inc.	100%	51%
HS Navigation Inc.	100%	51%
HS Shipping Ltd. Inc.	100%	62.50%
HS South Inc.	100%	62.50%

NOTE 20: RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the laws of the countries in which the Company conducts its operations, the Company is subject to certain restrictions on the distribution of profits. Under the laws of Argentina, Brazil, Paraguay and Uruguay, a minimum of 5% of net income for the year calculated in accordance with local generally accepted accounting principles, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital of those subsidiaries.

The payment of dividends is in the discretion of Navios Logistics’ board of directors. The Company has not paid a dividend to date, and anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by the Company’s board of directors and will depend on a number of factors, including the provisions of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as the Company’s board of directors may deem relevant.

As of December 31, 2012, the Company’s ability to pay dividends was restricted by the indenture governing the Senior Notes. See also Note 10 for restrictions on distribution of dividends under the indenture governing the Senior Notes.

NOTE 21: EARNINGS/(LOSSES) PER COMMON SHARE

Basic and diluted net earnings/(losses) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings/(losses) per share for each of the years ended December 31, 2012, 2011 and 2010, are as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$(196)	$5,600

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings/(losses) per share from continuing operations:
Basic	$0.0078	$(0.0098)	$0.2800

Diluted	$0.0078	$(0.0098)	$0.2800

At December 31, 2012, 2011 and 2010, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(losses) per share.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 22: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2012, 2011 and 2010:

	Port Terminal Business Segment for the Year Ended December 31, 2012	Cabotage Business Segment for the Year Ended December 31, 2012	Barge Business Segment for the Year Ended December 31, 2012	Total
Time charter, voyage and port terminal revenues	$32,209	$52,557	$93,853	$178,619
Sales of products	68,414	—	—	68,414
Time charter, voyage and port terminal expenses	(9,384)	(1,741)	(30,651)	(41,776)
Direct vessel expenses	—	(34,565)	(34,911)	(69,476)
Cost of products sold	(65,039)	—	—	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	(2,785)	(4,152)	(15,565)	(22,502)
Amortization of intangible assets	(930)	—	(3,508)	(4,438)
Amortization of deferred drydock and special survey costs	—	(463)	(869)	(1,332)
General and administrative expenses	(2,292)	(660)	(11,892)	(14,844)
Provision for losses on accounts receivable	—	—	(747)	(747)
Taxes other than income taxes	(113)	(4,331)	(3,768)	(8,212)
Interest expense and finance cost, net	(1)	(6,635)	(13,421)	(20,057)
Interest income	266	1	121	388
Foreign exchange differences	(294)	—	15	(279)
Other income, net	98	372	1,022	1,492

Income/(loss) before income taxes and noncontrolling interest	20,149	383	(20,321)	211
Income tax (expense)/benefit	(889)	(99)	953	(35)

Net income/(loss)	19,260	284	(19,368)	176
Less: Net income attributable to the noncontrolling interest	—	—	(20)	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2011	Cabotage Business Segment for the Year Ended December 31, 2011	Barge Business Segment for the Year Ended December 31, 2011	Total
Time charter, voyage and port terminal revenues	$23,347	$51,228	$91,050	$165,625
Sales of products	69,063	—	—	69,063
Time charter, voyage and port terminal expenses	(8,553)	(1,109)	(32,018)	(41,680)
Direct vessel expenses	—	(31,276)	(32,146)	(63,422)
Cost of products sold	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(2,538)	(4,300)	(11,342)	(18,180)
Amortization of intangible assets	(927)	—	(3,509)	(4,436)
Amortization of deferred drydock and special survey costs	—	(212)	(506)	(718)
General and administrative expenses	(2,337)	(291)	(11,034)	(13,662)
Provision for losses on accounts receivable	(28)	—	(464)	(492)
Taxes other than income taxes	(193)	(4,861)	(3,880)	(8,934)
Gain on sale of assets	36	—	—	36
Interest expense and finance cost, net	—	(4,344)	(12,730)	(17,074)
Interest income	459	—	384	843
Foreign exchange differences	(182)	—	(463)	(645)
Other income, net	36	—	633	669

Income/(loss) before income taxes and noncontrolling interest	11,426	4,835	(16,025)	236
Income tax (expense)/benefit	(390)	(325)	1,063	348

Net income/(loss)	11,036	4,510	(14,962)	584
Less: Net income attributable to the noncontrolling interest	—	(641)	(139)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)

Time charter, voyage and port terminal revenues	$23,374	$37,086	$76,296	$136,756
Sales of products	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	(7,411)	(2,181)	(25,818)	(35,410)
Direct vessel expenses	—	(18,519)	(31,903)	(50,422)
Cost of products sold	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(2,471)	(3,433)	(11,825)	(17,729)
Amortization of intangible assets	(927)	—	(3,559)	(4,486)
Amortization of deferred drydock and special survey costs	—	(35)	(359)	(394)
General and administrative expenses	(2,088)	(260)	(9,862)	(12,210)
Provision for losses on accounts receivable	—	—	(652)	(652)
Taxes other than income taxes	—	(4,101)	(3,820)	(7,921)
Gain on sale of assets	—	—	52	52
Interest expense and finance cost, net	—	(1,582)	(2,944)	(4,526)
Interest income	257	—	41	298
Foreign exchange differences	(46)	—	43	(3)
Other (expense)/income, net	(37)	—	101	64

Income/(loss) before income taxes and noncontrolling interest	14,795	6,975	(14,209)	7,561
Income tax (expense)/benefit	(61)	(938)	935	(64)

Net income/(loss)	14,734	6,037	(13,274)	7,497
Less: Net income/(loss) attributable to the noncontrolling interest	—	(2,007)	110	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $279,009 and $282,973 at December 31, 2012 and 2011, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $71,989 and $62,870 as of December 31, 2012 and 2011, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $31,827 and $35,336 as of December 31, 2012 and 2011, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $27,598 and $28,527 as of December 31, 2012 and 2011, respectively.

In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated in 2011 to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business. All three segments previously comprised a part of the Logistics Business reporting unit on a relative fair value basis.

NOTE 23: OTHER FINANCIAL INFORMATION

The Company’s 9.25% Senior Notes issued on April 15, 2011, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are full and unconditional, as such term is defined by Regulation S-X Rule 3-10, except that the indenture governing the Senior Notes provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd., and HS South Inc. As a result, from July 25, 2011, all subsidiaries, except for the non-guarantor subsidiary, Hidronave South American Logistics S.A., are 100% owned. These condensed consolidating statements have been prepared on an equity basis as permitted by U.S. GAAP.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company revised the classification of certain cash transfers between group subsidiaries on its condensed consolidating statements of cash flows, as presented in this note, to present them as cash flows within financing activities. These amounts were previously classified as cash flows within operating activities. The impact of this revision for the year ended December 31, 2011 was to decrease cash outflows from operating activities and increase cash outflows from financing activities for Navios South American Logistics Inc. Issuer by $193,635 and decrease cash inflows from operating activities and increase cash inflows from financing activities for the guarantor subsidiaries by $193,635. The Company determined the revisions as presented in this note are not material to the consolidated financial statements taken as a whole. There was no impact on the Company’s consolidated statements of cash flows.

Statement of income for the year ended December 31, 2012	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$178,579	$3,874	$(3,834)	$178,619
Sales of products	—	68,414	—		68,414
Time charter, voyage and port terminal expenses	—	(43,386)	(2,224)	3,834	(41,776)
Direct vessel expenses	—	(68,695)	(781)	—	(69,476)
Cost of products sold	—	(65,039)	—	—	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	—	(22,348)	(154)	—	(22,502)
Amortization of intangible assets	—	(4,438)	—	—	(4,438)
Amortization of deferred drydock and special survey costs	—	(1,332)	—	—	(1,332)
General and administrative expenses	(2,916)	(11,232)	(696)	—	(14,844)
Provision for losses on accounts receivable	—	(747)	—	—	(747)
Taxes other than income taxes	—	(8,212)	—	—	(8,212)
Interest expense and finance cost, net	(491)	(19,515)	(51)	—	(20,057)
Interest income	—	365	23	—	388
Foreign exchange differences	—	(316)	37	—	(279)
Other income, net	—	1,492	—	—	1,492

(Loss)/income before equity in net earnings of affiliated companies	(3,407)	3,590	28	—	211
Equity in net earnings/(losses) of affiliated companies and joint ventures	3,563	12	—	(3,575)	—

Income/(loss) before taxes	156	3,602	28	(3,575)	211
Income tax (expense)/benefit	—	(39)	4	—	(35)

Net income/(loss)	156	3,563	32	(3,575)	176
Less: Net income attributable to the noncontrolling interest	—	—	(20)	—	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$3,563	$12	$(3,575)	$156

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of income for the year ended December 31, 2011	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$165,573	$3,915	$(3,863)	$165,625
Sales of products	—	69,063	—	—	69,063
Time charter, voyage and port terminal expenses	—	(43,309)	(2,234)	3,863	(41,680)
Direct vessel expenses	—	(62,808)	(614)	—	(63,422)
Cost of products sold	—	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	—	(18,006)	(174)	—	(18,180)
Amortization of intangible assets	—	(4,436)	—	—	(4,436)
Amortization of deferred drydock and special survey costs	—	(718)	—	—	(718)
General and administrative expenses	(1,904)	(11,000)	(758)	—	(13,662)
Provision for losses on accounts receivable	—	(492)	—	—	(492)
Taxes other than income taxes	—	(8,934)	—	—	(8,934)
Gain on sale of assets	—	36	—	—	36
Interest expense and finance cost, net	(2,504)	(14,506)	(64)	—	(17,074)
Interest income	251	574	18	—	843
Foreign exchange differences	—	(825)	180	—	(645)
Other income, net	—	669	—	—	669

(Loss)/income before equity in net earnings of affiliated companies	(4,157)	4,124	269	—	236
Equity in net earnings/(losses) of affiliated companies and joint ventures	3,961	134	—	(4,095)	—

(Loss)/income before taxes	(196)	4,258	269	(4,095)	236
Income tax benefit	—	344	4	—	348

Net (loss)/income	(196)	4,602	273	(4,095)	584
Less: Net income attributable to the noncontrolling interest	—	(641)	(139)	—	(780)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$3,961	$134	$(4,095)	$(196)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of income for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$136,618	$2,133	$(1,995)	$136,756
Sales of products	—	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	—	(36,202)	(1,203)	1,995	(35,410)
Direct vessel expenses	—	(49,991)	(431)	—	(50,422)
Cost of products sold	—	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	—	(17,655)	(74)	—	(17,729)
Amortization of intangible assets	—	(4,486)	—	—	(4,486)
Amortization of deferred drydock and special survey costs	—	(394)	—	—	(394)
General and administrative expenses	(827)	(10,829)	(554)	—	(12,210)
Provision for losses on accounts receivable	—	(652)	—	—	(652)
Taxes other than income taxes	—	(7,921)	—	—	(7,921)
Gain on sale of assets	—	52	—		52
Interest expense and finance cost, net	—	(4,469)	(57)	—	(4,526)
Interest income	—	270	28	—	298
Foreign exchange differences	—	79	(82)	—	(3)
Other income, net	—	64	—	—	64

(Loss)/income before equity in net earnings of affiliated companies	(827)	8,628	(240)	—	7,561
Equity in net earnings/(losses) of affiliated companies and joint ventures	6,427	(126)	—	(6,301)	—

Income/(loss) before taxes	5,600	8,502	(240)	(6,301)	7,561
Income tax (expense)/benefit	—	(68)	4	—	(64)

Net income/(loss)	5,600	8,434	(236)	(6,301)	7,497
Less: Net (income)/loss attributable to the noncontrolling interest	—	(2,007)	110	—	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,600	$6,427	$(126)	$(6,301)	$5,600

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of December 31, 2012	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$45,170	$287	$—	$45,538
Accounts receivable, net	—	29,052	70	—	29,122
Due from affiliate companies	228,257	34,624	3,550	(266,431)	—
Intercompany receivables	10,609	—	—	(10,609)	—
Prepaid expenses and other current assets	1,304	22,171	47	—	23,522

Total current assets	240,251	131,017	3,954	(277,040)	98,182

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	354,620	1,418	—	356,038
Investments in affiliates	318,580	692	—	(319,272)	—
Goodwill and other intangible assets	—	163,237	284	—	163,521
Deferred dry dock and special survey costs, net	—	10,811	—	—	10,811
Deferred financing costs and other long term assets	5,743	2,046	3	—	7,792

Total noncurrent assets	324,323	531,406	1,705	(319,272)	538,162

Total assets	564,574	662,423	5,659	(596,312)	636,344

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	34,675	72	—	34,747
Due to affiliate companies	39,768	225,142	3,374	(266,431)	1,853
Accrued expenses	3,966	12,803	242	—	17,011
Deferred income	—	3,004	—	—	3,004
Due to related parties, net	—	3,664	—	—	3,664
Intercompany payable	—	10,609	—	(10,609)	—
Current portion of capital lease obligations	—	1,353	—	—	1,353
Current portion of long term debt	—	—	69	—	69

Total current liabilities	43,734	291,250	3,757	(277,040)	61,701

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Due to related parties, net	—	8,859	—	—	8,859
Long term debt, net of current portion	—	—	529	—	529
Capital lease obligations, net of current portion	—	23,759	—	—	23,759
Other long term liabilities	—	1,573	—	—	1,573
Deferred tax liability	—	18,402	120	—	18,522

Total noncurrent liabilities	200,000	52,593	649	—	253,242

Total liabilities	243,734	343,843	4,406	(277,040)	314,943

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,840	318,580	692	(319,272)	320,840
Noncontrolling interest	—	—	561	—	561

Total stockholders’ equity	320,840	318,580	1,253	(319,272)	321,401

Total liabilities and stockholders’ equity	$564,574	$662,423	$5,659	$(596,312)	$636,344

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of December 31, 2011	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$40,111	$337	$—	$40,529
Accounts receivable, net	—	31,875	84	—	31,959
Due from affiliate companies	206,936	15,534	1,351	(223,821)	—
Intercompany receivables	11,592	—	—	(11,592)	—
Prepaid expenses and other current assets	734	12,692	38	—	13,464

Total current assets	219,343	100,212	1,810	(235,413)	85,952

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	348,529	1,559	—	350,088
Investments in affiliates	314,997	679	—	(315,676)	—
Goodwill and other intangible assets	—	167,675	284	—	167,959
Deferred dry dock and special survey costs, net	—	6,869	—	—	6,869
Deferred financing costs and other long term assets	6,399	3,964	3	—	10,366

Total noncurrent assets	321,396	527,716	1,846	(315,676)	535,282

Total assets	540,739	627,928	3,656	(551,089)	621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,046	165	—	23,211
Due to affiliate companies	15,873	213,041	1,253	(223,821)	6,346
Accrued expenses	4,182	6,964	225	—	11,371
Deferred income	—	4,492	—	—	4,492
Intercompany payable	—	11,592	—	(11,592)	—
Current portion of capital lease obligations	—	31,221	—	—	31,221
Current portion of long term debt	—	—	69	—	69

Total current liabilities	20,055	290,356	1,712	(235,413)	76,710

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Long term debt, net of current portion	—	—	599	—	599
Other long term liabilities	—	3,072	—	—	3,072
Deferred tax liability	—	19,503	125	—	19,628

Total noncurrent liabilities	200,000	22,575	724	—	223,299

Total liabilities	220,055	312,931	2,436	(235,413)	300,009

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,684	314,997	679	(315,676)	320,684
Noncontrolling interest	—	—	541	—	541

Total stockholders’ equity	320,684	314,997	1,220	(315,676)	321,225

Total liabilities and stockholders’ equity	$540,739	$627,928	$3,656	$(551,089)	$621,234

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2012	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(86)	$24,284	$32	$—	$24,230

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(17,620)	(12)	—	(17,632)

Net cash used in investing activities	—	(17,620)	(12)	—	(17,632)

Cash flows from financing activities
Payments of obligations under capital leases	—	(1,519)	—	—	(1,519)
Repayments of long-term debt	—	—	(70)	—	(70)
Debt issuance costs	86	(86)	—	—	—

Net cash provided by/(used in) financing activities	86	(1,605)	(70)	—	(1,589)

Net increase/(decrease) in cash and cash equivalents	—	5,059	(50)	—	5,009

Cash and cash equivalents, beginning of year	81	40,111	337	—	40,529

Cash and cash equivalents, end of year	$81	$45,170	$287	$—	$45,538

Cash flow statement for the year ended December 31, 2011	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$5	$15,133	$(549)	$—	$14,589

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(70,553)	(45)	—	(70,598)

Net cash used in investing activities	—	(70,553)	(45)	—	(70,598)

Cash flows from financing activities
Decrease in restricted cash	—	564	—	—	564
Proceeds from issuance of Senior Notes	200,000	—	—	—	200,000
Transfer (to)/from affiliate	(193,635)	193,635	—	—	—
Payments of obligations under capital leases	—	(1,040)	—	—	(1,040)
Repayments of long-term debt	—	(126,687)	(68)	—	(126,755)
Debt issuance costs	(6,289)	(508)	—	—	(6,797)
Acquisition of noncontrolling interest	—	(8,638)	—	—	(8,638)
Capital contributions	—	(136)	136	—	—

Net cash provided by financing activities	76	57,190	68	—	57,334

Net increase/(decrease) in cash and cash equivalents	81	1,770	(526)	—	1,325

Cash and cash equivalents, beginning of year	—	38,341	863	—	39,204

Cash and cash equivalents, end of year	$81	$40,111	$337	$—	$40,529

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$33,495	$609	$—	$34,104

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(14,114)	—	—	(14,114)

Net cash used in investing activities	—	(14,114)	—	—	(14,114)

Cash flows from financing activities
Proceeds from long term debt	—	293	—	—	293
Payments of obligations under capital leases	—	(1,771)	—	—	(1,771)
Repayments of long-term debt	—	(5,171)	(69)	—	(5,240)
Debt issuance costs	—	(525)	—	—	(525)
Dividends paid	—	(470)	—	—	(470)

Net cash used in financing activities	—	(7,644)	(69)	—	(7,713)

Net increase in cash and cash equivalents	—	11,737	540	—	12,277

Cash and cash equivalents, beginning of year	—	26,604	323	—	26,927

Cash and cash equivalents, end of year	$—	$38,341	$863	$—	$39,204

NOTE 24: SUBSEQUENT EVENTS

On February 8, 2013, Navios Logistics agreed to acquire Energias Renovables del Sur S.A. (“Energias”), an Uruguayan company, for a total consideration of $2,000. Energias controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics plans on developing this land in expanding its port operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	March 31, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$139,455	$45,538
Accounts receivable, net		35,879	29,122
Inventories		22,634	14,553
Prepaid expenses and other current assets		8,374	8,969

Total current assets		206,342	98,182

Vessels, port terminals and other fixed assets, net	3	358,427	356,038
Intangible assets other than goodwill	4	60,582	59,425
Goodwill		104,096	104,096
Other long term assets		22,643	18,603

Total noncurrent assets		545,748	538,162

Total assets		$752,090	$636,344

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$46,378	$34,747
Due to affiliate companies	7	2,307	1,853
Accrued expenses		25,559	17,011
Deferred income		3,554	3,004
Due to related parties, net		3,180	3,664
Current portion of capital lease obligations	3	1,365	1,353
Current portion of long-term debt	5	69	69

Total current liabilities		$82,412	$61,701

Senior notes, including premium	5	293,322	200,000
Due to related parties, net		8,934	8,859
Long term debt, net of current portion	5	513	529
Capital lease obligations, net of current portion	3	23,421	23,759
Deferred tax liability		14,670	18,522
Other long term liabilities		1,465	1,573

Total noncurrent liabilities		$342,325	$253,242

Total liabilities		$424,737	$314,943

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both March 31, 2013 and December 31, 2012		20	20
Additional paid-in capital		303,518	303,518
Retained earnings		23,236	17,302

Total Navios Logistics stockholders’ equity		326,774	320,840
Noncontrolling interest		579	561

Total stockholders’ equity		327,353	321,401

Total liabilities and stockholders’ equity		$752,090	$636,344

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)

Time charter, voyage and port terminal revenues		$44,150	$37,545
Sales of products		29,080	12,602
Time charter, voyage and port terminal expenses		(9,452)	(9,850)
Direct vessel expenses		(18,224)	(15,907)
Cost of products sold		(26,017)	(11,597)
Depreciation and amortization	3,4	(6,093)	(6,802)
General and administrative expenses		(3,070)	(3,634)
Interest expense and finance cost, net		(5,381)	(4,922)
Other expense, net		(2,811)	(742)

Income/(loss) before income taxes and noncontrolling interest		$2,182	$(3,307)
Income tax benefit		3,770	923

Net income/(loss)		$5,952	$(2,384)
Less: Net income attributable to the noncontrolling interest		(18)	(2)

Net income/(loss) attributable to Navios Logistics’ stockholders		$5,934	$(2,386)

Basic and diluted net earnings/(loss) per share attributable to Navios Logistics’ stockholders		$0.2967	$(0.1193)

Weighted average number of shares, basic and diluted	8	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)

OPERATING ACTIVITIES:
Net income/(loss)		$5,952	$(2,384)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non cash adjustments		3,423	6,532
(Increase)/decrease in operating assets		(14,595)	4,486
Increase in operating liabilities		20,322	2,155
Payments for drydock and special survey costs		(2,022)	(421)

Net cash provided by operating activities		13,080	10,368

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net		(7,298)	(3,637)
Acquisition of intangible assets		(2,092)	—

Net cash used in investing activities		(9,390)	(3,637)

FINANCING ACTIVITIES:
Proceeds on issuance of Senior Notes, including premium	5	93,375	—
Repayments of long-term debt	5	(16)	(19)
Payments of obligations under capital leases	3	(326)	(530)
Debt issuance costs	5	(2,806)	—

Net cash provided by/(used in) financing activities		90,227	(549)

Net increase in cash and cash equivalents		93,917	6,182

Cash and cash equivalents, beginning of period		45,538	40,529

Cash and cash equivalents, end of period		$139,455	$46,711

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$—	$180
Cash paid for income taxes		$241	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net (loss)/income	—	—	—	(2,386)	(2,386)	2	(2,384)

Balance March 31, 2012 (unaudited)	20,000	$20	$303,518	$14,760	$318,298	$543	$318,841

Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401
Net income	—	—	—	5,934	5,934	18	5,952

Balance March 31, 2013 (unaudited)	20,000	$20	$303,518	$23,236	$326,774	$579	$327,353

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statement changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2012 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2012 annual report filed on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

c) Use of Estimates:

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

d) Income Taxes:

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. During the three months period ended March 31, 2013, the Company decided to merge certain subsidiaries in Paraguay. As a result of the expected merger, the Company will distribute specifically identified earnings, which will be offset by retained net losses of $41,740. The Company’s decision to merge the subsidiaries resulted in a one off income tax benefit in deferred income tax of $4,195. The 2013 estimated annual tax rate that is applied to ordinary income of the Paraguayan subsidiaries is 10%.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of Operations Period Ended March 31,
Company Name	Incorporation	Nature	Ownership	2013	2012
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 - 3/31	1/1 - 3/31
Enresur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	3/19 - 3/31	—
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 3/31	1/1 - 3/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 - 3/31	1/1 - 3/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 3/31	1/1 - 3/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 - 3/31	1/1 - 3/31
Thalassa Energy S.A.	Argentina	Barge-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Hidrovia OSR S.A.	Paraguay	Tanker-Owning Company/Oil Spill Response and Salvage Services	100%	1/1 - 3/31	1/1 - 3/31
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 3/31	1/1 - 3/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1 - 3/31	1/1 - 3/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 3/31	1/1 - 3/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1 - 3/31	1/1 - 3/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 3/31	1/1 - 3/31
Merco Parana S.A	Argentina	Barge-Owning Company	100%	1/1 - 3/31	—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$356,409	$(77,400)	$279,009
Additions	1,676	(4,363)	(2,687)

Balance March 31, 2013	$358,085	(81,763)	276,322

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$59,099	$(7,742)	$51,357
Additions	5,340	(399)	4,941

Balance March 31, 2013	$64,439	(8,141)	56,298

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$27,141	$(6,509)	$20,632
Additions	518	(314)	204

Balance March 31, 2013	$27,659	(6,823)	20,836

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$6,069	$(1,029)	$5,040
Additions	13	(82)	(69)

Balance March 31, 2013	$6,082	(1,111)	4,971

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$448,718	$(92,680)	$356,038
Additions	7,547	(5,158)	2,389

Balance March 31, 2013	$456,265	(97,838)	358,427

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Certain assets of the Company have been pledged as collateral for loan facilities. As of March 31, 2013 and December 31, 2012 the net book value of such assets was $1,047 and $1,074, respectively.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Stavroula, by extending their duration until June 2016 and amending the purchase price obligation to $9,850 and $9,800, each at the end of the extended period. As of March 31, 2013, the obligations for these vessels were accounted for as capital leases and the lease payments for both vessels were $326 for the three month period ended March 31, 2013.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the third quarter of 2013. As of March 31, 2013, Navios Logistics had paid $12,513 for the construction of the new conveyor belt.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. The first one was delivered in October 2012, the second one in December 2012 and the third one in April 2013, with a cost of $1,900 each, the remaining barge is expected to be delivered in June 2013. As of March 31, 2013, Navios Logistics had paid $271 towards the construction of the remaining tank barge.

The following is an analysis of the leased property under capital leases:

Vessels	March 31, 2013
San San H and Stavroula	$32,939

Less: Accumulated amortization	(1,680)

Net book value	$31,259

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of March 31, 2013, are as follows:

Payment Due by Period	March 31, 2013
March 31, 2014	$2,190
March 31, 2015	2,190
March 31, 2016	2,196
March 31, 2017	$20,717

Total future minimum lease payments (1)	27,293
Less: amount representing interest (2)	(2,507)

Present value of future minimum lease payments (3)	$24,786

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as current and non current obligations under capital leases of $1,365 and $23,421, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2013 and December 31, 2012 consist of the following:

March 31, 2013	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value March 31, 2013
Trade name	$10,420	$—	$(5,471)	$4,949
Port terminal operating rights	34,060	2,092	(6,693)	29,459
Customer relationships	36,120	—	(9,946)	26,174

Total intangible assets	$80,600	$2,092	$(22,110)	$60,582

December 31, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Trade name	$10,420	$(5,210)	$5,210
Port terminal operating rights	34,060	(6,462)	27,598
Customer relationships	36,120	(9,503)	26,617
Favorable lease terms	3,780	(3,780)	—

Total intangible assets	$84,380	$(24,955)	$59,425

On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Energias”), an Uruguayan company, for a total consideration of $2,092. Energias, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in Nueva Palmira free zone in Uruguay, near Navios Logistics’ existing port.

Amortization expense, net for the three month period ended March 31, 2013 amounted to $935 ($1,109 for the three month period ended March 31, 2012).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$781	$—	$4,949
Port terminal operating rights	926	926	926	926	926	24,829	29,459
Customer relationships	1,775	1,775	1,775	1,775	1,775	17,299	26,174

Total	$3,743	$3,743	$3,743	$3,743	$3,482	$42,128	$60,582

NOTE 5: BORROWINGS

Borrowings consist of the following:

	March 31, 2013	December 31, 2012

Senior Notes	$290,000	$200,000
Loan for Nazira	582	598

Total borrowings	290,582	200,598
Plus: unamortized premium	3,322	—
Less: current portion	(69)	(69)

Total long-term borrowings	$293,835	$200,529

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes due on April 15, 2019 (the “Existing Logistics Senior Notes”) at a fixed rate of 9.25%. On March 7, 2013, Navios Logistics issued $90,000 in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes are identical to the $200,000 of Existing Logistics Senior Notes due 2019, which were issued in April 2011 and, are part of the same class and together with the Additional Logistics Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. (“Hidronave S.A.) and Logistics Finance. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of March 31, 2013 and December 31, 2012, deferred financing costs associated with the Senior Notes amounted to $8,306 and $5,743, respectively. Interest expense associated with the Senior Notes amounted to $5,064 for the three month period ended March 31, 2013 ($4,625 for the same period in 2012).

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

Cyprus Popular Bank Public Co. Ltd Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A, the Company’s subsidiary finalized the documentation of the $40,000 revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that Navios Logistics is in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of March 31, 2013, the $40,000 revolving credit facility was undrawn. In addition, the availability of borrowings under Navios Logistics’ revolving credit facility with Cyprus Popular Bank Public Co. Ltd. may be affected by the agreement by Cyprus in March 2013 to restructure and recapitalize its banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund. Among other provisions, it was agreed that certain assets and liabilities of Cyprus Popular Bank Public Co. Ltd. would enter into receivership and the remaining assets and liabilities would be transferred to the Bank of Cyprus. As this restructuring process is on-going, the availability of Navios Logistics’ revolving credit facility has not been confirmed.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2013, the outstanding loan balance was $582 ($598 as of December 31, 2012). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In connection with the loans and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants for the three month period ended March 31, 2013.

The maturity table below reflects future payments of the long-term debt outstanding as of March 31, 2013, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
March 31, 2014	$69
March 31, 2015	69
March 31, 2016	69
March 31, 2017	69
March 31, 2018	69
March 31, 2019 and thereafter	290,237

Total	$290,582

NOTE 6: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of March 31, 2013, the remaining liability related to these pre-acquisition contingencies amounted to $1,026 ($1,039 as of December 31, 2012) and is entirely offset by an indemnification asset for the same amount, which is reflected in other non-current assets.

As of March 31, 2013, the Company had operating lease obligations related to chartered-in barges and pushboats amounting to $1,187 until June 2015. The maturity table below reflects the future charter-in payments:

Year	Amount in thousands of U.S. dollars
March 31, 2014	$1,109
March 31, 2015	66
March 31, 2016	12

Total	$1,187

As of March 31, 2013, the Company had obligations related to its port expansion project, the construction of four new tank barges and the acquisition of the chartered-in fleet (see note 8) of $3,372, $1,629 and $12,813, respectively. The maturity table below reflects the future payments of these commitments:

Year	Amount in thousands of U.S. dollars
March 31, 2014	$8,506
March 31, 2015	3,628
March 31, 2016	3,754
March 31, 2017	1,926

Total	$17,814

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2014.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At March 31, 2013 and December 31, 2012, the amounts due to affiliate companies were as follows:

	March 31, 2013	December 31, 2012
Navios Holdings	$2,307	$1,853

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments, the final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamenian company owned by members of the family of Mr. Horacio Alfredo Lopez the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of March 31, 2013, the Company had paid $630 and the remaining balance was $12,813.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments for the three month period ended March 31, 2013 were $0 ($13 for the same period in 2012) and amounts payable amounted to $33 as of March 31, 2013 and $30 as of December 31, 2012.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2013 amounted to $170 ($150 for the three month period ended March 31, 2012).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the three month period ended March 31, 2013 amounted to $659 ($244 for the three month period ended March 31, 2012).

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company has amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of March 31, 2013 and December 31, 2012, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the additional senior notes Navios Logistics issued on March 7, 2013, which has not yet been allocated to the segments due to the fact that the amount received has been maintained in corporate level and not utilized by an operating segment as of March 31, 2013.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three month periods ended March 31, 2013 and 2012:

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2013	Cabotage Business Segment for the Three Month Period Ended March 31, 2013	Barge Business Segment for the Three Month Period Ended March 31, 2013	Unallocated Interest	Total
Time charter, voyage and port terminal revenues	$7,633	$13,235	$23,282	—	$44,150
Sales of products	29,080	—	—	—	29,080
Time charter, voyage and port terminal expenses	(2,408)	(569)	(6,475)	—	(9,452)
Direct vessel expenses	—	(7,567)	(10,657)	—	(18,224)
Cost of products sold	(26,017)	—	—	—	(26,017)
Depreciation and amortization	(945)	(664)	(4,484)	—	(6,093)
General and administrative expenses	(440)	(189)	(2,441)	—	(3,070)
Interest income/(expense) and finance cost, net	22	(1,618)	(3,399)	(386)	(5,381)
Other expense, net	(562)	(1,155)	(1,094)	—	(2,811)

Income/(loss) before income taxes and noncontrolling interest	6,363	1,473	(5,268)	(386)	2,182
Income tax benefit/(expense)	1,819	(392)	2,343	—	3,770

Net income/(loss)	8,182	1,081	(2,925)	(386)	5,952
Less: Net income attributable to the noncontrolling interest	—	—	(18)	—	(18)

Net income/(loss) attributable to Navios Logistics’ stockholders	$8,182	$1,081	$(2,943)	(386)	$5,934

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2012	Cabotage Business Segment for the Three Month Period Ended March 31, 2012	Barge Business Segment for the Three Month Period Ended March 31, 2012	Total
Time charter, voyage and port terminal revenues	$7,035	$10,536	$19,974	$37,545
Sales of products	12,602	—	—	12,602
Time charter, voyage and port terminal expenses	(2,324)	(290)	(7,236)	(9,850)
Direct vessel expenses	—	(8,108)	(7,799)	(15,907)
Cost of products sold	(11,597)	—	—	(11,597)
Depreciation and amortization	(877)	(1,093)	(4,832)	(6,802)
General and administrative expenses	(561)	(162)	(2,911)	(3,634)
Interest income/(expense) and finance cost, net	62	(1,664)	(3,320)	(4,922)
Other income/(expense), net	195	(505)	(432)	(742)

Income/(loss) before income taxes and noncontrolling interest	4,535	(1,286)	(6,556)	(3,307)
Income tax (expense)/benefit	(232)	149	1,006	923

Net income/(loss)	4,303	(1,137)	(5,550)	(2,384)
Less: Net income attributable to the noncontrolling interest	—	—	(2)	(2)

Net income/(loss) attributable to Navios Logistics’ stockholders	$4,303	$(1,137)	$(5,552)	$(2,386)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $276,322 and $279,009 as of March 31, 2013 and December 31, 2012, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $77,134 and $71,989 as of March 31, 2013 and December 31, 2012, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $31,123 and $31,827 as of March 31, 2013 and December 31, 2012, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $29,459 and $27,598 as of March 31, 2013 and December 31, 2012, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Borrowings: The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$139,455	$139,455	$45,538	$45,538
Accounts receivable, net	$35,879	$35,879	$29,122	$29,122
Accounts payable	$(46,378)	$(46,378)	$(34,747)	$(34,747)
Senior notes	$(290,000)	$(310,967)	$(200,000)	$(198,200)
Capital lease obligations	$(24,786)	$(24,786)	$(25,112)	$(25,112)
Long-term debt, including current portion	$(582)	$(582)	$(598)	$(598)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2013 and December 31, 2012.

	Fair Value Measurements at March 31, 2013
	Total	Level I	Level II	Level III
Cash and cash equivalents	$139,455	$139,455	$—	$—
Senior Notes	$(310,967)	$(310,967)	$—	$—
Capital lease obligations(1)	$(24,786)	$—	$(24,786)	$—
Long-term debt(1)	$(582)	$—	$(582)	$—

	Fair Value Measurements at December 31, 2012
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,538	$45,538	$—	$—
Senior Notes	$(198,200)	$(198,200)	$—	$—
Capital lease obligations(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt(1)	$(598)	$—	$(598)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

NOTE 11: OTHER FINANCIAL INFORMATION

The Company’s 9.25% Senior Notes issued on April 15, 2011, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are full and unconditional, as such term is defined by Regulation S-X Rule 3-10, except that the indenture governing the Senior Notes provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd., and HS South Inc. As a result, from July 25, 2011, all subsidiaries, except for the non-guarantor subsidiary, Hidronave South American Logistics S.A., are 100% owned. These condensed consolidating statements have been prepared on an equity basis as permitted by U.S. GAAP.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the three month period ended March 31, 2013	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$43,815	$504	$(169)	$44,150
Sales of products	—	29,080	—	—	29,080
Time charter, voyage and port terminal expenses	—	(9,400)	(221)	169	(9,452)
Direct vessel expenses	—	(18,039)	(185)	—	(18,224)
Cost of products sold	—	(26,017)	—	—	(26,017)
Depreciation and amortization	—	(6,055)	(38)	—	(6,093)
General and administrative expenses	(645)	(2,233)	(192)	—	(3,070)
Interest expense and finance cost, net	(469)	(4,903)	(9)	—	(5,381)
Other (expense)/income, net	—	(2,986)	175	—	(2,811)

(Loss)/income before equity in net earnings of affiliated companies	(1,114)	3,262	34	—	2,182

Equity in net earnings/(losses) of affiliated companies and joint ventures	7,048	17	—	(7,065)	—

Income/(loss) before taxes	5,934	3,279	34	(7,065)	2,182
Income tax benefit	—	3,769	1	—	3,770

Net income/(loss)	5,934	7,048	35	(7,065)	5,952

Less: Net income attributable to the noncontrolling interest	—	—	(18)	—	(18)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,934	$7,048	$17	$(7,065)	$5,934

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the three month period ended March 31, 2012	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$37,549	$1,291	$(1,295)	$37,545
Sales of products	—	12,602	—	—	12,602
Time charter, voyage and port terminal expenses	—	(10,301)	(844)	1,295	(9,850)
Direct vessel expenses	—	(15,734)	(173)	—	(15,907)
Cost of products sold	—	(11,597)	—	—	(11,597)
Depreciation and amortization	—	(6,764)	(38)	—	(6,802)
General and administrative expenses	(1,113)	(2,310)	(211)	—	(3,634)
Interest expense and finance cost, net	(44)	(4,874)	(4)	—	(4,922)
Other expense, net	—	(723)	(19)	—	(742)

(Loss)/income before equity in net earnings of affiliated companies	(1,157)	(2,152)	2	—	(3,307)
Equity in net (losses)/earnings of affiliated companies and joint ventures	(1,230)	—	—	1,230	—

(Loss)/income before taxes	(2,387)	(2,152)	2	1,230	(3,307)
Income tax benefit	—	922	1	—	923

Net (loss)/income	(2,387)	(1,230)	3	1,230	(2,384)
Less: Net income attributable to the noncontrolling interest	—	—	(2)	—	(2)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(2,387)	$(1,230)	$1	$1,230	$(2,386)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of March 31, 2013	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$94,982	$44,242	$231	$—	$139,455
Accounts receivable, net	—	35,738	141	—	35,879
Due from affiliate companies	232,789	34,978	3,536	(271,303)	—
Intercompany receivables	10,845	—	—	(10,845)	—
Prepaid expenses and other current assets	1,467	29,541	—	—	31,008

Total current assets	340,083	144,499	3,908	(282,148)	206,342

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	357,039	1,388	—	358,427
Investments in affiliates	325,646	710	—	(326,356)	—
Goodwill and other intangible assets	—	164,394	284	—	164,678
Deferred dry dock and special survey costs, net	—	12,349	—	—	12,349
Deferred financing costs and other long term assets	8,306	1,985	3	—	10,294

Total noncurrent assets	333,952	536,477	1,675	(326,356)	545,748

Total assets	674,035	680,976	5,583	(608,504)	752,090

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	46,344	34	—	46,378
Due to affiliate companies	40,559	229,677	3,374	(271,303)	2,307
Accrued expenses	13,380	11,994	185	—	25,559
Deferred income	—	3,554	—	—	3,554
Due to related parties, net	—	3,180	—	—	3,180
Intercompany payable	—	10,845	—	(10,845)	—
Current portion of capital lease obligations	—	1,365	—	—	1,365
Current portion of long term debt	—	—	69	—	69

Total current liabilities	53,939	306,959	3,662	(282,148)	82,412

Noncurrent liabilities
Senior Notes, including premium	293,322	—	—	—	293,322
Due to related parties, net	—	8,934	—	—	8,934
Long term debt, net of current portion	—	—	513	—	513
Capital lease obligations, net of current portion	—	23,421	—	—	23,421
Other long term liabilities	—	1,465	—	—	1,465
Deferred tax liability	—	14,551	119	—	14,670

Total noncurrent liabilities	293,322	48,371	632	—	342,325

Total liabilities	347,261	355,330	4,294	(282,148)	424,737

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	326,774	325,646	710	(326,356)	326,774
Noncontrolling interest	—	—	579	—	579

Total stockholders’ equity	326,774	325,646	1,289	(326,356)	327,353

Total liabilities and stockholders’ equity	$674,035	$680,976	$5,583	$(608,504)	$752,090

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of December 31, 2012	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$45,170	$287	$—	$45,538
Accounts receivable, net	—	29,052	70	—	29,122
Due from affiliate companies	228,257	34,624	3,550	(266,431)	—
Intercompany receivables	10,609	—	—	(10,609)	—
Prepaid expenses and other current assets	1,304	22,171	47	—	23,522

Total current assets	240,251	131,017	3,954	(277,040)	98,182

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	354,620	1,418	—	356,038
Investments in affiliates	318,580	692	—	(319,272)	—
Goodwill and other intangible assets	—	163,237	284	—	163,521
Deferred dry dock and special survey costs, net	—	10,811	—	—	10,811
Deferred financing costs and other long term assets	5,743	2,046	3	—	7,792

Total noncurrent assets	324,323	531,406	1,705	(319,272)	538,162

Total assets	564,574	662,423	5,659	(596,312)	636,344

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	34,675	72	—	34,747
Due to affiliate companies	39,768	225,142	3,374	(266,431)	1,853
Accrued expenses	3,966	12,803	242	—	17,011
Deferred income	—	3,004	—	—	3,004
Due to related parties, net	—	3,664	—	—	3,664
Intercompany payable	—	10,609	—	(10,609)	—
Current portion of capital lease obligations	—	1,353	—	—	1,353
Current portion of long term debt	—	—	69	—	69

Total current liabilities	43,734	291,250	3,757	(277,040)	61,701

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Due to related parties, net	—	8,859	—	—	8,859
Long term debt, net of current portion	—	—	529	—	529
Capital lease obligations, net of current portion	—	23,759	—	—	23,759
Other long term liabilities	—	1,573	—	—	1,573
Deferred tax liability	—	18,402	120	—	18,522

Total noncurrent liabilities	200,000	52,593	649	—	253,242

Total liabilities	243,734	343,843	4,406	(277,040)	314,943

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,840	318,580	692	(319,272)	320,840
Noncontrolling interest	—	—	561	—	561

Total stockholders’ equity	320,840	318,580	1,253	(319,272)	321,401

Total liabilities and stockholders’ equity	$564,574	$662,423	$5,659	$(596,312)	$636,344

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the three month period ended March 31, 2013	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$4,142	$8,970	$(32)	$—	$13,080

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(7,290)	(8)	—	(7,298)
Acquisition of intangible assets	—	(2,092)	—	—	(2,092)

Net cash used in investing activities	—	(9,382)	(8)	—	(9,390)

Cash flows from financing activities
Proceeds on issuance of Senior Notes, including premium	93,375	—	—	—	93,375
Payments of obligations under capital leases	—	(326)	—	—	(326)
Repayments of long-term debt	—	—	(16)	—	(16)
Debt issuance costs	(2,616)	(190)	—	—	(2,806)

Net cash provided by/(used in) financing activities	90,759	(516)	(16)	—	90,227

Net increase/(decrease) in cash and cash equivalents	94,901	(928)	(56)	—	93,917

Cash and cash equivalents, beginning of period	81	45,170	287	—	45,538

Cash and cash equivalents, end of period	$94,982	$44,242	$231	$—	$139,455

Cash flow statement for the three month period ended March 31, 2012	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$154	$10,270	$(56)	$—	$10,368

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(3,625)	(12)	—	(3,637)

Net cash used in investing activities	—	(3,625)	(12)	—	(3,637)

Cash flows from financing activities
Payments of obligations under capital leases	—	(530)	—	—	(530)
Repayments of long-term debt	—	—	(19)	—	(19)
Debt issuance costs	(154)	154	—	—	—

Net cash used in financing activities	(154)	(376)	(19)	—	(549)

Net increase/(decrease) in cash and cash equivalents	—	6,269	(87)	—	6,182

Cash and cash equivalents, beginning of period	81	40,111	337	—	40,529

Cash and cash equivalents, end of period	$81	$46,380	$250	$—	$46,711

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.